
10011398

FULTON FINANCIAL CORPORATION
2009 Annual Report



"The 3,900 members of our team have been the key to ensuring that this company continues to move forward, and I am very grateful for their hard work and support. Their efforts enabled us to retain existing clients and attract new ones, and I am very proud that we are part of the same team."

- R. Scott Smith, Jr., Chairman & CEO

FULTON FINANCIAL
CORPORATION
P.O. BOX 4887 • LANCASTER, PENNSYLVANIA 17604

March 31, 2010


SEC MAIL
RECEIVED
PROCESSING
APR 01 2010
WASH, D.C.
200
SECTION

VIA EXPRESS MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Fulton Financial Corporation
Annual Report

Dear Sir:

Pursuant to Rule 14a-3(c), please find seven copies of our proxy statement and annual report to shareholder's enclosed.

You may call me at 717-735-8564 should you have any questions. Please acknowledge receipt of this letter by returning a copy in the envelope provided.

Sincerely,

John R. Merva
Vice President and
Associate Legal Counsel

JRM:ghz

Encls.

Dear Shareholder:

As I write to you, I am encouraged by how different the message and tone of this letter is from the one I wrote to our shareholders a year ago. At that time, we had ended the previous year with disappointing results, and as I shared that news, I stated that we were managing your company with one goal in mind: to position the Corporation for the future so that we could emerge faster and stronger as the economy improved.

Now, one year later, I am pleased to tell you that our strategies are working, as seen in our 2009 performance. Our fourth quarter 2009 earnings were relatively strong as compared to what we, and much of our industry, have experienced over the past two years. For the year ended December 31, 2009, net income available to common shareholders was $53.8 million, or 31 cents per diluted share, compared to a net loss available to common shareholders of $6.1 million, or 3 cents per diluted share, for 2008. We expect continued earnings improvement as the economy rebounds.



R. Scott Smith, Jr.
Chairman and Chief Executive Officer



E. Philip Wenger
President and Chief Operating Officer

In 2009, we saw significant core deposit growth, good growth in non-interest income, and continued tight control of expenses. There were a number of other bright spots during the past year as well. We increased our deposit market share in 36 of the 53 counties we serve throughout our five-state footprint. Our mortgage banking business contributed nicely to our bottom line. New technology that has been deployed throughout the company is helping us serve our customers even more efficiently than before. Our continued focus on the small business sector is enabling us to grow our presence in this market segment. And our enhanced rewards programs provide incentives for customers to increase their banking relationships with us.

Through these efforts and others, along with the help of a strengthening economy, we are focused on achieving our goal of returning this company to being a strong performer. We were pleased to see our stock price increase in the fourth quarter of 2009, as the market recognized our stronger financial performance.

As you know, the past 18-24 months have posed economic challenges for our customers, our company, our industry, our nation, and the world. During this tumultuous period, our primary goal was to make sure this company emerged successfully from a prolonged economic downturn. To do so, we made some difficult but necessary decisions. We continually and realistically assessed our loan portfolio and worked to address our credit issues quickly and decisively. We participated in the Treasury's Capital Purchase Program to ensure that we maintained a strong balance sheet in case of a prolonged recession. And we reduced the cash dividend for the first time in our history. I will discuss each of these actions briefly.

Loan quality has been a key priority for us and for our industry. Credit issues were the major challenge for the year, as we allocated additional reserves to cover loan losses. We expensed $190 million, and charged off $113 million in loans. While the credit crisis has not affected our company to the extent that it has affected a number of our peers, our loan losses were still far greater than any we had experienced in Fulton Financial's 28-year history. We worked to recognize credit quality problems early. We decisively addressed them to get those issues behind us and to position the company for better times ahead. Knowing that commercial real estate loans have been an industry-wide concern, we have managed this portfolio carefully to ensure that it is well diversified, that the



Charles J. Nugent
Senior Executive Vice President/
Chief Financial Officer

average loan size remains relatively small, and that a large portion of these loans are for owner-occupied properties, which helps to mitigate our risk.

Although we have paid careful attention to loan quality, we have continued to make quality loans to credit-worthy individuals and businesses. However, the demand for loans decreased as customers postponed growth and expansion plans in favor of more conservative financial practices. As we begin to see increasingly encouraging economic news, we believe that customers will feel more comfortable in expanding their businesses, purchasing homes, and pursuing the wide variety of lending options we have to offer.

We participated in the U.S. Treasury Department's Capital Purchase Program. Some banks have repaid these funds to the federal government, and I am often asked when we will do the same. Our board of directors continually evaluates our capital position relative to the economy and to our earnings performance. We will repay these funds when the board feels it is prudent to do so, and when it can be done in as shareholder-friendly a manner as possible.



James E. Shreiner
Senior Executive Vice President/ Administrative Services



Craig H. Hill
Senior Executive Vice President/ Human Resources

Our quarterly cash dividend currently stands at three cents per share, and I am sure you are wondering what our plans are for increasing the dividend in the future. We realize that the cash dividend is very important to our shareholders. However, during periods of economic challenge, it is important for a business to retain a greater portion of its earnings to see it through the difficult times, and that is what we have done. We are thankful that, even through the prolonged economic downturn, we have been able to continue to declare a dividend, although at a reduced level, and we look forward to the time when we can increase it. When the board of directors feels certain that our capital base is sufficient relative to the strength of the economy and our earnings are at a level that supports increasing the dividend, we will do so.

Many of our customers have seen and heard troubling news items related to problems in some areas of our nation's financial services industry. These articles have fostered a greater awareness of the importance of "knowing your banker." As a result, our commitment to local community banking is more important than ever. At a time when customers were unsure about the safety of their funds, we were there to help them. Our employees upheld our customer promise to "Care, Listen, Understand and Deliver," and they worked hard to earn and maintain each and every client's trust. Time and time again, we heard how grateful customers were for our team members, who live in, work in and give back to the communities they serve, and for the strength of our local decision-making process which, despite tough times, enabled families to buy homes, businesses to obtain loans, and helped hundreds of nonprofit and community organizations to continue to help our friends and neighbors in need.

Despite the economic downturn and our efforts to reduce costs, we continued to dedicate resources to strengthen our ability to deliver on our customer promise. This focus enabled us to maintain high employee morale and helped our staff members to communicate a stable and positive attitude to customers who were concerned about the safety and soundness of their financial partner. Our employees realized that we were operating in largely unprecedented times, and they met every challenge enthusiastically and effectively.



25
20
15
10
5
0
18.16%
9.33%
5.96%
2007
2008
2009

Return on Average Common Equity (tangible)*



0.75
0.50
0.25
0.00
$0.598
$0.600
$0.120
2007
2008
2009

Cash Dividends Per Common Share



1.5
1.0
0.5
0.0
$0.88
($0.03)
$0.31
2007
2008
2009

Net Income (Loss) Per Common Share (diluted)

*Net income (loss), adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

The 3,900 members of our team have been the key to ensuring that this company continues to move forward, and I am very grateful for their hard work and support. Their efforts enabled us to retain existing clients and attract new ones, and I am very proud that we are part of the same team.

We believe our efforts to focus on activities that will help us emerge from the economic downturn more quickly than our peers are working. The opportunity to acquire banks at a reasonable cost has not presented itself for several years. We are still interested in making acquisitions that would benefit our shareholders. However, in the absence of these opportunities, our ongoing strategy is to focus on organic growth. This means serving more individuals and businesses, providing a greater number of services to each of our customers, and increasing our non-interest income – all of which will strengthen the company's bottom line. Despite the challenges of the past year or two, we have continued to carefully and strategically invest in new branches in existing and new markets to foster organic growth.

As I close this letter, I want to thank you, and the more than 49,000 shareholders who have invested in our company. We know that there are sure to be some bumps along the road to economic recovery, but we have seen some encouraging news over the past few months. We will continue to work to deliver the kind of earnings performance that drives increases in shareholder value.

Sincerely,

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

AS OF OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per-share data)

BALANCE SHEET DATA	2009	2008	2007	Percent Change 2009/2008	Percent Change 2008/2007
Total assets	$16,636,000	$16,185,000	$15,923,000	2.8%	1.6%
Loans, net of unearned income	11,972,000	12,043,000	11,204,000	(0.6%)	7.5%
Deposits	12,098,000	10,552,000	10,105,000	14.7%	4.4%
Common shareholders' equity	1,566,000	1,491,000	1,575,000	5.0%	(5.3%)
PER COMMON SHARE DATA					
Net income (loss) (diluted)	$0.31	$(0.03)	$0.88	N/M	(103.4)
Common stock cash dividends	0.120	0.600	0.598	(80.0%)	0.3%
Shareholders' equity (tangible)	5.75	5.33	5.30	7.9%	0.6%

N/M - Not meaningful

10 YEARS IN REVIEW

(2000-2009)



6.6
7.8
8.4
9.8
11.2
12.4
14.9
15.9
16.2
16.6
00 01 02 03 04 05 06 07 08 09

Total Assets
(in billions
of dollars)



103.8
113.6
131.0
136.4
149.6
166.1
185.5
152.7
-5.6
73.9
00 01 02 03 04 05 06 07 08 09

Net Income (loss)
(in millions
of dollars)



44.3
54.0
60.1
66.8
77.3
88.5
100.9
103.5
104.6
21.1
00 01 02 03 04 05 06 07 08 09

Common Stock
Cash Dividends
(in millions
of dollars)



4.9
6.0
6.2
6.8
7.9
8.8
10.2
10.1
10.6
12.1
00 01 02 03 04 05 06 07 08 09

Deposits
(in billions
of dollars)



679
812
865
948
1,244
1,283
1,516
1,575
1,491
1,566
00 01 02 03 04 05 06 07 08 09

Common
Shareholders'
Equity
(in millions
of dollars)



4.9
5.4
5.3
6.1
7.5
8.4
10.4
11.2
12.0
12.0
00 01 02 03 04 05 06 07 08 09

Loans
(in billions
of dollars)

FULTON FINANCIAL

CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604


SEC Mail Processing
Section
APR 01 2010
WASH, D.C.
200

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD FRIDAY, APRIL 30, 2010 AT 10:00 A.M.

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION will be held on Friday, April 30, 2010, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect ten (10) directors to serve for one-year terms;

2. EXECUTIVE COMPENSATION. A non-binding resolution to approve the compensation of the named executive officers;

3. RATIFY KPMG LLP AS INDEPENDENT AUDITOR. To ratify the appointment of KPMG LLP as Fulton Financial Corporation's Independent Auditor for the fiscal year ending December 31, 2010; and

4. OTHER BUSINESS. To consider such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 1, 2010, shall be entitled to be given notice of, and to vote at, the meeting. **Please note that Fulton's 2010 meeting is being held at a different location than last year's meeting. Public parking is available in downtown Lancaster. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.**

It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but please RSVP that you will attend. See the enclosed Annual Meeting Invitation and Reservation Form for more information and to RSVP if you are going to attend the meeting in person.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
March 26, 2010

[This Page Intentionally Left Blank]

PROXY STATEMENT

Dated and To Be Mailed on or about: March 26, 2010

FULTON FINANCIAL CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 30, 2010 AT 10:00 A.M.

TABLE OF CONTENTS

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton, and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks and today owns the following depository banks: Delaware National Bank, FNB Bank, N.A., Fulton Bank N.A., Lafayette Ambassador Bank, Skylands Community Bank, Swineford National Bank, The Bank and The Columbia Bank. In 2009, Fulton Bank changed its charter to become a national bank and changed its formal name to Fulton Bank, National Association.

In addition, Fulton has several other direct subsidiaries including: Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which certain branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low to moderate income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate-owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The annual meeting of the shareholders of Fulton ("Annual Meeting") will be held on **Friday, April 30, 2010, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania.**

You are cordially invited to attend the Annual Meeting, but in order for Fulton to plan and prepare for the proper number of shareholders, please **RSVP** and confirm that you will attend by completing and returning the enclosed postcard which is part of the Annual Meeting Invitation and Reservation Form enclosed. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m. Shareholders are encouraged to arrive early. Public parking is available in downtown Lancaster. For a list of available parking locations, please consult the Lancaster Parking Authority web site at www.lancasterparkingauthority.com or consult the information on the Annual Meeting Invitation and Reservation Form. Each shareholder may be asked to present valid picture identification, such as a driver's license, and some proof of share ownership. Large bags, cameras, recording devices and other electronic devices will not be permitted at the meeting.

This Proxy Statement relates to Fulton's twenty-eighth Annual Meeting of the shareholders. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on March 1, 2010 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, and to vote at, the Annual Meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) to elect ten (10) directors to serve for one-year terms; (ii) a non-binding resolution to approve the compensation of the named executive officers; (iii) to ratify the appointment of KPMG LLP as Fulton's independent auditor; and (iv) to consider and vote upon such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 10:00 a.m. on Friday, April 30, 2010, and any adjournments thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by mail, telephone or by electronic communication by Fulton's directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Fulton will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. Fulton has engaged Laurel Hill Advisory Group, LLC to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The costs of such services are estimated at $7,500 for the proxy solicitation fee, plus reasonable research, distribution and mailing costs.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the written instructions of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the ten (10) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2010. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton as permitted by Rule 14a-4(c).

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan (the "ESPP") will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Common Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Plan"), formerly known as the Fulton Financial Corporation Profit Sharing Plan, will be voted by Fulton Financial Advisors, a division of Fulton Bank ("FFA") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for FFA to vote, participants' voting instructions must be received by April 24, 2010. Shares held in the Fulton Financial Common Stock Fund with respect to which no voting instructions are received by April 24, 2010, will be voted by FFA FOR the election of the ten (10) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2010.

Effect of Not Voting Your Shares

If you hold your shares in street name with a bank or broker it is important that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent changes in regulation, however, no longer permit your bank or broker to vote your shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors or any non-routine matters, such as Item 2 of this Proxy Statement, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 3 of this Proxy Statement) and other matters that your bank or broker considers routine. If you are a registered shareholder of record who holds stock in certificates or book entry with Fulton's transfer agent and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Accordingly, we encourage you to vote your shares before the meeting either by returning your proxy by mail, voting by telephone or voting via the Internet so that your shares will be represented and voted at the meeting if you cannot attend in person.

Voting of Shares and Principal Holders Thereof

At the close of business on the Record Date, Fulton had 176,467,834 shares of common stock outstanding and entitled to vote. There is no other class of common stock outstanding. As of the Record Date, 2,843,815 shares of Fulton common stock were held by FFA, as sole fiduciary. The shares held by FFA as sole fiduciary represent, in the aggregate, approximately 1.61 percent of the total shares outstanding and unless directed otherwise will be voted FOR the election of the ten (10) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2010.

A majority of the outstanding common stock present in person or by proxy constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes [1] as present for purposes of determining a quorum, but broker non-votes will not be counted for any proposal.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except for the election of directors, or in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the ten (10) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors for terms of one year. The affirmative

[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote; and (ii) the broker or nominee does not have discretionary voting power to vote such shares on a particular proposal.

vote of a majority of the common shares represented and voting at the Annual Meeting is required for approval of the non-binding resolution to approve the compensation of the named executive officers and ratification of Fulton's independent auditor. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the election of directors, the non-binding resolution to approve the compensation of the named executive officers, or for the ratification of Fulton's independent auditor. Abstentions and broker non-votes will have no effect on the director election, the non-binding resolution concerning executive compensation or the ratification of Fulton's independent auditor, since only votes cast will be counted.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton, except those listed on page 13 under "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners."

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the ten (10) nominees identified in this Proxy Statement to serve for one-year terms, FOR the non-binding resolution to approve the compensation of the named executive officers, and FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2010.

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement and proxy for the 2011 Annual Meeting must be received at the principal executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania no later than November 26, 2010. Any shareholder proposal not received at Fulton's principal executive offices by February 9, 2011, which is 45 calendar days before the one year anniversary of the date Fulton released the previous year's annual meeting proxy statement to shareholders, will be considered untimely and, if presented at the 2011 Annual Meeting, the proxy holders will be able to exercise discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. All shareholder proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, as well as Fulton's Bylaws.

Generally, a shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2011 Annual Meeting. The shareholder, or a qualified representative, must attend the 2011 Annual Meeting in person to present the proposal. The shareholder must continue to hold the shareholder's stock through the date of the 2011 Annual Meeting.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written Code of Conduct ("Code") for over two decades that governs the conduct of its directors, officers and employees. The Code was revised in 2004 to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ listing standards, and Fulton provides the Code to each director, officer and employee. In 2006, Fulton updated the Code to include a new process for filing anonymous complaints and to make other minor changes. Fulton last updated the Code in 2008 to include a hotline number and make other minor changes. A current copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code is also posted and available on Fulton's website at www.fult.com.

Corporate Governance Guidelines

Fulton has adopted Corporate Governance Guidelines ("Governance Guidelines") that include guidelines and Fulton's policy regarding the following topics: (1) board size; (2) director qualifications; (3) service on other boards and director change in status; (4) meeting attendance and review of meeting materials; (5) director access to management and independent advisors; (6) designation of lead director; (7) executive sessions; (8) CEO evaluation and succession planning; (9) board and committee evaluations; (10) stock ownership guidelines; (11) communications by interested parties; (12) board and committee minutes; (13) codes of conduct; and (14) disclosure and update of the Governance Guidelines. A current copy of the Governance Guidelines can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Governance Guidelines are also posted and available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the Board of Directors shall determine the number of directors. Pursuant to Fulton's Bylaws, as amended, beginning with the 2009 Annual Meeting, nominees elected to the Board of Directors are elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting were permitted to serve the remainder of their elected term, even if greater than one year. Beginning in 2011 all nominees will be elected for a one-year term.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified.

Fulton's Bylaws limit the age of director nominees, and no person shall be nominated for election as a director who will attain the age of seventy-two (72) years on or before the date of the Annual Meeting at which he or she is to be elected. There is also a mandatory retirement provision in the Bylaws, which states that the office of a director shall be considered vacant at the Annual Meeting next following the director's seventy-second (72) birthday. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the Board may be substantially impaired. Circumstances that trigger this provision include, but are not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse; and, unless such an event is promptly cured to the satisfaction of Fulton, any extension of credit by any of Fulton's affiliate banks for which the director or a related interest of the director is an obligor or guarantor is: a) classified by Fulton as nonaccrual, sixty or more days past due, or restructured; b) assigned a risk rating of "substandard" or less; or c) not in material compliance with Federal Reserve Regulation O (12 CFR 215). While the Fulton policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's Board of Directors to consider carefully, on a case-by-case basis, whether or not Fulton should accept such a resignation.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton requires shareholder nominations to be made in writing and delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). Further, the notice to the Chairman of the Board or the Corporate Secretary of a shareholder nomination shall set forth: (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated, (ii) the name, age, business address and residence address of each nominee proposed in such notice, (iii) the principal occupation or employment of each such nominee, (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee, (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders, (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded. Shareholder nominees are not subject to any greater or different standard of review by Fulton's Board of Directors or its Nominating and Corporate Governance Committee.

Director Qualifications

In considering any individual nominated for board membership, including those nominated by a shareholder, Fulton considers a variety of factors, including whether the candidate is recommended by executive management, the individual's professional and personal qualifications, including business experience, education and community and charitable activities, and the individual's familiarity with a market or markets in which Fulton is located or is seeking to locate, or with a market that is similar to those in which Fulton is located or is seeking to locate. Fulton does not have a separate written policy on how diversity is to be considered in the director nominating process. Generally, however, Fulton takes into account diversity in business experience, community service, skills, professional background and other qualifications, as well as diversity in race and gender, in considering individual candidates. Fulton's Governance Guidelines provide that Fulton's Board of Directors should be sufficient in size to achieve diversity in business experience, community service and other qualifications among non-employee directors while still facilitating substantive discussions in which each director can participate meaningfully. In 2004, the Board of Directors formed the Nominating and Corporate Governance Committee of the Board, whose members are independent in accordance with the NASDAQ listing standards. The charter for the Nominating and Corporate Governance Committee is posted and available on Fulton's website at www.fult.com. The Nominating and Corporate Governance Committee is responsible for recommending director nominees to the Board of Directors and for the Governance Guidelines. Information on the experience, qualifications, attributes or skills of Fulton's continuing directors and nominees is described under Continuing Director and Nominee Biographical Information below.

ELECTION OF DIRECTORS – PROPOSAL ONE

General Information

For the 2010 Annual Meeting, the Board of Directors has fixed the number of directors at fourteen (14). There are four (4) continuing directors whose terms of office will expire at the 2011 Annual Meeting. Pursuant to Fulton's Bylaws, as amended, beginning with the 2009 Annual Meeting, nominees to the Board of Directors shall be elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting were permitted to serve the remainder of their elected term, even if greater than one year. The Board of Directors has nominated the following ten (10) persons for election to the Board of Directors for a term of one year:

2010 Director Nominees

Jeffrey G. Albertson	Donald M. Bowman, Jr.	Dana A. Chryst
Craig A. Dally	Rufus A. Fulton, Jr.	George W. Hodges
Willem Kooyker	John O. Shirk	R. Scott Smith, Jr.
E. Philip Wenger		

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the nomination of the above individuals. However, in the event that any of the foregoing 2010 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors of Fulton may recommend. The Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The ten (10) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast in the election of directors.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the ten (10) nominees identified in this Proxy Statement to serve for one-year terms.

Information about Nominees, Continuing Directors and Independence Standards

Information concerning the experience, qualifications, attributes or skills of the ten (10) persons nominated by Fulton for election to the Board of Directors of Fulton at the 2010 Annual Meeting and concerning the other continuing directors is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for board of directors and committee independence. At its January 2010 meeting, the Board of Directors determined that eleven (11) of Fulton's current fourteen (14) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of Directors found that Directors Bowman, Bond, Chryst, Dally, Freer, Fulton, Hodges, Kooyker, Lesher, Shirk and Stewart met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the SEC for service on the Audit Committee. The Board of Directors considered the relationships and other arrangements, if any, of each director when director independence was reviewed, including Fulton's relationships with the law firms with which Directors Dally and Shirk were affiliated in 2009. The other types of relationships and transactions that were reviewed are more fully described in "Related Person Transactions with Directors and Executive Officers" on page 47.

Continuing Director and Nominee Biographical Information

Several of the directors joined Fulton's Board as a result of mergers, or were directors when the Corporation was formed in 1982. The following biographical information, experience and qualifications below represent each continuing director's or nominee's background, experience, qualifications, attributes or skills that led Fulton to conclude that these persons should serve as a director of Fulton.



JEFFREY G. ALBERTSON, age 69.
- Director of Fulton since 1996 and a Nominee for election at the Annual Meeting.
- Director of The Bank since 1989.
- Admitted and licensed to practice law in New Jersey and the Federal District Court in 1966 and Partner of the Albertson Law Office.
- Recipient of the 2002 New Jersey Lawyer of the Year Award.
- New Jersey Bar Association Trustee from 1979 to 1985. Mr. Albertson also served on the New Jersey Bar Association Judicial and Prosecutorial Appointments Committee and Supreme Court Ethics Committee.
- General Counsel (1982 - 1990) to the Eastern Pennsylvania-Southern New Jersey Delaware Valley Regional Planning Commission, a bi-state planning transportation agency.
- Community service includes several terms on the Underwood-Memorial Foundation Board, Councilman for the Borough of Woodbury Heights (1969 to 1973), Solicitor for the Gloucester County municipalities of Franklin Township, Woodbury Heights, Mantua Township and Monroe Township.

Mr. Albertson's broad legal experience in business transactions, particularly in lending, real estate, and state and local law, as well as his knowledge of the southern New Jersey market, adds valuable outside experience to Fulton's Board of Directors. He has extensive knowledge of Fulton through his tenure of more than ten years on its Board of Directors.



JOHN M. BOND, JR. (Independent Director), age 66.
- Director of Fulton since 2006 with current term expiring in 2011.
- Director of The Columbia Bank since 1988.
- Director of the Federal Home Loan Bank of Atlanta 2005 to present.
- Director Columbia Bancorp (NASDAQ:CBMD) from 1987 to 2006 when Columbia Bancorp merged with Fulton.
- Retired as Chief Executive Officer of The Columbia Bank in 2006. Former Chairman of the Maryland Bankers Association 2001 to 2002. Trustee Goucher College 1997 to present.
- Admitted and licensed to practice law in New York.

Mr. Bond offers Fulton's Board of Directors years of bank executive management and financial expertise, strong knowledge of the financial services industry and knowledge of the suburban markets near Baltimore and Washington DC, as well as northern Virginia. Mr. Bond also brings a focused historical perspective to the Fulton Board with his prior corporate governance experience and having held leadership positions at an entity acquired by Fulton.



DONALD M. BOWMAN, JR. (Independent Director), age 71.
- Director of Fulton since 1994 and a Nominee for election at the Annual Meeting.
- Director of Hagerstown Trust Company from 1981 until it was combined with The Columbia Bank in 2009, Director of The Columbia Bank and a member of the Hagerstown Trust Advisory Board.
- Business Entrepreneur and Partner in Bowman Group which includes D.M. Bowman, Inc. (a transportation and logistics firm), Bowman Development Corporation (a commercial real estate development company with assets in five states), Bowman Sales and Equipment (a storage and office trailer leasing enterprise) and Bowman Hospitality and Convenience (a hotel and restaurant business).
- Board Member of Antietam Healthcare Foundation 2003 to present and Board Member of Maryland Theatre 2006 to present. In addition, Mr. Bowman has served a total of 12 years (not consecutive) as a member of the Washington County Economic Development Commission, and was honored as 2009 Washington County Business Person of the Year.

As a result of numerous years as a successful entrepreneur in a wide array of business ventures, Mr. Bowman provides Fulton's Board of Directors with a business person's perspective and extensive knowledge of what is required for a business to be successful in both good and bad times. In addition, Mr. Bowman also provides an extensive knowledge of Fulton's markets in western Maryland, southern Pennsylvania, eastern West Virginia, and northwestern Virginia, as well as valuable knowledge of Fulton through his tenure of more than fifteen years on its Board of Directors.



DANA A. CHRYST (Independent Director), age 50.
- Director of Fulton since 2008 and a Nominee for election at the Annual Meeting.
- Director of Fulton Bank since 2003.
- Chief Executive Officer and owner of The Jay Group (a marketing fulfillment company).
- Director of Lancaster General Hospital 2007 to present, Lancaster General Health 2004 to present.
- Director of Hershey Entertainment & Resorts Company 2006 to present.
- An active community member, Ms. Chryst has been the recipient of several prestigious awards including the 2009 Women's Business Enterprise Star by the Women's Business Enterprise Council and 2008 Volunteer of the Year by the American Heart Association. She is also the recipient of the Central Penn Business Journal's "25 Women of Influence 2010" award.

As the Chief Executive Officer of a marketing fulfillment company, Ms. Chryst offers the Board of Directors her expertise in the areas of marketing, human resources, distribution, business processes and finance. In addition, she has extensive knowledge of Fulton's south central and southeastern Pennsylvania markets.



CRAIG A. DALLY (Independent Director), age 53.
- Director of Fulton since 2000 and a Nominee for election at the Annual Meeting.
- Director of Lafayette Ambassador Bank since 1990.
- Judge, Third Judicial District of Pennsylvania, 2010 to present.
- Admitted and licensed to practice law in Pennsylvania and New Jersey.
- Former partner of Pierce & Dally, LLP (law firm).
- Served as a member of the Pennsylvania House of Representatives, District 138, from 1996 to 2010 and former Director of the Pennsylvania Higher Education Assistance Agency 2007 to 2010.
- Director of Nazareth Area YMCA, 1993 to present; Moravian Hall Square Retirement Community, 2006 to present; and Two Rivers Health and Wellness Foundation, 2003 to present.

Mr. Dally brings unique knowledge and expertise to Fulton's Board of Directors that he gained as a founding director of Lafayette Ambassador Bank, a member of the Pennsylvania House of Representatives, a Director of the Pennsylvania Higher Education Assistance Agency, a law firm partner and his leadership role in various philanthropic endeavors in the Lehigh Valley.



PATRICK J. FREER (Independent Director), age 60.
- Director of Fulton since 1996 with current term expiring in 2011.
- Director of Lebanon Valley Farmers Bank, formerly known as Farmers Trust Bank, from 1980 until it was combined with Fulton Bank in 2007.
- President, Strickler Insurance Agency, Inc. (insurance broker) and a Certified Insurance Counselor.
- Board member of Lebanon County Christian Ministries 2001 to present, American Cancer Society Lebanon Unit 2007 to present and Lebanon Valley Sertoma Club 1976 to present.
- Past president of Lebanon County Christian Ministries and Lebanon Valley Sertoma Club.

Mr. Freer brings to the Fulton Board of Directors an extensive knowledge of insurance, investments, finance and risk management as well as valuable knowledge of Fulton through his tenure of more than ten years on its Board of Directors and as a bank director since 1980. Mr. Freer has long been an active member in his community helping with numerous capital campaigns and community projects.



RUFUS A. FULTON, JR. (Independent Director), age 69.
- Director of Fulton since 1984 and a Nominee for election at the Annual Meeting.
- Retired Chairman of the Board and Chief Executive Officer of Fulton.
- Director of The Aerospace Corp. 2006 to present (research and development for the aerospace industry), Burnham Holdings, Inc. 2000 to present (manufacturer of boilers, furnaces, radiators and air conditioning systems), High Real Estate Group 2007 to present (real estate), Lebanon Seaboard Corporation 2008 to present (chemicals and fertilizers) and Highmark, Inc. 2005 to present (health insurance).
- Former Director Federal Reserve Bank of Philadelphia 1999 to 2001 and Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2002 to 2005.
- Director of The Boys' and Girls' Club of Lancaster 1973 to present, Franklin & Marshall College Leadership Council 1994 to present and Lancaster Police Foundation 2006 to present.

Mr. Fulton brings to all Board of Director and Committee discussions and deliberations broad knowledge of the financial services industry, as well as valuable knowledge of Fulton through his long tenure of more than twenty five years on the Board of Directors, his service as the former Chairman and CEO of Fulton from 1999 until 2005 and other management positions with Fulton. In addition, Mr. Fulton has prior and current board service on a number of corporate boards and several community organizations.



GEORGE W. HODGES (Independent Director), age 59.
- Director of Fulton since 2001 and a Nominee for election at the Annual Meeting.
- Former Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.
- Director York Water Company 2000 to present (NASDAQ:YORW).
- Director of The Wolf Organization, Inc. from 2008 to present (regional distributor of kitchen and bath products and specialty building products), Director of Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems), and has served on the boards of various for profit, non-profit and community organizations.
- Mr. Hodges, now retired, served as non-executive Chairman of the Board of The Wolf Organization from 2008 to 2009. Prior to being Chairman, Mr. Hodges was a member of the Office of the President of The Wolf Organization from 1986 to 2008.

Mr. Hodges brings considerable financial expertise and business knowledge to the Fulton Board of Directors, both through his business experience and his service on other boards. His extensive business experience, financial expertise, and background are also invaluable for Fulton's Audit Committee where he serves as Chairman and as a Financial Expert, as defined by the SEC regulations.



WILLEM KOOYKER (Independent Director), age 67.
- Director of Fulton since 2005 and a Nominee for election at the Annual Meeting.
- Director of Somerset Valley Bank until it was combined with Skylands Community Bank in 2007.
- Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company).
- Former Board Member and Co-Founder of Derivatives Portfolio Management 1993 to 2005.
- Board Member of National Mentoring Partnership 1993 to present and in 2009 was named Chairman. Mr. Kooyker has served as director and trustee for a variety of industry and philanthropic organizations. He is a member of the advisory board of The Oliver Scholars Program (New York, NY), which mentors African-American and Latino children and their families. He also is a council member of the Woodrow Wilson International Center for Scholars, which engages in the study of national and world affairs.

Mr. Kooyker has significant business, finance, trading and investment experience that enables him to serve on Fulton's Audit Committee as a Financial Expert, as defined by the SEC regulations. He also brings experience with a focus on currencies, stocks, financials and the commodity markets to the Fulton Board of Directors.



DONALD W. LESHER, JR. (Independent Director), age 65.
- Director of Fulton since 1998 with current term expiring in 2011.
- Director of Lebanon Valley National Bank from 1978 until it was merged into Lebanon Valley Farmers Bank in 1998, then a Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007.
- Retired President, Lesher Mack Sales and Service (truck dealership).
- During his career Mr. Lesher has supported and served as a board member of various non-profit and community organizations. He is not currently serving on any non-profit or community boards, but his prior service included being a director of the YMCA Lebanon Valley, Community Chest – United Way of Lebanon County, Lebanon Lancaster Boy Scout Board, Good Samaritan Hospital and Lebanon County Christian Ministries.

Mr. Lesher provides Fulton with valuable perspectives in finance, industrial real estate and business operations as a retired private business owner and operator in the truck sales and transportation fields. He also adds valuable knowledge of Fulton through his tenure of more than ten years on its Board of Directors.



JOHN O. SHIRK (Independent Director), age 66.
- Director of Fulton since 1983 and a Nominee for election at the Annual Meeting.
- Director of Fulton Bank since 1983.
- Of Counsel 2007 to present and Managing Partner from 1983 to 1993, Barley Snyder LLC (law firm).
- Director of Eastern Insurance Holdings, Inc. (NASDAQ: EIHI) 1987 to present and has been or continues to be a director of various service, manufacturing, construction and non-profit organizations.

As a practicing attorney and a former partner of a multi-disciplinary law firm, Mr. Shirk has extensive experience in mergers and acquisitions, corporate finance, advanced corporate planning, structuring corporations, partnerships, limited liability companies and other business entities, real estate development and finance, business and construction contracts and contract disputes. He has also served as general counsel for Franklin & Marshall College for many years, has extensive experience on other boards and has valuable knowledge of Fulton through his tenure of more than twenty five years on its Board of Directors.



R. SCOTT SMITH, JR., age 63.
- Director of Fulton since 2001 and a Nominee for election at the Annual Meeting.
- Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation.
- Director of Fulton Bank from 1993 to 2002.
- Director of the American Bankers Association 2006 to 2009
- Member of the Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2008 to present.
- Employed by Fulton since 1978 and worked in financial services since 1969.

Mr. Smith's various management roles with Fulton during his thirty two years of service and leadership capabilities give him a broad understanding of the financial services industry, Fulton's operations, corporate governance matters and the leadership experience qualifying him to serve on the Fulton Board of Directors.



GARY A. STEWART (Independent Director), age 62.
- Director of Fulton since 2001 with current term expiring in 2011.
- Partner, Stewart Associates (real estate developer), Director of Stewart Companies (manufacturing holding company), President of Aspen Equity Group LLC (real estate) and has served on the boards of various for profit, non-profit and community organizations.
- Former Director of York Bank & Trust Company from 1981 to 1998.
- Former Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.

Mr. Stewart has relevant business experience and bank board service qualifying him for service as a member of the Board of Directors that includes insight and extensive experience in real estate acquisition, development, finance and management.



E. PHILIP WENGER, age 52.
- Director of Fulton since March 2009 and a Nominee for election at the Annual Meeting.
- President and Chief Operating Officer of Fulton Financial Corporation.
- Director of Fulton Bank from 2003 to 2009.
- Employed by Fulton in a number of positions since 1979, including a variety of management positions.

Mr. Wenger possesses an extensive knowledge of the many aspects of banking operations through more than thirty years of experience in the financial services industry. He has gained valuable insight through his experience in different banking areas, including retail banking, commercial banking, bank operations and systems. Prior to his appointment as Fulton's President and Chief Operating Officer, he was the Chairman and Chief Executive Officer of Fulton Bank.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director, nominee for director and the named executive officers, Messrs. Smith, Wenger, Nugent, Shreiner and Hill (the "Executives" or "Senior Management" and individually the "Executive"). Except as to the Beneficial Owners and other Principal Holders listed below, to the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee, continuing director or the Executives are held either (i) individually by the person, (ii) individually by the person's spouse or children living in the same household, (iii) jointly with the person's spouse or children living in the same household, or (iv) in the name of a bank, broker or nominee for the account of the person, person's spouse, or the person's children living in the same household. The directors, nominees and the Executives of Fulton, as a group, owned of record and beneficially 5,071,642 [1] shares of Fulton common stock, representing 2.84 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned [1] [2] [3]	Percent of Class
Jeffrey G. Albertson	Nominee for Director	238,341 [4]	*
John M. Bond, Jr.	Director	533,007 [5]	*
Donald M. Bowman, Jr.	Nominee for Director	1,049,868 [6]	*
Dana A. Chryst	Nominee for Director	5,651	*
Craig A. Dally	Nominee for Director	173,475 [7]	*
Patrick J. Freer	Director	75,266 [8]	*
Rufus A. Fulton, Jr.	Nominee for Director	266,295 [9]	*
Craig H. Hill	Senior Executive Vice President	188,661[10]	*
George W. Hodges	Nominee for Director	14,878	*
Willem Kooyker	Nominee for Director	302,701[11]	*
Donald W. Lesher, Jr.	Director	153,509[12]	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	486,515[13]	*
John O. Shirk	Nominee for Director	84,179[14]	*
James E. Shreiner	Senior Executive Vice President	342,848[15]	*
R. Scott Smith, Jr.	Chairman of the Board, Chief Executive Officer and Nominee for Director,	598,910[16]	*
Gary A. Stewart	Director	245,749[17]	*
E. Philip Wenger	President, Chief Operating Officer and Nominee for Director	311,789[18]	*
Total Ownership	Directors and Executives as a Group (17 Persons)	5,071,642	2.84 %
Other Principal Holders			
BlackRock, Inc. **40 East 52nd Street** **New York, NY 10022**	N/A	10,807,623[19]	6.13%

Footnotes

(1) Includes 1,492,279 shares issuable upon the exercise of vested stock options and 84,145 shares of unvested restricted stock, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

(2) As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Bowman, who has pledged 974,119 shares in connection with lines of credit at other financial institutions and Mr. Stewart, who has pledged 134,755 shares in connection with a collateral account with his broker related to a line of credit with the same broker.

(3) Fulton has established a stock ownership guideline for Fulton directors and certain officers. Targeted ownership for Directors is $50,000 in fair market value of Fulton common stock. For executive officers, the targeted stock ownership differs by position. The Chief Executive Officer must acquire shares with a fair market value of 2 times his base salary, the President and the Chief Financial Officer must acquire shares with a fair market value of 1.5 times their respective base salary, and certain other officers must acquire shares with a fair market value of 1 times their base salary. Achievement of these stock ownership guidelines is determined annually based on the closing price of Fulton stock on December 31. As of December 31, 2009, all Executives and all Directors, except for Ms. Chryst, have satisfied the stock ownership guidelines and Director Chryst has until June 2012 to satisfy the ownership guidelines.

(4) Mr. Albertson's ownership includes 11,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

(5) Mr. Bond's ownership includes 164,657 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

(6) Mr. Bowman's ownership includes 9,478 shares held in an IRA, 166,114 shares held jointly with his spouse, 35,781 shares held solely by his spouse, 9,479 shares in his spouse's IRA and 287,428 shares held by Bowman Sales & Equipment, Inc.

(7) Mr. Dally's ownership includes 11,213 shares held in an IRA, 2,365 shares held jointly with his spouse and 20,387 shares held as custodian for his children.

(8) Mr. Freer's ownership includes 74,975 shares held jointly with his spouse and 291 shares held solely by his spouse.

(9) Mr. Fulton's ownership includes 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 65,099 shares held in Fulton's 401(k) Plan.

(10) Mr. Hill's ownership includes 3,299 shares held jointly with his spouse. Also includes 32,953 shares held in Fulton's 401(k) Plan, 13,113 shares of unvested restricted stock and 139,295 shares which may be acquired pursuant to the exercise of vested stock options.

(11) Mr. Kooyker's ownership includes 194,911 shares held jointly with his spouse and 107,790 shares held in trusts for his children.

(12) Mr. Lesher's ownership includes 10,597 shares held in an IRA, 45,099 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

(13) Mr. Nugent's ownership includes 54,728 shares held solely by his spouse. Also includes 29,260 shares held in Fulton's 401(k) Plan, 19,670 shares of unvested restricted stock, 11,394 shares held in an IRA and 342,950 shares which may be acquired pursuant to the exercise of vested stock options.

(14) Mr. Shirk's ownership includes 17,131 shares held solely by his spouse and 3,000 shares held by Tipararee, LLC. Also includes 35,900 shares held in a Trust Under Will, for which Mr. Shirk is Co-Trustee.

(15) Mr. Shreiner's ownership includes 105,840 shares held jointly with his spouse, 13,113 shares of unvested restricted stock and 223,894 shares which may be acquired pursuant to the exercise of vested stock options.

(16) Mr. Smith's ownership includes 25,135 shares of unvested restricted stock, 21,397 shares held in Fulton's 401(k) Plan and 404,605 shares which may be acquired pursuant to the exercise of vested stock options.

(17) Mr. Stewart's ownership includes 89,635 shares held in a grantor retained annuity trust and 89,283 shares held by the Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of these shares beyond his pro rata interest in the Stewart Foundation.

(18) Mr. Wenger's ownership includes 37,287 shares held jointly with his spouse, 13,113 shares of unvested restricted stock, 41,516 shares held in Fulton's 401(k) Plan and 216,878 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,514 shares held in Fulton's 401(k) Plan for his spouse and 480 shares held as custodian for his children.

(19) This information is based solely on a Schedule 13G filed with the SEC on January 29, 2010 by BlackRock, Inc., which reported sole voting power and sole dispositive power as to 10,807,623 shares as of December 31, 2009.

INFORMATION CONCERNING COMPENSATION

Named Executive Officers

The following persons are the named executive officers of Fulton included in this proxy statement:

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	63	Chairman of the Board and Chief Executive Officer of Fulton Financial Corporation since December 2008; Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation from January 2006 to December 2008; President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
E. Philip Wenger	52	President and Chief Operating Officer of Fulton Financial Corporation since December 2008; Senior Executive Vice President of Fulton Financial Corporation from January 2006 to December 2008 and Chairman of Fulton Bank from October 2006 to February 2009; Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President of the Lancaster, York and Chester County Divisions of Fulton Bank from 2001 to 2003.
Charles J. Nugent	61	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; and Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001. Director of the Federal Home Loan Bank of Pittsburgh since January 2010.
James E. Shreiner	60	Senior Executive Vice President of Fulton Financial Corporation since January 2006; and Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005.
Craig H. Hill	55	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Executive Vice President/Director of Human Resources from 1999 through 2005.

Compensation Discussion and Analysis

Executive Summary

Fulton's overall executive compensation program is designed to enable Fulton to achieve its compensation objectives, as discussed below. Under Fulton's executive compensation structure, the mix of base salary, incentive bonus and equity compensation varies depending upon the Executive's position. Fulton believes that the compensation of its Executives, the level of management having the greatest ability to influence Fulton's performance, should have a significant portion of compensation that is performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Fulton believes that it needs to offer competitive compensation in order to recruit, motivate and retain qualified officers and employees, and that Executive compensation should reflect Fulton's overall performance and the contribution of its Executives to that performance. Taking into consideration the variable compensation bonus plan that was introduced in 2006 for the Executives and other officers (the "Variable Plan") and the 2004 Stock Option and Compensation Plan (the "2004 Stock Plan"), and based on a review of Executives' base salaries, Fulton believes that its compensation program is competitive and well balanced between cash, non-cash and incentive elements and that the base salaries of the Executives are appropriate based on their level of experience, positions, responsibilities and recent performance. Fulton's compensation program also includes employment agreements entered into with its Executives that are designed to provide reasonable severance benefits in specified circumstances. For 2009 and 2010, the Board of Directors determined the compensation for the Executives, after receiving recommendations from the Human Resources Committee ("HR Committee"). The recommendations of the HR Committee were based upon external salary comparisons of selected peer institutions and an evaluation of the individual performance of each Executive. Fulton's Executive compensation program is based, to a significant degree, on peer information, as discussed in "Use of Peer Groups" on page 21, and on the recommendations of the HR Committee's compensation consultant.

In December 2008 Fulton became a participant in the Capital Purchase Program ("CPP") which was authorized under the Emergency Economic Stabilization Act of 2008. Fulton and the Executives are subject to the executive compensation provisions of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 ("EESA"), and the interim final rule (the "Treasury Rules") [1] of the United States Department of the Treasury (the "Treasury"). These provisions of EESA and the Treasury Rules have affected Fulton's compensation programs for the Executives and other officers in 2009 and 2010, and are discussed in more detail below.

Compensation Philosophy

Objectives. Fulton's executive compensation philosophy and program are intended to achieve three objectives:

- Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performance in relation to key financial measures[2] which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's conservative company culture and overall risk profile.

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[1] On June 15, 2009, Treasury issued an interim final rule, promulgated pursuant to its authority under EESA, to provide guidance and standards on the executive compensation and corporate governance provisions associated with CPP participation.

[2] See discussion of scorecards in the Variable Plan section beginning on page 23. Key financial measures for Executives include, but are not limited to, five-year average total shareholder return and earnings per share growth.

• Link pay to performance – Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives' contributions to the achievement by Fulton of its financial and non-financial goals and to differentiate rewards to Executives, based on their individual contributions.

• Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While setting its overall compensation package at a competitive level is essential in competing for and retaining talented employees in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

To achieve these three objectives, Fulton provides the following elements of executive compensation:

• Base Salary - Fulton pays competitive base salaries in line with the market median at comparable peer companies. Base salaries are set to reflect job responsibilities, individual experience and tenure.

• Annual Performance Awards - Annual incentives are designed to motivate performance and focus the attention of the Executives on the achievement of business goals. Fulton believes that earnings per share ("EPS") growth relative to its peers is a critical measure for future success. Although Fulton believes in paying near the median in total cash compensation for expected performance, annual performance awards provide the Executives with the opportunity to earn cash compensation above the median for superior performance under the Variable Plan.

• Equity Awards - Fulton believes in providing long-term incentives in the form of equity in order to focus the Executives on delivering long-term performance and shareholder value. The long-term incentive program is designed to provide the Executives with a long-term wealth-building opportunity, while balancing potential market volatility and risk. Fulton believes in equity award levels that are fair and market competitive, but not excessive.

• Benefits - Fulton believes in providing benefits that are competitive in the marketplace and that encourage the Executives to remain with Fulton. Retirement benefits are designed to provide reasonable long-term financial security.

• Perquisites - Consistent with its conservative culture, Fulton believes in providing the Executives and other officers basic perquisites that are necessary for conducting Fulton's business.

HR Committee Membership and Role

Each member of the HR Committee qualifies as an independent director under the NASDAQ listing standards. The HR Committee is currently comprised of five independent directors, including the HR Committee Chair, all of whom are elected annually by Fulton's Board of Directors. There are no interlocking relationships, as defined in the regulations of the Securities and Exchange Commission ("SEC"), involving members of the HR Committee. For a further discussion on director independence, see the "Information about Nominees, Continuing Directors and Independence Standards" section on page 7 of this proxy statement.

Prior to September 2009, the Executive Compensation Committee of the Board of Directors, whose members were independent under the NASDAQ listing standards, handled executive compensation matters and the Human Resources Committee oversaw other compensation matters. Fulton decided to consolidate the two board committees into the HR Committee. For clarity, all executive compensation actions discussed in the Compensation Discussion and Analysis are referenced as being made by the HR Committee.

Pursuant to its charter, which is available on Fulton's website at www.fult.com, and consistent with NASDAQ rules, the role of the HR Committee is to assist the Board of Directors in evaluating and setting salaries, bonuses and other compensation of the Executives, to administer Fulton's equity and other compensation plans and to take such other actions, within the scope of its charter, as the HR Committee deems necessary and appropriate. The HR Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton's Human Resources Department, Fulton's officers and outside advisors, as it deems appropriate. The HR Committee has unrestricted access to individual members of management and employees and may ask them to attend any HR Committee meeting or to meet with any member of the HR Committee. The HR Committee also has the power and discretion to retain, at Fulton's expense, such independent counsel and other advisors or experts, as it deems necessary or appropriate to carry out its duties.

Management assists the HR Committee in recommending agenda items for these meetings and by gathering and producing information for HR Committee meetings. As requested, the Chief Executive Officer ("CEO") and other Executives participate in HR Committee meetings to provide background information, compensation recommendations, performance evaluations and other items requested by the HR Committee. As part of the performance evaluation process, all the Executives are asked to complete an annual self-assessment of their overall performance. The HR Committee, without management present, reviews the CEO's self-assessment. The CEO reviews the self-assessment forms prepared by the other Executives. In addition, Mr. Wenger, as Fulton's President, also reviews the self-assessment forms prepared by Messrs. Shreiner and Hill. The CEO discusses these reviews with the HR Committee and shares his comments and recommendations with respect to the performance of the other Executives. Separately, Mr. Wenger also discusses the self-assessment forms prepared by Messrs. Shreiner and Hill with the HR Committee. The Executives are not present for the HR Committee's discussions, deliberations and decisions with respect to their individual compensation. The Board of Directors makes all final determinations regarding the compensation of the Executives, after receiving a recommendation by the HR Committee.

The Fulton Executive compensation process consists of establishing targeted overall compensation for each Executive and then allocating that compensation among base salary, incentive compensation and equity awards. Fulton does not have a policy or an exact formula with regard to the allocation of compensation between cash and non-cash elements. Consistent with Fulton's compensation philosophy, however, the HR Committee determines the amount of each type of compensation for the Executives by: reviewing publicly available executive compensation information of the peer group companies; consulting with outside advisors and experts; considering the complexity, scope and responsibilities of the individual's position; consulting with the CEO with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania.

For 2009, the HR Committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each Executive and concluded that the compensation paid to each Executive was appropriate. However, due to the severity of the economic downturn and its impact on financial institutions, Fulton decided to cease base salary merit pay increases throughout the Corporation, including the Executives, from March 1, 2009 through February 28, 2010. The Executives did not receive incentive pay in 2009, but did receive restricted stock awards. As in prior years, the HR Committee reviewed the Executives' 2009 performance, their base salary and other elements of compensation in the first quarter of 2010. The current base salary amounts for the Executives in 2010 are listed in footnote 1 of the "Summary Compensation Table" on page 33.

Emergency Economic Stabilization Act of 2008 and Regulations

In the fall of 2008, Fulton decided to participate in the CPP authorized under EESA, and on December 23, 2008, Fulton entered into an agreement with the Treasury to sell 376,500 shares of Fulton's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share of $1,000, for total proceeds of $376.5 million ("CPP Funds"). As a condition to the closing of the CPP transaction, each Executive executed a waiver voluntarily waiving any claims against the Treasury or Fulton for any changes required to be made to such Executive's compensation or benefits in order to comply with the regulation issued by the Treasury under the EESA as published in the Federal Register on October 20, 2008 and acknowledging that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including so-called "Golden Parachute" provisions as defined by EESA and in Section 280G of the Internal Revenue Code) as they relate to the period during which Treasury holds any equity or debt securities of Fulton acquired through the CPP. In 2008, the Executives also entered into a letter agreement with Fulton amending the compensation and benefit plans with respect to such Executive, during the period that Treasury owns any debt or equity securities of Fulton acquired pursuant to the CPP transaction, as necessary to comply with Section 111(b) of the EESA (the "CPP Letter Agreements"). The CPP Letter Agreements require, among other things, that Executive bonus and incentive compensation be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and also prohibit Golden Parachute payments to the Executives. The CPP Letter Agreements make the Executives ineligible to receive compensation under any financial performance plan that the HR Committee determines includes incentives for the Executive to take unnecessary and excessive risks that threaten the value of Fulton.

The American Recovery and Reinvestment Act of 2009 was signed into law by President Obama on February 17, 2009. This legislation amended EESA and contains expansive restrictions on executive compensation for CPP participating financial institutions such as Fulton. The Treasury Rules apply to any period in which any obligation arising from financial assistance authorized by EESA remains outstanding (the "TARP Assistance Period").[1] Significant provisions of the Treasury Rules impacting executive compensation include:

- a prohibition on making Golden Parachute and other severance benefit payments to the Executives and to any of the next five most highly compensated employees of Fulton, as determined by their annual compensation, upon their departure from employment during the TARP Assistance Period;

- a prohibition on paying or accruing any bonus, retention award or incentive compensation to the Executives and to the next ten most highly compensated employees of Fulton, as determined by their annual compensation, during the TARP Assistance Period, except for the payment of long-term restricted stock that does not fully vest during the TARP Assistance Period and that has a value not greater than one-third of the total amount of the annual compensation of the employee receiving the stock;

- a prohibition on making tax gross up payments to the Executives and any of the next twenty most highly compensated employees of Fulton, as determined by their annual compensation, during the TARP Assistance Period; and

- a requirement to seek shareholder input, through a non-binding shareholder vote to approve the compensation of the Executives during the TARP Assistance Period.[2]

The Treasury Rules also require CPP participants to establish a board compensation committee that must, at least semi-annually, discuss, evaluate, and review each employee compensation plan to assess any risk posed to the company from the compensation plans, adopt a company-wide policy regarding "excessive" or "luxury" expenditures, and annually file a written certification of the company's CEO and CFO as to the company's compliance with the applicable requirements of Section 111 of EESA. In September 2009, Fulton

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[1] The Treasury Rules specifically exclude any warrants to purchase the common stock of Fulton that the Treasury may hold.

[2] In accordance with the EESA, the Board of Directors has authorized a non-binding shareholder vote to approve the compensation for the named executive officers to be included in this proxy statement for the 2010 Annual Meeting. See "A Non-Binding Resolution to Approve the Compensation of the Named Executive Officers" on page 44.

adopted Fulton's Expenditure Policy Related to Participation in Capital Purchase Program ("Expenditure Policy") and posted it at www.fult.com as required by the legislation. The required certifications were included as Exhibits 99.1 and 99.2 to Fulton's Form 10-K for year ended December 31, 2009.

In 2009, the HR Committee conducted two separate risk evaluations of the compensation plans in which the Executives participate. The first evaluation was performed in January 2009 after Fulton became a CPP participant. This initial review was based on the original EESA requirements. The HR Committee's January 2009 evaluation had three distinct phases: first, discussing with Fulton's senior risk officer the significant risks that could threaten the value of Fulton and the controls in place to mitigate those risks; second, identifying whether there are features of the incentive compensation plans that could induce the Executives to take such risks; and third, the taking of any necessary actions to limit the features of Fulton's compensation plans that encourage the Executives to take unnecessary and excessive risks that could threaten the value of Fulton. In this regard, the HR Committee's discussion with Fulton's senior risk officer provided the HR Committee with a more complete understanding of the material risks that the Corporation currently faces and the risk management controls it undertakes to manage those risks. Following its evaluation of these plans, the HR Committee concluded that the plans did not encourage the Executives to take unnecessary and excessive risks that threaten the value of Fulton.

The HR Committee's second evaluation was completed in the fourth quarter of 2009 as required by the Treasury Rules issued in June 2009. In October 2009, the HR Committee hired McLagan, an independent compensation consultant and subsidiary of Aon, to conduct an assessment of all of Fulton's compensation plans in order to identify and evaluate plan aspects, structure and features that could encourage unnecessary and excessive risk taking that threatens the value of Fulton.[1] In addition to the review by McLagan of the Fulton compensation plans, the HR Committee's second evaluation also included a risk discussion with Fulton's senior risk officer, and the taking of any necessary action to modify plan features that were found to encourage the taking of unnecessary and excessive risks that could threaten the value of Fulton. The primary plans reviewed for the Executives and other employees included the Variable Plan and the 2004 Stock Plan, as well as plans in which the Executives do not participate, including the Investment & Brokerage Plan, Brokerage Trust Sales Plan, Brokerage New Hire Bonus Plan, Trust Sales Plan, Relationship Management & Portfolio Management Plan, Branch Staff Referral Plan, Mortgage Production Plan, Account Manager Sales Plan, Business Development Sales Compensation Plan and minor compensation plans such as the President's Award Plan and the Holiday Bonus Plan. In a report to the HR Committee, representatives of McLagan discussed the process and scope of the review performed and their basis for concluding that Fulton's compensation plans do not encourage the Executives to take unnecessary and excessive risks or encourage the manipulation of earnings to enhance the compensation of employees. Based on the review and findings of McLagan, and its discussions with the McLagan representatives and Fulton's Senior Risk Officer, the HR Committee concluded in its second risk evaluation that Fulton's compensation plans do not encourage the participants to take unnecessary and excessive risks that threaten the value of Fulton and that Fulton's compensation plans do not encourage the manipulation of earnings to enhance the compensation of employees.

Awards to Executives

Fulton operates in a highly complex business environment and competes with many well-established financial services businesses. The annual cash-based incentive component of the Executive compensation plan involves plan awards under the Variable Plan that are payable if pre-established corporate and individual performance objectives are achieved. Fulton's equity compensation plan, the 2004 Stock Plan, also has an award trigger based on Fulton's performance relative to its peers that is discussed under the "Variable Plan" section below. The HR Committee believes that the Variable Plan and the 2004 Stock Plan further Fulton's business plan and ensure that the interests of the Executives, both short-term and long-term, are aligned with the interests of Fulton's shareholders. The Variable Plan aligns these interests by offering each Executive the opportunity to earn an annual incentive cash bonus upon achieving both an established corporate performance

[1] McLagan also evaluated how the different plans support Fulton's business objectives and align with industry market practices.

goal and certain specific individual performance goals, and the 2004 Stock Plan aligns these interests by offering the Executive the opportunity to earn longer term compensation through stock options and restricted stock.

In March 2010, the HR Committee determined that the Executives were eligible to receive an award under the Variable Plan for 2009 performance because the threshold trigger in 2009 was achieved. As a result of Fulton meeting the threshold trigger for 2009 of having EPS growth in the top two-thirds of the Performance Peer Group and the Executives achieving certain individual and corporate goals, an award was granted to the Executives for 2009 performance subject to the restrictions imposed by the Treasury Rules. While the 2004 Stock Plan permits the longer term compensation awards to the Executives to be paid in the form of stock options or restricted stock, the restrictions imposed by the Treasury Rules limited the form of 2009 Executive awards to only restricted stock. Details of the Executives' 2009 Variable Plan cash awards and 2004 Stock Plan restricted stock awards can be found in the "Summary Compensation Table" on page 33 and in the "Variable Plan" and "Options and Restricted Shares" sections below.

Use of Consultants

The HR Committee retained and used two different compensation consultants during 2009. The Hay Group has been retained by the HR Committee at various times from 2005 to 2009 to review and directly report to the HR Committee on certain aspects of Executive and director compensation. In general, the Hay Group was instructed and directed to compare Fulton's current compensation practices with its peers and, based on that comparison, to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives as described above. During 2009, the Hay Group performed a compensation market analysis related to Fulton's Executives and recommended certain compensation increases for the Executives. It also performed a retirement benefit market analysis. As described under the "Emergency Economic Stabilization Act of 2008" section above, McLagan was retained by the HR Committee in 2009 to review Fulton's compensation plans for the Executives and other employees and assist the HR Committee in determining the risks posed by these plans to Fulton and how to mitigate these risks.

Fulton does not have a policy that limits the other services that an executive compensation consultant can perform. Fulton has not engaged the Hay Group for any other projects except for those directed by the HR Committee and which were limited to engagements involving the compensation of the Executives, compensation of Fulton's directors and engagements limited to consulting on broad-based plans that do not discriminate in scope, terms or operation in favor of the Executives or directors, and that are generally available to all salaried employees. McLagan was only retained during 2009 for the compensation plan risk review required by EESA and the Treasury Rules. For both the Hay Group and McLagan, specific instructions and directions given to the consultant and fees to be paid were generally outlined in individual engagement letters with respect to the scope and performance of their respective duties under each project. The total fees paid in 2009 to the Hay Group for additional services did not exceed the $120,000 SEC disclosure threshold. McLagan performed no additional services for Fulton.

Use of Peer Groups

Beginning in 2006, the HR Committee has used two different peer groups of bank holding companies for purposes of making a comparative analysis of compensation of Fulton and its peers. The first peer group includes bank holding companies that are members of the peer group used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 15 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option and restricted stock equity awards as discussed below, and to determine whether the performance threshold for the Variable Plan has been achieved. The Performance Peer Group includes bank holding companies that, at the time of selection in 2004, were generally comparable to Fulton in terms of asset size, although they were not necessarily comparable in terms of financial performance.

For the evaluation of the base salary and other elements of compensation of the Executives, the Hay Group, in 2006, assisted the HR Committee in the development of a second, smaller peer group (the "Comparator Peer Group"). This second peer group consists of a number of the members of the Performance Peer Group plus one other bank holding company. The Comparator Peer Group members were selected because they generally were, based on 2006 data gathered by the Hay Group, similar to Fulton in asset size, operating in the same geographic markets, comparable to Fulton in areas such as lines of business, or in competition with Fulton for executive talent or customers. The Comparator Peer Group, as a group, had a median total asset size of $16 billion based on the Hay Group's 2006 data. When a peer group member announces that it is being acquired, Fulton has historically deleted the company from the Performance Peer Group and Comparator Peer Group. In 2009, Fulton removed The Colonial BancGroup, Inc. ("CNB") from both peer groups after CNB filed a Chapter 11 Bankruptcy petition following the appointment by the Alabama State Banking Department of the Federal Deposit Insurance Corporation as receiver of Colonial Bank, CNB's wholly owned bank subsidiary and primary asset.

The members of the Performance Peer Group and the Comparator Peer Group as of December 31, 2009 were:

Fulton Peer Group Table

Peer Group Member (Stock Symbol)	Performance	Comparator
Associated Bancorp (ASBC)	X	X
BancorpSouth, Inc. (BXS)	X	
Bank of Hawaii Corporation (BOH)	X	
BOK Financial Corporation (BOKF)	X	X
Citizens Republic Bancorp, Inc. (CRBC)	X	
City National Corporation (CYN)	X	
Commerce Bancshares, Inc. (CBSH)	X	X
Cullen/Frost Bankers, Inc. (CFR)	X	
First Citizens BancShares, Inc. (FCNCA)	X	X
First Midwest Bancorp, Inc. (FMBI)	X	
First Merit Corporation (FMER)	X	X
International Bancshares Corporation (IBOC)	X	
Old National Bancorp (ONB)	X	
The South Financial Group, Inc. (TSFG)	X	X
Susquehanna Bancshares, Inc. (SUSQ)	X	X
TCF Financial Corporation (TCB)	X	X
Trustmark Corporation (TRMK)	X	
UMB Financial Corporation (UMBF)	X	
United Bankshares, Inc. (UBSI)	X	X
Valley National Bancorp (VLY)	X	X
Webster Financial Corp. (WBS)		X
Whitney Holding Corporation (WTNY)	X	
Wilmington Trust Corporation (WL)	X	X

Elements of Executive Compensation

Fulton's Executive compensation program currently provides a mix of base salary, cash incentive and equity based plans, as well as retirement benefits, health plans and other benefits as follows:

Base Salary. Base salary is a critical element of executive compensation because it provides the Executives with a consistent level of monthly income. Fulton seeks to provide the Executives with a level of cash compensation in the form of base salary appropriate for the person's position, experience, responsibilities, and performance. Generally, Fulton, consistent with its compensation philosophy, seeks to set base salary for the Executives in line with the market median. As in prior years, in 2009, the HR Committee retained the Hay Group for a review of the annual base pay of the Executives to insure that the Corporation was offering competitive pay. This market analysis review compared each Executive's level of compensation to similar executives in the Comparator Peer Group discussed above. The methodology utilized by the Hay Group also considered salary data from its financial services database.

In making recommendations to the Board of Directors regarding the appropriate levels of executive compensation for 2009 and 2010, the HR Committee considered each Executive's level of achievement of his individual performance factors established under the Variable Plan. In setting the base salaries of the Executives, the HR Committee also received a recommendation from the Hay Group which considered compensation paid by members of the Comparator Peer Group to peer officers with similar job content and responsibilities to the Executives. While Fulton froze base salary merit pay increases from March 1, 2009 until February 28, 2010, in March 2010 the HR Committee considered changes to the base salary of the Executives after the merit pay freeze expired for all Fulton employees. Based on Comparator Peer Group information and base salary increase recommendations presented by the Hay Group from general market survey data, the HR Committee reviewed each Executive's base salary, and base salaries were increased and set for 2010 after the approval of the Board of Directors, effective April 1, 2010, for Messrs. Smith, Wenger, Nugent, Shreiner and Hill at $813,586, $435,625, $505,735, $335,175, and $232,675, respectively.

With regard to the compensation paid to Mr. Smith, the HR Committee considered his performance level based on a scorecard that includes the attainment of performance goals, results of management decisions made by Mr. Smith, earnings of Fulton during the previous year and other factors, such as the HR Committee members' perspective of his overall performance. With regard to the compensation paid to the other Executives, the HR Committee considered information provided by Mr. Smith for Messrs. Wenger and Nugent, and by Mr. Wenger for Messrs. Shreiner and Hill, which included an assessment of each Executive's level of individual performance, attainment of performance goals, contribution to the organization and salary history during the past four years, as well as the HR Committee's own perceptions of the performance of each Executive.

Variable Compensation Plan. The HR Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement, and, by focusing more on performance pay opportunities for the Executives, it can more closely align Fulton's compensation program with shareholder interests. On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the HR Committee, a cash incentive compensation structure, the Variable Plan. Prior to the approval of the Variable Plan in 2006, the HR Committee and the Board of Directors, with the assistance of and recommendations from the Hay Group, discussed the use of various performance threshold measures. Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves the predetermined EPS performance threshold metric compared to the Performance Peer Group.[1] For 2006, a threshold performance target was established that required Fulton's 2006 EPS growth to be in the top two-thirds of the Performance Peer Group in order for the Executives to be eligible for a payment under the Variable Plan. The HR Committee viewed this performance target as a reachable target, but not a target which guarantees payment of an incentive bonus. The HR Committee used the same threshold performance target in 2007, 2008 and 2009. In future years, however, a different threshold performance target may be used. The threshold performance target was achieved in 2006 and 2009 but not in 2007 and 2008.

Under the Variable Plan, if the predetermined EPS threshold for prior year performance is achieved, each Executive is eligible to receive a cash bonus equal to a percentage of base salary, with the possibility of achieving a higher amount for superior individual and company performance, up to a pre-set maximum. These payouts are substantially based on the results of each Executive's individual scorecard of critical performance factors that are tailored to his position and job responsibilities. Generally, performance factors that are more

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[1] The Performance Peer Group was selected because it represents a broad, national cross section of companies similar in size to Fulton.

directly aligned with the interests of shareholders are given greater weight. Based upon the recommendation of the Hay Group and a market review when the Variable Plan was approved originally, the HR Committee determined that the award amounts payable to the each Executive should be a percentage of the Executive's base salary. For Mr. Smith, the 2009 threshold, target and maximum award percentages were 25%, 50% and 100% and for the other Executives, the 2009 threshold, target and maximum award percentages were 17.5%, 35% and 60%. The actual award percentage for each Executive is determined by the Executive's individual scorecard results, as well as the HR Committee's assessment of each Executive's individual performance and overall contribution to Fulton for the award period.

The HR Committee understands that stock price performance is subject to a variety of factors. Recognizing that many of these factors are outside Fulton's control, the HR Committee selected the EPS performance metric because it believes it best promotes Fulton's fundamental business objectives and strategy. At its March 15, 2010 meeting, because Fulton's 2009 EPS was in the top two-thirds of the Performance Peer Group, the HR Committee determined that Fulton had achieved the threshold performance target.

Since the threshold performance metric for 2009 was achieved, the Executives were eligible to receive an award under the Variable Plan. The following is a summary of the critical performance factors on the individual scorecards for the Executives, plus the methodology used in determining the scorecard performance of the Executives.

Mr. Smith's 2009 scorecard contained four critical performance factors, with each factor weighted according to importance. The first factor was Superior Financial Performance that included five equally weighted sub-categories: Earnings per Share growth vs. Peers; Five-year Average Total Shareholder Return vs. Peers; Net Interest Income Growth vs. Peers; Growth in Core Deposits vs. Peers; and Growth in Loans vs. Peers. The second factor was Superior Operating Efficiency that included the following equally weighted subcategories: Net Charge Offs to Average Loans; Investment Portfolio Performance; and Regulatory Compliance. The third factor was Superior Customer Satisfaction that included Customer Service Management and a Fulton Partners measurement.[1] The fourth performance factor was Superior Employee Engagement that included the following equally weighted subcategories: Management Succession; Corporate Diversity; Corporate Reward Strategy; Employee Morale/Strategic People Initiatives; and Community Involvement.

In the first performance factor of financial performance, Mr. Smith's result was to be determined objectively by Fulton's quartile ranking in its Performance Peer Group for each subcategory. The last three factors involved both objective and subjective measurements. For the objectively measured performance categories, Mr. Smith, depending upon Fulton's quartile ranking among its peers, could receive a rating of "Excellent Results" (1st Quartile and a numerical score of "4"), "What is expected" (2nd Quartile and a numerical score of "3"), "Making Progress" (3rd Quartile and a numerical score of "2"), or "Below Expectations" (4th Quartile and a numerical score of "1"). The HR Committee, based on its subjective determination, uses the same four rankings for determining Mr. Smith's achievement of the other performance factors. The weighting given to each of the performance factors for Mr. Smith appears in the chart below.

The scorecards for each of the other Executives were similar to Mr. Smith's scorecard. As shown in the chart below, each of the Executives had similar critical performance factors. However, each Executive's scorecard was tailored to his specific position and corresponding job responsibilities through different weights given to each Executive's performance factors and by the specific subcategories included in each Executive's performance factors.

Although several subcategories of each Executive's performance factors were similar, there were some differences. For example, Mr. Wenger's Superior Financial Performance factor included a subcategory of Net Income Growth compared to Fulton's Budget as well as Peers. Mr. Nugent's Superior Operating Efficiency factor included subcategories for Credit Rating, Interest Rate Risk, Total Risk-Based Capital, Tax

[1] Fulton Partners measurement is related to the collection of fee income by certain business units.

Position, Liquidity and Funding, Efficiency Ratio, and Expense Control for certain departments. For Mr. Shreiner, the Superior Operating Efficiency included Lean Process Improvement, Charge Offs and other items. Finally, Mr. Hill's Superior Employee Engagement factors included a Corporate Reward Strategy, Retention Results, Community Involvement and other items.

For all of the Executives, the methodology used to determine scorecard performance criteria was to design performance measurement parameters for each factor so each Executive's actual performance could be measured, for the most part, based on specific objective measurements. However, some subcategories required a subjective measure. For 2010, the HR Committee amended the Executives' scorecards to make risk management a separate, stand-alone critical performance factor with a minimum weighting of 25%, as recommended by McLagan during their risk review of the Fulton compensation plans. The following is a tabular summary of the critical performance factors and the weights assigned to each Executive's 2009 Variable Plan scorecards.

2009 Variable Plan Scorecard for Executives	**Smith**	**Wenger**	**Nugent**	**Shreiner**	**Hill**
Critical Performance Factors	**Weight**	**Weight**	**Weight**	**Weight**	**Weight**
• Superior Financial Performance	50%	50%	50%	40%	40%
• Superior Operating Efficiency	20%	15%	30%	35%	15%
• Superior Customer Satisfaction	15%	25%	5%	15%	15%
• Superior Employee Engagement	15%	10%	15%	10%	30%

At its March 15, 2010 meeting, the HR Committee reviewed the overall 2009 performance and scorecard results for each Executive. The HR Committee determined that all of the Executives achieved a level of performance in 2009 to qualify for a cash reward at or above their target established under the Variable Plan. In addition to the scorecard results and information provided on individual critical performance factors for each Executive, in determining the Variable Plan award percentages for each Executive, the HR Committee also recognized the successful efforts of the Executives in maintaining Fulton's financial stability and navigating it through perhaps the most severe economic downturn since the Great Depression, as well as the Executives' successful execution of a strategy to position Fulton for growth as the economy improves and Fulton's improved financial performance during 2009. Based on its consideration of these various factors, the HR Committee approved an award percentage of 57%, 36%, 39%, 35% and 36% for Messrs Smith, Wenger, Nugent, Shreiner and Hill, respectively.

The dollar amount of each individual Executive award is calculated as a percentage of the Executive's base salary on the award percentage approved for each Executive by the HR Committee. Messrs. Smith, Wenger, Nugent, Shreiner and Hill were eligible to receive Variable Plan awards of $452,433, $153,000, $192,426, $114,450 and $81,720, respectively for 2009 performance based on the award percentages to each Executive. However, because of its participation in the CPP, the Treasury Rules prohibit Fulton from paying the Executives (as well as the next ten most highly compensated employees) 100% of their respective Variable Plan awards. Approximately 55% of the awards, which relates to performance after June 15, 2009, has been forfeited due to the Treasury Rules. Although the Treasury Rules do permit Fulton to accrue a portion of each individual's Variable Plan award for the period of his performance from January 1, 2009 to June 15, 2009, or approximately 45% of the 2009 Variable Plan award each earned for 2009, the Treasury Rules do not permit Fulton to pay this reduced Variable Plan award to the Executives until such time as Fulton has repaid the CPP Funds or the Executive is no longer prohibited from receiving the award. Accordingly, Messrs. Smith, Wenger, Nugent, Shreiner and Hill earned a reduced Variable Plan award of $203,595, $68,850, $86,592, $51,503 and $36,774, respectively. These 2009 prorated award amounts are reflected in each of the Executive's 2009 compensation in the "Summary Compensation Table" on page 33; however, the Executives will not receive these reduced Variable Plan awards until after Fulton has repaid the CPP Funds or the Executive is no longer prohibited from receiving the award.

Options and Restricted Shares. Fulton believes equity-based compensation aligns the interests of the Executives and other eligible officers with those of Fulton's shareholders, and encourages them to "think like owners." Pursuant to the 2004 Stock Plan approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock to key employees of Fulton, its affiliate banks and its other subsidiaries. Stock options and, more recently, a combination of stock options and restricted stock have been the traditional award type for Fulton. However, in 2009, the Treasury Rules permitted Fulton to only award restricted stock to the Executives and the next ten most highly compensated and eligible employees. Stock options awarded in years prior to 2009 enable the recipients to purchase common stock at the fair market value of the common stock on the designated grant date. The 2004 Stock Plan provides that the total number of shares available for grant in any calendar year in the form of stock options or restricted stock is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is outlined in Section 5.04 of the 2004 Stock Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the HR Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the HR Committee but limited to no more than 0.50%

For 2009, the individual awards of restricted shares made to the Executives and the next ten most highly compensated and eligible employees, as well as the other eligible officers of Fulton that received either stock options and restricted stock or stock options only, were determined by the Board of Directors based on recommendations of the HR Committee and management. The HR Committee did not establish specific target levels for individual performance or corporate profitability for these equity awards. The number of options or restricted shares awarded to each Executive is primarily at the discretion of the HR Committee. The Hay Group reviewed and recommended the 2009 award methodology to the HR Committee, and generally the 2009 Executive awards were approximately the same percentage of all the equity awards available in 2009 based on grant value as compared to equity awards in 2008. Factors that the HR Committee considers in determining the number of options or restricted shares to be awarded to each Executive include the CEO's recommendations for the other Executives, previous stock option and restricted stock awards to each Executive, Fulton's performance and each Executive's achievement of individual goals in their scorecard. In 2009, Fulton granted a total of 709,710 stock options and restricted shares, with 73,210 restricted shares granted to the Executives and the remaining 484,619 stock options and 151,881 restricted shares granted to other Fulton employees. [1]

In July 2009 Messrs. Smith, Wenger, Nugent, Shreiner and Hill received 21,550, 11,243, 16,865, 11,243 and 11,243 restricted shares, respectively, and these shares accrue and reinvest dividends. The Treasury Rules limited the value of the restricted stock award each Executive and the next ten most highly compensated and eligible employees could receive for 2009 performance, to no more than one-third of their annual

[1] Restricted shares listed are as of December 31, 2009 and include any accrued reinvested dividends.

compensation, as defined in the Treasury Rules. Consistent with the Treasury Rules' prohibition of vesting restricted stock until CPP Funds are repaid, the 2009 restricted stock awards cannot not fully vest until the later of three years after the date of the award or the date vesting is permitted under the Treasury Rules. The values of these restricted share awards are reflected in each of the Executive's 2009 compensation in the "Summary Compensation Table" on page 33.

Fulton believes that equity awards are an appropriate means of compensating the Executives and other officers based on the performance of Fulton, because equity compensation awards have enabled Fulton to retain key management employees and recruit effectively for qualified outside candidates. Fulton also believes that, through its broad-based 2004 Stock Plan, the economic interests of its key officers, including the Executives, are more closely aligned to those of the shareholders.

Under the 2004 Stock Plan, an option recipient who retires at age fifty-five or older with five or more years of consecutive employment may exercise his or her currently exercisable stock options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option or restricted stock recipients who retire at age sixty or older with ten or more years of consecutive employment as defined in the 2004 Stock Plan, unexercisable stock options become exercisable and unvested restricted stock grants become vested on the retirement date. Restricted shares awarded to the Executives in 2009 are subject to the restrictions of the Treasury Rules and are subject to a minimum two-year service requirement to vest upon retirement. Such retirees are able to exercise their options for up to two years from their retirement date (but not beyond the date when the option would otherwise expire). Upon a change in control, as defined in the 2004 Stock Plan, options not previously exercisable become exercisable and unvested restricted stock vests. Generally under the 2004 Stock Plan unexercisable stock options become exercisable and unvested restricted stock grants vest upon the death or disability of the Executive.

Performance Shares. Fulton has the ability to issue options and restricted shares under the 2004 Stock Plan with performance criteria determined by the HR Committee ("Performance Shares"). The Hay Group was retained during 2008 to consult with Fulton on the design of Performance Share awards. Performance Shares were not awarded in 2009, but the HR Committee has discussed awarding Performance Shares in the future to the Executives and other Fulton employees to further link Executive compensation and the overall performance of Fulton on both a short-term and long-term basis.

Employee Stock Purchase Plan. The ESPP was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliate banks and other subsidiaries to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. Currently, Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500. No Executive currently participates in the ESPP.

Defined Contribution Plan – 401(k) Plan. Fulton maintains a qualified defined contribution plan (the "Profit Sharing Plan"). Through December 31, 2007, employer contributions were based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). All of the Executives participate in the Profit Sharing Plan. Prior to 2007, participants were 100% cliff vested after five years of eligible service. Because of changes in laws and regulations, the Profit Sharing Plan was amended, effective January 1, 2007, to provide for vesting of all participants on a graded vesting schedule resulting in 25% vesting after two years, 50% vesting after three years, 75% vesting after four years and 100% vesting after five years of eligible service. In addition, the Profit Sharing Plan includes a 401(k) feature, which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match prior to 2008. Employee contributions under this feature are 100% vested.

Effective January 1, 2008, the Profit Sharing Plan was re-named the Fulton Financial Corporation 401(k) Retirement Plan and was amended to provide for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution will be equal to 100% of each dollar a participant elects to contribute to the 401(k) Plan, but the amount of contributions that will be matched by Fulton will be limited to 5% of eligible plan compensation. In addition, certain employees are eligible for an employer profit sharing contribution under the 401(k) Plan, which for 2008 was equal to 5% of a participant's eligible compensation. Eligibility for this profit sharing contribution is limited to (1) employees hired prior to July 1, 2007, by a Fulton entity that was a 401(k) Plan employer as of June 30, 2007, and who were not excluded from participation under the 401(k) Plan prior to January 1, 2008, because of participation under another qualified retirement plan of their employer, and who further have attained age 21 and completed one year of service for eligibility purposes, and (2) employees who were active participants as of December 31, 2007, in the Fulton Financial Affiliates' Defined Benefit Pension Plan (the "Affiliates' Pension Plan"), and who, as of such date, ceased accruing additional benefits because of an amendment to the Affiliates' Pension Plan freezing additional accruals.

Deferred Compensation Agreements. Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which officers, directors and advisory board members can elect to defer receipt of fees and select management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a select group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the Fulton 401(k) Plan, if not for the Internal Revenue Code limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's deferred compensation contributions for the Executives in 2009 are stated in footnote 7 of the "Summary Compensation Table" on page 33. Effective January 1, 2006, the deferred compensation plan accounts of each participant were held and invested under the Fulton Nonqualified Deferred Compensation Benefits Trust with FFA serving as the Trustee. The participants are permitted to individually direct the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Due to changes made effective January 1, 2008 to the underlying 401(k) Plan, it was necessary to make certain conforming changes to the design of the Deferred Compensation Plan and the Supplemental Executive Retirement Plan Agreements. The Deferred Compensation Plan was amended primarily for the purpose of enabling a participant to receive the employer matching contribution that would have been available under the 401(k) Plan but for the Internal Revenue Code limit on compensation that can be taken into account for the purposes of the employee matching contribution. The Supplemental Executive Retirement Plan Agreements were amended primarily to reflect the changes made to the Fulton employer contribution levels in the 401(k) Plan.

Defined Benefit Pension Plans. Fulton has not had an historical practice of using defined benefit pension plans to provide employees or the Executives with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time, and any such acquired plans were continued only for the plan participants. However, none of the Executives participate in the Affiliates' Pension Plan.

Survivors' Benefit Life Insurance and Other Death Benefits. Officers of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday subject to a minimum of ten annual payments having been made. Messrs. Smith, Wenger, Shreiner and Hill participate in this program because each was hired before April 1, 1992. Mr. Nugent was hired after April 1, 1992 and is not eligible for this benefit. The estates of the participating Executives are also eligible for a two times base salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits. Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, their spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard employee coverage plans available.

Retiree Benefit Payments. Fulton does not provide post retirement medical, dental and vision benefits to full time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997. Employees who were hired or joined prior to January 1, 1998, and who retire on or after the attainment of age sixty-five with at least ten years of full time service, are eligible for post retirement benefits. Post retirement benefits include health insurance coverage plus death benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of full time service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post retirement benefits at an annual cost to the Executive similar to other employees with the same years of service.

Other Executive Benefits. Fulton provides the Executives with perquisites and other personal benefits that the HR Committee believes are necessary for conducting business, reasonable and consistent with the overall compensation program for the CEO and the other Executives. The 2009 amounts are included in the All Other Income column of the "Summary Compensation Table" on page 33 of this proxy statement. These benefits enable Fulton to attract and retain talented senior officers for key positions, as well as provide the Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The Executives are provided with company owned automobiles, club memberships and other executive benefits consistent with their office and position. Fulton does not have a direct or indirect interest in any corporate aircraft. The Executives travel on commercial aircraft, by train or in vehicles provided by Fulton. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with spousal travel for the Executive. Fulton also includes spousal travel and personal vehicle use as part of the Executive's reported W-2 income. These items are not "grossed up" by Fulton, and the Executive pays all income taxes on these executive benefit amounts. These payments are also subject to the Fulton Expenditure Policy mandated by the Treasury Rules to prohibit excessive or luxury expenditures or expenditures that are not related to its business operations.

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. These severance arrangements are intended to provide the Executives and other employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives, these severance benefits reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. For most employees, Fulton has a policy that in general provides for severance benefits to be paid upon a layoff or position elimination. The levels of these benefits for the Executives in the change of control context are discussed below under "Termination Without Cause or for Good Reason - Upon or After a Change in Control."

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the HR Committee and the Hay Group, a form of employment agreement to be used for Fulton's current and future senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents (the "Employment Agreements"). Each Executive's Employment Agreement commenced when the agreement was executed, does not have a specific term of years and continues until terminated. The Employment Agreements provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.

In their Employment Agreements, Messrs. Smith and Nugent have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The Employment Agreements with Messrs. Wenger, Shreiner and Hill contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if the Executive's employment is terminated without cause, as defined in the Employment Agreements, and further discussed in the "Potential Payments Upon Termination" section on page 39.

Effective November 12, 2008, the Employment Agreements were amended and restated solely for the purpose of bringing them into compliance with Internal Revenue Code Section 409A. In addition, as a result of Fulton's CPP participation, the Executives each executed CPP Letter Agreements effective December 23, 2008, which require, among other things, that all Executive bonus and incentive compensation be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. The CPP Letter Agreements also prohibit certain severance payments to the Executives as described above. The tables and narratives under "Potential Payments Upon Termination" on page 39 set forth the potential post termination benefits payable to the Executives under their Employment Agreements, in a lump sum or over a period of time, with any known CPP limitations included, upon certain termination events assuming that the Executive's employment was terminated as of December 31, 2009. To comply with the Treasury Rules, the Executives and other highly compensated employees, as defined in the Treasury Rules, executed supplemental letter agreements to insure compliance with EESA and the Treasury Rules. The form of the supplemental letter agreement that the Executives signed was filed on a current report on Form 8-K that Fulton filed with the SEC on December 24, 2009.

Other Elements

162(m) and Tax Consequences. Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain employees and the Executives unless certain criteria are satisfied. As a result of Fulton's CPP participation, this limit is further reduced to $500,000 by the Treasury Rules.

409A Changes. Section 409A of the Internal Revenue Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan," conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes excise tax and interest penalties for noncompliance. In order to preserve intended tax deferrals and to avoid the imposition of excise taxes and interest penalties, Fulton has identified all such nonqualified deferred compensation plans it maintains and to the extent necessary, timely amended each, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. With respect to the Executives, in particular, the deferred compensation agreements and the Employment Agreements and other agreements summarized above have been amended and restated as of November 12, 2008 for Section 409A compliance.

Discussion of Option Grant Timing. Fulton does not have a formal policy as to when options are granted during the year. However, the HR Committee and Board of Directors historically have met in June of each year to consider and award options to the Executives and other officers. Fulton does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Stock Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Stock Plan, option prices are determined based on the average of the high and low trading price on the grant date. Historically, Fulton has granted options on or about July 1, as opposed to the date of the June meeting when action is taken by the HR Committee and Board of Directors to grant each award.

Stock Ownership Guidelines. Fulton believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its directors, officers and employees with the interests of its shareholders. In 2009 Fulton adopted Corporate Governance Guidelines that included a formal share ownership guideline for directors and the Executives. Each director is encouraged to own at least $50,000 of Fulton common stock within three years of becoming a director. A similar guideline exists for the Executives, with a recommended amount of share ownership calculated as a portion of, or multiple of, the Executive's base salary depending upon position. Compliance with the stock ownership guidelines is reviewed annually based on stock ownership and the closing stock price as of December 31 of the prior year. Ownership excludes stock options and unvested restricted stock, but includes all shares beneficially owned and included on the individual's Form 4's filed with the SEC, including shares held in retirement accounts, indirect ownership and jointly held shares. Once an Executive or director has achieved the ownership guideline, he or she remains in compliance with the ownership guidelines regardless of changes in base salary or stock price, as long as he or she retains the same number of shares or a higher amount.

Senior Management Succession. The topic of senior management succession is discussed and reviewed from time to time at Fulton. At the December 2009 HR Committee meeting, senior officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each Executive at Fulton, middle management at Fulton, senior management at each of Fulton's bank subsidiaries, and within each division for those banks with divisions.

HR Committee Report

The HR Committee reviewed and discussed the Compensation Discussion and Analysis with management at their March 1, 2010 and March 15, 2010 meetings and, based on the review and discussions, the HR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis above be included with or incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2009, and the 2010 annual proxy statement, as applicable.

As described above in the Compensation Discussion and Analysis section, during 2009, the HR Committee, with the assistance of McLagan, reviewed Fulton's compensation policies and practices for all employees, including the Executives, and determined that the compensation programs in which the Executives participate are not designed in a way that would encourage them to take unnecessary and excessive risks, and that our compensation programs, in general, are not structured in a way that poses unnecessary risks and do not encourage the manipulation of reported earnings to enhance any employee's compensation.

In performing its risk review of Fulton's compensation plans, McLagan provided specific comments to the HR Committee with regard to the Variable Plan and the 2004 Stock Plan, as well as plans across several business lines, including commercial and retail banking, mortgage, trust and brokerage. The specific plans were: Investment & Brokerage Plan, Brokerage Trust Sales Plan, Brokerage New Hire Bonus Plan, Trust Sales Plan, Relationship Management & Portfolio Management Plan, Branch Staff Referral Plan, Mortgage Production Plan, Account Manager Sales Plan, Business Development Sales Compensation Plan and minor compensation plans such as the President's Award Plan and the Holiday Bonus Plan.

Following its review of Fulton's compensation plans, McLagan reported to the HR Committee that: Fulton's plans do not encourage excessive risk taking beyond Fulton's ability to effectively identify and manage risk; Fulton's plans, from a design standpoint, are compatible with effective controls and risk management; Fulton's plans are supported by strong corporate governance, including active and effective oversight by Fulton's Board of Directors and committees; Fulton does not have groups of employees who subject Fulton to material amounts of risk; and, Fulton is generally not engaged in complex activities that are more typical of larger, more complex banking organizations.

McLagan did recommend that the HR Committee take two actions as part of their compensation risk evaluation required by the Treasury Rules. One was to ensure that the control functions used by Fulton to confirm and approve compensation awards are sufficiently independent from line of business managers. The other was to include in the 2010 scorecards for the Executives a separate Risk Management performance factor with a minimum weighting of 25%. The HR Committee has adopted both recommendations.

In performing its compensation risk evaluation, the HR Committee also met with the senior risk officer regarding the material risks facing Fulton, and talked with human resources personnel about the compensation plans. In addition, the HR Committee considered that the Treasury Rules limit the Executive's 2009 annual cash incentive awards and 2009 equity awards, that each Executive's incentive compensation is subject to forfeiture if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and that awards to the Executives under the Variable Plan and 2004 Stock Plan must be approved by the HR Committee and the Board of Directors.

Based on the foregoing, the HR Committee concluded that the compensation plans in which the Executives participate do not encourage them to engage in unnecessary and excessive risks that threaten the value of Fulton, that Fulton's employee compensation programs are not structured in a way that poses unnecessary risks and do not encourage the manipulation of reported earnings to enhance the compensation of any employee, and that Fulton's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Fulton.

Accordingly, the HR Committee certifies that: (1) in 2009 it has reviewed with the senior risk officer the Fulton Executive compensation plans and has made all reasonable efforts to ensure that these plans do not encourage Fulton's Executives to take unnecessary and excessive risks that threaten the value of Fulton; (2) it has reviewed with the senior risk officer the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to the Fulton; and (3) it has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Fulton to enhance the compensation of any employee.

Human Resources Committee

Patrick J. Freer, Chair
Dana A. Chryst
Craig A. Dally
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary [1] ($)	Bonus [2] ($)	Stock Awards [3] ($)	Option Awards [4] ($)	Non-Equity Incentive Plan Compensation [5] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings [6] ($)	All Other Compensation [7] ($)	Total ($)
R. Scott Smith, Jr. Chairman and Chief Executive Officer of Fulton Financial Corporation	2009	793,742	0	113,569	0	203,595	0	106,700	1,217,606
	2008	786,697	0	32,546	17,859	0	0	104,945	942,047
	2007	763,213	0	0	81,880	0	0	133,718	978,811
E. Philip Wenger President and Chief Operating Officer of Fulton Financial Corporation	2009	425,000	0	59,251	0	68,850	0	72,098	625,199
	2008	369,231	0	16,980	9,318	0	0	66,768	462,297
	2007	350,000	0	0	42,720	0	0	79,729	472,449
Charles J. Nugent Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation	2009	493,400	0	88,879	0	86,592	0	74,517	743,388
	2008	489,939	0	25,471	13,977	0	0	74,758	604,145
	2007	478,400	0	0	64,080	0	0	95,655	638,135
James E. Shreiner Senior Executive Vice President of Fulton Financial Corporation - Administrative Services	2009	327,000	0	59,251	0	51,503	0	55,080	492,834
	2008	322,154	0	16,980	9,318	0	0	49,677	398,129
	2007	306,000	0	0	42,720	0	0	57,625	406,345
Craig H. Hill [8] Senior Executive Vice President of Fulton Financial Corporation	2009	227,000	0	59,251	0	36,774	0	39,932	362,957
	2008	222,777	0	16,980	9,318	0	0	47,711	296,786
	2007	-	-	-	-	-	-	-	-

[1] Represents the 2007, 2008 and 2009 base salary amounts earned for each of the Executives named in this table. On March 15, 2010 the HR Committee made base salary adjustments effective April 1, 2010 and Fulton set the annual base salaries for Messrs. Smith, Wenger, Nugent, Shreiner and Hill at $813,586, $435,625, $505,735, $335,175 and $232,675, respectively.

[2] The HR Committee did not award any bonus payments in 2007, 2008 or 2009 to the Executives.

[3] Amounts represent the grant date fair values of the restricted stock awards. There were no restricted stock awards in 2007. There were no forfeitures of restricted stock during 2007, 2008 and 2009 by any of the Executives. The per-share fair value of shares awarded in 2008 and 2009 was $9.965 and $5.27, respectively, which is equal to the average of the high and low trading prices of Fulton stock on July 1, 2008 and July 1, 2009, the date the shares were awarded. The number of 2008 restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 3,266, 1,704, 2,556, 1,704 and 1,704, respectively. The number of 2009 restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 21,550, 11,243, 16,865, 11,243 and 11,243, respectively.

[4] Amounts represent the grant date fair values of the options. The per-option fair value of options granted in 2007 and 2008 was $1.78 and $0.905, respectively. A discussion of the significant assumptions used to determine these fair values can be found in Note M "Stock-Based Compensation Plans and Shareholders' Equity," which starts on page 84 in the Notes to Consolidated Financial Statements, located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2009. The number of 2007 options granted to Messrs. Smith, Wenger, Nugent and Shreiner was 46,000, 24,000, 36,000 and 24,000, respectively. The number of 2008 options granted to

Messrs. Smith, Wenger, Nugent, Shreiner and Hill was 19,734, 10,296, 15,444, 10,296 and 10,296, respectively. There were no option awards in 2009 because the Treasury Rules prohibited Fulton from making any option awards to the Executives. There were no forfeitures of options during 2007, 2008 and 2009 by any of the Executives.

[5] Amounts listed for 2009 are prorated awards approved by the HR Committee on March 15, 2010 for 2009 performance pursuant to Fulton's Variable Plan. The Executive awards were for performance at or above target amounts under the Variable Plan. The initial awards for Messrs. Smith, Wenger, Nugent, Shreiner and Hill were $452,433, $153,000, $192,426, $114,450 and $81,720, respectively. However, the 2009 awards were reduced by approximately 55% to reflect the portion of the 2009 performance period occurring after June 15, 2009 as required by the Treasury Rules. These amounts will be accrued but not paid by Fulton and the Executives will not receive these Variable Plan awards until after Fulton has repaid the CPP Funds or until the Executive is no longer prohibited from receiving the award, as described under "Emergency Economic Stabilization Act of 2008 and Regulations" on page 18. No Non-Equity Incentive Plan Compensation cash payments were paid to the Executives for 2007 and 2008 because Fulton did not achieve its 2007 and 2008 performance thresholds established for the Variable Plan.

[6] Fulton has determined that the Executives did not receive above-market earnings on their nonqualified deferred compensation accounts and therefore such earnings are not required to be reported in this table column for 2007, 2008 and 2009. All participants in the nonqualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" on page 39. The rate of return for an individual participant's account is based on the performance of the various standard investment options selected by each participant.

[7] All Other Compensation includes Fulton's payments for Qualified Profit Sharing Plan Contributions, Qualified Employer Matching Contributions, Nonqualified Profit Sharing Plan Contributions, Nonqualified Employer Matching Contributions, club membership fees, use of company provided automobiles and certain travel expenses where spouses traveled with the executives and attended Fulton events. Amounts are subject to the Treasury Rules and Fulton's Expenditure Policy. The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. For 2009, amounts for vehicles include the cost of related items attributed to the company provided vehicle including depreciation, gasoline, maintenance and an insurance premium estimate of $903 for each vehicle on Fulton's corporate auto policy. The "Other Perquisites" column includes spousal travel, employee service awards paid to all employees for achieving certain years of service and other small benefits that individually are less than ten percent of all perquisites received by the Executive. The breakdown and total of all other compensation for each Executive for 2007, 2008 and 2009 is shown in the table below:

Name	**Year**	**Qualified Retirement Plan Company Contribution**	**Nonqualified Retirement Plan Company Contribution**	**Club Memberships**	**Use of Company Provided Automobiles**	**Other Perquisites**	**Total All Other Compensation**
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2009	24,500	54,874	12,026	14,888	412	106,700
	2008	23,000	55,713	11,206	11,324	3,702	104,945
	2007	33,750	80,732	10,562	7,158	1,516	133,718
E. Philip Wenger	2009	24,500	18,000	14,685	14,585	328	72,098
	2008	23,000	13,923	14,178	14,911	756	66,768
	2007	33,750	18,750	14,090	12,001	1,138	79,729
Charles J. Nugent	2009	24,500	24,840	13,101	11,634	442	74,517
	2008	23,000	25,994	12,358	10,239	3,167	74,758
	2007	33,750	38,010	11,096	12,583	216	95,655
James E. Shreiner	2009	24,500	8,200	9,552	12,828	0	55,080
	2008	23,000	9,215	9,128	7,910	424	49,677
	2007	33,750	12,150	8,251	3,016	458	57,625
Craig H. Hill	2009	22,700	0	13,101	4,065	66	39,932
	2008	19,623	0	12,303	14,248	1,537	47,711
	2007	-	-	-	-	-	-

[8] In 2008, Mr. Hill replaced Mr. Richard J. Ashby, Jr. in this Proxy Statement as a named executive officer. Mr. Ashby retired as an executive officer of Fulton effective March 28, 2008. Only 2008 and 2009 data is provided for Mr. Hill.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date[1]	Approval Date[2]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards	Closing Price on Grant Date[6]	Grant Date Fair Value of Stock and Option Awards[7]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2009	6/16/2009	-	-	-	-	-	-	21,550	-	-	5.28	113,569
R. Scott Smith, Jr.	-	3/15/2010	198,436	396,871	793,742	-	-	-	-	-	-	-	-
E. Philip Wenger	7/1/2009	6/16/2009	-	-	-	-	-	-	11,243	-	-	5.28	59,251
E. Philip Wenger	-	3/15/2010	65,625	131,250	225,000	-	-	-	-	-	-	-	-
Charles J. Nugent	7/1/2009	6/16/2009	-	-	-	-	-	-	16,865	-	-	5.28	88,879
Charles J. Nugent	-	3/15/2010	86,345	172,690	296,040	-	-	-	-	-	-	-	-
James E. Shreiner	7/1/2009	6/16/2009	-	-	-	-	-	-	11,243	-	-	5.28	59,251
James E. Shreiner	-	3/15/2010	57,225	114,450	196,200	-	-	-	-	-	-	-	-
Craig H. Hill.	7/1/2009	6/16/2009	-	-	-	-	-	-	11,243	-	-	5.28	59,251
Craig H. Hill.	-	3/15/2010	39,725	79,450	136,200	-	-	-	-	-	-	-	-

[1] Grants to the Executives in this table include a July 1, 2009 restricted stock award and a Variable Plan award for 2009 performance.

[2] Fulton approved the 2008 restricted stock awards at the June 2009 HR Committee and Board meetings, with a future grant date of July 1, 2009. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on June 16, 2009 were $5.29, $5.42, $5.30 and $5.355, respectively.

[3] The Executives were eligible to receive a cash bonus award for 2009 under the Variable Plan that is discussed on page 23. The HR Committee determined at its March 15, 2010 meeting that Fulton achieved the 2009 performance threshold established for the Variable Plan and the Executives achieved certain goals as discussed on page 25, therefore, Non-Equity Incentive Plan Compensation was awarded based on award percentages determined by the HR Committee. However, the Treasury Rules required a reduction of the Variable Plan awards by approximately 55% and the award amounts and details are further described in note 5 in the Summary Compensation Table on page 33.

[4] Restricted shares awarded pursuant to the 2004 Stock Plan on July 1, 2009 shall vest upon the later to occur of: (i) a cliff vesting three years after the date of the grant; or (ii) such time as, and to the extent that, Fulton and the Executive have satisfied all the applicable requirements for partial or full vesting provided by EESA and the Treasury Rules, which includes repayment of CPP Funds.

[5] The Executive did not receive any options for 2009 performance.

[6] Closing price of Fulton stock was $5.30 on the June 16, 2009 approval date.

[7] Statement 123R Fair Value of restricted shares awarded for 2009 performance based on the July 1, 2009 fair value per share value was $5.27. There can be no assurance that the Executives will realize the amounts listed in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards[1]					Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	30,580	0	0	10.38	6/30/2010	-	-	-	-
R. Scott Smith, Jr.	41,603	0	0	11.32	6/30/2011	-	-	-	-
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	-	-	-	-
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	-	-	-	-
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	-	-	-	-
R. Scott Smith, Jr.	65,625	0	0	17.12	6/30/2015	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	15.89	6/30/2016	-	-	-	-
R. Scott Smith, Jr.	0	46,000	0	14.415	6/30/2017	-	-	-	-
R. Scott Smith, Jr.	6,578	13,156	0	9.965	6/30/2018	-	-	-	-
R. Scott Smith, Jr.	-	-	-	-	-	25,054	218,471	0	0
E. Philip Wenger	13,295	0	0	10.38	6/30/2010	-	-	-	-
E. Philip Wenger	18,090	0	0	11.32	6/30/2011	-	-	-	-
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	-	-	-	-
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	-	-	-	-
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	-	-	-	-
E. Philip Wenger	40,687	0	0	17.12	6/30/2015	-	-	-	-
E. Philip Wenger	24,000	0	0	15.89	6/30/2016	-	-	-	-
E. Philip Wenger	0	24,000	0	14.415	6/30/2017	-	-	-	-
E. Philip Wenger	3,432	6,864	0	9.965	6/30/2018	-	-	-	-
E. Philip Wenger	-	-	-	-	-	13,071	113,979	0	0
Charles J. Nugent	28,679	0	0	10.38	6/30/2010	-	-	-	-
Charles J. Nugent	35,815	0	0	11.32	6/30/2011	-	-	-	-
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	-	-	-	-
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	-	-	-	-
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	-	-	-	-
Charles J. Nugent	56,437	0	0	17.12	6/30/2015	-	-	-	-
Charles J. Nugent	36,000	0	0	15.89	6/30/2016	-	-	-	-
Charles J. Nugent	0	36,000	0	14.415	6/30/2017	-	-	-	-
Charles J. Nugent	5,148	10,296	0	9.965	6/30/2018	-	-	-	-

Charles J. Nugent	-	-	-	-	-	19,607	170,973	0	0
James E. Shreiner	16,333	0	0	10.38	6/30/2010	-	-	-	-
James E. Shreiner	20,260	0	0	11.32	6/30/2011	-	-	-	-
James E. Shreiner	21,706	0	0	13.35	6/30/2012	-	-	-	-
James E. Shreiner	20,673	0	0	14.44	6/30/2013	-	-	-	-
James E. Shreiner	45,939	0	0	15.38	6/30/2014	-	-	-	-
James E. Shreiner	40,687	0	0	17.12	6/30/2015	-	-	-	-
James E. Shreiner	24,000	0	0	15.89	6/30/2016	-	-	-	-
James E. Shreiner	0	24,000	0	14.415	6/30/2017	-	-	-	-
James E. Shreiner	3,432	6,864	0	9.965	6/30/2018	-	-	-	-
James E. Shreiner	-	-	-	-	-	13,071	113,979	0	0
Craig H. Hill	9,497	0	0	10.38	6/30/2010	-	-	-	-
Craig H. Hill	11,758	0	0	11.32	6/30/2011	-	-	-	-
Craig H. Hill	9,407	0	0	13.35	6/30/2012	-	-	-	-
Craig H. Hill	9,648	0	0	14.44	6/30/2013	-	-	-	-
Craig H. Hill	19,689	0	0	15.38	6/30/2014	-	-	-	-
Craig H. Hill	21,000	0	0	17.12	6/30/2015	-	-	-	-
Craig H. Hill	24,000	0	0	15.89	6/30/2016	-	-	-	-
Craig H. Hill	0	24,000	0	14.415	6/30/2017	-	-	-	-
Craig H. Hill	3,432	6,864	0	9.965	6/30/2018	-	-	-	-
Craig H. Hill	-	-	-	-	-	13,071	113,979	0	0

[1] The number of securities underlying the options and the option exercise price has been adjusted for stock dividends and stock splits, if any, that have occurred since the option grant date.

[2] Restricted stock awards listed were granted July 1, 2008 and July 1, 2009. Pursuant to the 2004 Stock Plan, dividends paid by Fulton on restricted stock awards are reinvested and subject to the same restrictions of the original award. Therefore, the number of securities underlying the restricted stock awards has been adjusted as of December 31, 2009 for dividends that have occurred since the grant date. As of December 31, 2009, the July 1, 2008 awards to Messrs. Smith, Wenger, Nugent, Shreiner and Hill were 3,417, 1,783, 2,674, 1,783 and 1,783, respectively, and the July 1, 2009 awards to Messrs. Smith, Wenger, Nugent, Shreiner and Hill were 21,637, 11,288, 16,933, 11,288 and 11,288, respectively.

[3] Options with an expiration date of June 30, 2017 will vest July 1, 2010, and options with an expiration date of June 30, 2018 vest as follows: one third on July 1, 2009, one third on July 1, 2010 and the remaining options will vest on July 1, 2011.

[4] The 2008 restricted stock awards will cliff vest on of July 1, 2011 and the 2009 restricted stock awards are subject to the requirements and limitations contained in EESA and the Treasury Rules and shall vest upon the later to occur of: (i) a cliff vesting on July 1, 2012; or (ii) such time as, and to the extent that, Fulton and the reporting person have satisfied all the applicable requirements for partial or full vesting provided by EESA and the Treasury Rules.

[5] Market value of restricted shares is based on the December 31, 2009 closing price of $8.72.

OPTION EXERCISES AND STOCK VESTED [1]

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	0	0	0	0
E. Philip Wenger	0	0	0	0
Charles J. Nugent	0	0	0	0
James E. Shreiner	0	0	0	0
Craig H. Hill	0	0	0	0

[1] The Executives did not exercise any options or receive any stock as the result of vesting during 2009.

PENSION BENEFITS [1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
E. Philip Wenger	NA	-	-	-
Charles J. Nugent	NA	-	-	-
James E. Shreiner	NA	-	-	-
Craig H. Hill	NA	-	-	-

[1] In 2009, none of the Executives participated in or had an account balance in any qualified or nonqualified defined benefit plans sponsored by Fulton or any Fulton affiliate bank.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
R. Scott Smith, Jr.	27,437	54,874	152,921	0	736,898
E. Philip Wenger	9,000	18,000	9,494	0	103,798
Charles J. Nugent	12,420	24,840	52,438	0	341,645
James E. Shreiner	4,100	8,200	18,847	0	69,190
Craig H. Hill[4]	0	0	0	0	0

[1] Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 7 of the Summary Compensation Table on page 33. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2009 contributions were credited to each of the Executive's accounts in January 2010.

[2] The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2009, the available investment funds included Goldman Sachs Fin'l Institutional Money Market Fund #474 (FSMXX), Goldman Sachs Fin'l Square Government Fund #465 (FGTXX), Goldman Sachs Core Fixed Income Institutional (GSFIX), Federated Total Return Bond Fund (FTRBX), Vanguard Windsor II - Admiral Shares (VWNAX), T. Rowe Price Growth Stock (PRGFX), Vanguard 500 Index Fund (VFINX), Goldman Sachs Growth Opportunities I (GGOIX), Vanguard Small Cap Index Blend (NAESX), Fidelity Adv Small Cap I (FSCIX) and Fidelity Adv Diversified International I (FDVIX). The Executives may change their individual elections by completing a new election form. A discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans is included on page 28 and 29.

[3] Balances include the 2009 contributions made by Fulton and credited to the Executives' accounts in January 2010.

[4] Mr. Hill did not have a Nonqualified Deferred Compensation account in 2009.

POTENTIAL PAYMENTS UPON TERMINATION

The following is a summary with respect to potential payment to the Executives under their respective Employment Agreements upon certain termination events and assumptions as of December 31, 2009. These arrangements, the elements of compensation and the Employment Agreements are also discussed in the Compensation Discussion and Analysis above. Certain payments to the Executives upon termination are limited by the Treasury Rules as discussed in more detail in the section titled "Emergency Economic Stabilization Act of 2008 and Regulations" on page 18.

Voluntary Termination. In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required. Good Reason is defined in the Employment Agreements to include a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation of the Executive outside a certain distance from where he previously was based.

Termination For Cause. If an Executive's employment is terminated for "Cause," Fulton is not obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Cause is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

Termination Without Cause or for Good Reason - Before a Change in Control. If an Executive terminates the Executive's employment for Good Reason or his employment is terminated by Fulton "Without Cause," defined in the Employment Agreement to include any reason other than for Cause, the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, the Executive also may receive an additional cash bonus. For Messrs. Smith and Nugent, the specified period of time is two years. For the other Executives, that period is one year. After a termination Without Cause or for Good Reason, the Executive also would continue to participate in employee health and other benefit plans for which the Executive is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, the Executive will be compensated on an annual basis for such plan at Fulton's cost plus a gross up for any taxes applicable thereto.

However, assuming that each Executive's employment was terminated Without Cause or for Good Reason as of December 31, 2009, the Executives would have not received any severance payments under their Employment Agreements as described above because the CPP Letter Agreements signed by the Executives in 2008 and the supplemental letter agreements signed by the Executives in 2009 prohibit the above described severance payments in accordance with the Treasury Rules during the period Fulton remains a participant in CPP.

Termination Without Cause or for Good Reason - Upon or After a Change in Control. The Executives and other employees have built Fulton into the successful enterprise that it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on the recommendations and review of typical Change in Control provisions offered by peers performed by the Hay Group in 2006, Fulton believes that the potential Change in Control benefits it offers are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is defined in the Employment Agreements to include the acquisition of the beneficial ownership of more than fifty percent of the total fair market value or voting power of the stock of Fulton by any one person or group of persons acting in concert, a change in the composition of the Board of Fulton during any period of twelve consecutive months such that a majority of the Board is replaced by directors whose appointment was not endorsed by a majority of the Board before such appointment or election, the acquisition by any person or group of persons acting in concert during any twelve month period of thirty percent or more of the total voting power of the stock of Fulton or of forty percent or more of the total assets (on a gross fair value basis) of Fulton. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) annual base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded over the prior three years. The Executive also is entitled to receive: (i) an amount equal to that portion of Fulton's retirement plan, 401(k) plan or deferred compensation plan contributions for the Executive which were not vested, plus the amount of any federal, state or local income taxes due on such amount; (ii) payment of up to $10,000 for outplacement services; and (iii) continuation of other employee benefits to the same extent provided to employees generally for the multiple period. The HR Committee set the Change in Control payment multiple at three years in the Employment Agreements for Messrs. Smith and Nugent because this was the multiple used in their prior severance agreements. For Messrs. Wenger, Shreiner and Hill, the HR Committee set the multiple at two years.

The Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a Golden Parachute, the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by an accounting firm, and Fulton is responsible for the accounting firm's fees and expenses. The Hay Group advised the HR Committee that this "gross up provision" has become a typical provision in such agreements. In keeping with Fulton's objectives to offer a competitive contract, this provision was included in the Employment Agreements for all of the Executives. Generally, the 2004 Stock Plan provides for vesting of restricted shares upon a Change in Control, disability or death of an Executive.

However, assuming that, as of December 31, 2009, each Executive's employment was terminated upon or after a Change in Control, Without Cause or for Good Reason, the Executives would have not received any severance payments under their Employment Agreements described above because the CPP Letter Agreements signed by the Executives in 2008 and the supplemental letter agreements signed by the Executives in 2009 prohibit the above described severance payments in accordance with the Treasury Rules during the period Fulton remains a participant in CPP.

Retirement. In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement; however, assuming that each Executive attained the age of sixty-five and retired December 31, 2009, each would have received a lump sum payment of $25 for each year of service, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $1,500.

In the event an Executive terminates employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, subject to the Treasury Rules, unvested options and restricted shares awarded under Fulton's option plans would automatically vest as a result of the Executive's retirement. Assuming that all the Executives attained the age of sixty and retired December 31, 2009, their individual unvested options would not have had any value because they have option exercise prices above the $8.72 closing price of Fulton common stock on December 31, 2009. However, the Executives would have two years from the date of retirement to exercise the options in accordance with the terms of the awards. The value of the restricted shares that would vest upon retirement is shown in the "Outstanding Equity Awards at Fiscal Year-End Table" on page 36, subject to the Treasury Rules.

Disability. Following an Executive's "Disability," defined in the Employment Agreements to be a medically determinable physical or medical impairment that is expected to result in death or to last for at least twelve months, and that either renders the Executive unable to engage in any substantial gainful activity or qualifies the Executive for benefits under a Fulton disability plan, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Disability. After this six month salary continuation period, for as long as the Executive continues to be disabled, Fulton will continue to pay the Executive at least 60% of the base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit. Assuming that each Executive was disabled as of December 31, 2009, that the Treasury Rules did not limit these payments and the Disability lasted 18 months, each Executive would have received the following disability benefits:

Name	Salary First Six Months ($)	Disability Payments for 12 Months ($)	Estimated Health Benefits for 18 Months ($)	Value of Restricted Stock Vesting ($)	Total Disability Payment to Executive ($)
R. Scott Smith, Jr.	396,871	476,245	18,000	218,471	1,109,587
E. Philip Wenger	212,500	255,000	18,000	113,979	599,479
Charles J. Nugent	246,700	296,040	18,000	170,973	731,713
James E. Shreiner	163,500	196,200	18,000	113,979	491,679
Craig H. Hill	113,500	136,200	18,000	113,979	381,679

Death. In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the minimum $25,000 per year Survivors Benefit Life Insurance for ten years and the twice base salary amount plus tax under the Death Benefit Agreement described above. Mr. Nugent is not eligible to receive the Survivors Benefit Life Insurance Payment because he was hired after the plan eligibility date, but assuming that each Executive died as of December 31, 2009 and that the Treasury Rules did not limit these payments, each of the Executive's estates or beneficiaries would have received the following payments and benefits:

Name	Survivors Benefit Life Insurance Payment ($)	Death Benefit Agreement Payment ($)	Estimated Death Benefit Tax Gross Up ($)	Value of Restricted Stock Vesting ($)	Total Payment to Executive's Estate Upon Death ($)
R. Scott Smith, Jr.	250,000	1,587,484	1,081,453	218,471	3,137,408
E. Philip Wenger	250,000	850,000	579,052	113,979	1,793,031
Charles J. Nugent	0	986,800	672,245	170,973	1,830,018
James E. Shreiner	250,000	654,000	445,529	113,979	1,463,508
Craig H. Hill	250,000	454,000	309,282	113,979	1,127,261

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton or one of its affiliate banks or subsidiaries. Thus, Messrs. Smith and Wenger did not receive any director fees in 2009 for serving as a member of the Board of Directors. Non-employee directors receive a quarterly retainer of $8,750. Non-employee directors are also paid a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each committee meeting attended on non-board meeting day, except where the committee meeting is held the day before a Board meeting attended by the director. Directors are paid $2,000 for any special Board of Directors meeting attended. The chairperson of the Audit Committee is paid a quarterly fee of $2,500, and the chairpersons of the Executive Committee and the HR Committee are paid a quarterly fee of $625. Directors are also paid $1,000 for attendance at Fulton sponsored educational seminars, but these seminars are not included for purposes of calculating director attendance rates since they are a voluntary activity. Fulton also reimburses directors for certain expenses incurred in the performance of their service as directors of Fulton. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive the normal director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-management Fulton directors who have previously established accounts to defer fees or had balances from prior years during 2009 are Directors Albertson, Bond and Chryst. Certain Fulton directors also serve on the boards of various Fulton subsidiary banks, or other Fulton affiliate boards, and the directors are compensated with a retainer, meeting fees or both a retainer and meeting fees for their service on each of the individual boards.

DIRECTOR COMPENSATION

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [2] ($)	Total ($)
Jeffrey G. Albertson	55,000	0	0	0	0	10,000[3]	65,000
John M. Bond	52,000	0	0 [4]	0	0	10,000[5]	62,000
Donald M. Bowman, Jr.	55,000	0	0	0	0	8,500[6]	63,500
Dana A. Chryst	53,000	0	0	0	0	12,000[7]	65,000
Craig A. Dally	52,000	0	0	0	0	10,000[8]	62,000
Patrick J. Freer	60,500	0	0	0	0	0	60,500
Rufus A. Fulton Jr.	52,000	0	0	0	0	16,418[9]	68,418
George W. Hodges	68,000	0	0	0	0	0	68,000
Carolyn R. Holleran [10]	53,000	0	0	0	0	6,000[11]	59,000
Willem Kooyker	51,000	0	0	0	0	0	51,000
Donald W. Lesher Jr.	60,500	0	0	0	0	0	60,500
Abraham S. Opatut [12]	24,500	0	0	0	0	6,333[13]	30,833
John O. Shirk	56,000	0	0	0	0	12,000[14]	68,000
Gary A. Stewart	58,000	0	0	0	0	0	58,000

[1] Directors listed represent all the non-management directors of Fulton during 2009. Mr. Smith and Mr. Wenger, who were compensated as officers of Fulton, did not receive any additional compensation for their service as a director of Fulton.

[2] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[3] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of The Bank.

[4] Fulton directors did not receive options as part of their 2009 compensation; however, as of December 31, 2009, Mr. Bond had 164,657 options exercisable that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[5] Represents the annual retainer fee Mr. Bond received for service as a director of The Columbia Bank.

[6] Represents the annual retainer fee Mr. Bowman received for service on the Board of Directors of Hagerstown Trust Company and The Columbia Bank.

[7] Represents the annual retainer fee Ms. Chryst received for service on the Board of Directors of Fulton Bank.

[8] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[9] Includes $11,666 for club fees, $2,340 office use and $2,599 for other perquisites that are individually less that ten percent of the total perquisites received by Mr. Fulton in 2009.

[10] Mrs. Holleran retired as a director of Fulton effective December 31, 2009.

[11] Represents the annual retainer fee Mrs. Holleran received for service on the Regional Board of the Fulton Bank Great Valley Division.

[12] Mr. Opatut resigned as a director of Fulton effective June 16, 2009.

[13] Represents a prorated $10,000 annual retainer fee Mr. Opatut received for service on the Board of Directors of The Bank plus additional fees for service as Chairman of the First Washington Division Board.

[14] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank.

A NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – PROPOSAL TWO

Fulton, in conjunction with its participation in the CPP, and as required by EESA and the Treasury Rules, is providing its shareholders with the opportunity to vote on an advisory (non-binding) resolution at this year's Annual Meeting to approve Fulton's executive compensation as described in the Compensation Discussion and Analysis, the tabular disclosures of the named executive officers' compensation ("Compensation Tables"), and other related information in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse Fulton's Executive pay program. Because the stockholder vote is not binding, the outcome of the vote may not be construed as overruling any decision by Fulton's Board of Directors or HR Committee regarding executive compensation.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 16 Fulton's executive compensation philosophy and program are intended to achieve three objectives: align interests of the Executives with shareholder interests; link more of the Executives' pay to performance; and attract, motivate and retain executive talent. Fulton's Executive compensation program currently provides a mix of base salary, incentive bonus, equity based plans, retirement plans, health plans and other benefits. Fulton believes that its compensation program, policies and procedures are reasonable and appropriate and compare favorably with the compensation programs, policies and procedures of its peers.

The Board recommends that shareholders, in a non-binding proposal, vote "FOR" the following resolution:

> **"RESOLVED that the shareholders approve the compensation of the named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the Compensation Tables and any related material contained in the Proxy Statement."**

Approval of the non-binding resolution to approve the compensation of the named executive officers would require that the number of votes cast in favor of the proposal exceed the number of votes cast against it. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is advisory, it will not be binding upon Fulton. However, Fulton's HR Committee will take into account the outcome of the vote when considering future Executive compensation arrangements, but no determination has been made as to what action the HR Committee might take if shareholders do not approve this advisory proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the non-binding resolution to approve the compensation of the named executive officers.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton has a standing Audit Committee, Executive Committee, HR Committee, Nominating and Corporate Governance Committee and Risk Management Committee. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Audit	Executive	Human Resources	Nominating and Corporate Governance	Risk Management
Jeffrey G. Albertson					Member
John M. Bond, Jr.*					Member
Donald M. Bowman, Jr.*		Member			Member
Dana A. Chryst*			Member	Chair	
Craig A. Dally*			Member	Vice Chair	
Patrick J. Freer*	Member	Member	Chair		
Rufus A. Fulton, Jr.*					Chair
George W. Hodges **	Chair	Chair	Member		
Willem Kooyker **	Member	Member			Vice Chair
Donald W. Lesher, Jr.*	Vice Chair		Member		
John O. Shirk*		Vice Chair			Member
R. Scott Smith, Jr.		Member			***
Gary A. Stewart*				Member	Member
E. Philip Wenger		Member			***

* Independent Director ** Independent Director and Audit Committee Financial Expert *** Ex-officio member per bylaws

HR Committee Interlocks and Insider Participation

In March 2004, the Executive Compensation Committee was formed. In September 2009, Fulton merged the Executive Compensation Committee and its Human Resources Committee, and the new committee is called the Human Resources Committee (previously defined as "HR Committee") and its membership consists only of independent directors. More information regarding the HR Committee can be found in the "Compensation Discussion and Analysis" on page 16 There are no interlocking relationships, as defined in regulations of the SEC, involving members of the HR Committee. Certain directors may have indirect relationships described in "Related Person Transactions with Directors and Executive Officers" on page 47. The HR Committee is responsible for, among other things, recommending the compensation and equity awards for Senior Management to the Board of Directors, administration of Fulton's ESPP, Fulton's 401(k) Plan and 401(k) plans for affiliate banks, approving employment agreements for non-executive officers of Fulton and fulfilling other broad-based human resources duties. The HR Committee is also responsible for the Expenditure Policy, which was adopted in September 2009 to prohibit excessive or luxury expenditures or expenditures that are not related to its business operations. The HR Committee, and the Executive Compensation Committee that was merged into the HR Committee, met a combined total of thirteen times in 2009. The HR Committee is governed by a formal charter, which was last amended in October 2009, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the experience and independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Directors Hodges and Kooyker were determined to qualify, and agreed to serve, as the Audit Committee's "financial experts" as defined by the SEC regulations. The Audit Committee met twelve times during the year. The Audit Committee is governed by a formal charter, which was last amended in December 2009, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters and certain risk management matters as outlined in the Audit Committee Charter.

All the members of the Nominating and Corporate Governance Committee meet the independence requirements of the NASDAQ listing standards, as amended. The Nominating and Corporate Governance Committee met seven times during the year. The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors and to assist the Board of Directors with Corporate Governance matters including, but not limited to, the review and approval of all additions, deletions or changes to Fulton's Code of Conduct, Governance Guidelines, stock ownership guidelines and the responsibility for guidelines and procedures to be used by directors for board evaluations in monitoring and evaluating the performance of the Board of Directors and Committees. The Nominating and Corporate Governance Committee operates pursuant to its charter, which was last amended in June 2009 and is available on Fulton's website at www.fult.com.

The Executive Committee met once during the year. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

For a portion of 2009 and in prior years, Fulton maintained a Trust Committee which met five times during the year. The Trust Committee was responsible for consulting with management of FFA, and overseeing all trust, investment, insurance and related financial services which Fulton offered, directly or indirectly, through FFA. Fulton's Trust Committee was terminated in September 2009 and Fulton Bank formed a Trust Committee to assume the oversight of the trust, investment, insurance and related financial services offered through FFA.

In September 2009, Fulton created a Risk Management Committee that met three times during the year. The Risk Management Committee is responsible for providing oversight of the risk management function of the Corporation, including its policies, procedures and practices relating to management of credit risk, market risk, liquidity risk, operational risk, compliance risk and fiduciary risk.

There were nine meetings of the Board of Directors of Fulton and forty-one meetings of the standing committees of the Board of Directors of Fulton during 2009. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2009.

Board Role in Risk Oversight

Prior to the formation of Fulton's Risk Management Committee described above, Fulton's Board and Audit Committee received periodic reports on different risk related topics from Mr. Shreiner, who serves as Fulton's chief risk officer, and other members of management in an effort to manage Fulton's risks. These risks generally included credit risk, market risk, liquidity risk, operational risk, compliance risk and fiduciary risk. Although Fulton's Risk Management Committee is primarily responsible for overseeing the management of Fulton's risks today, the Board continues to regularly review information regarding Fulton's credit, liquidity and operations, as well as the risks associated with each. In addition, the HR Committee is responsible for overseeing the management of risks relating to all of Fulton's compensation plans. The Audit Committee oversees management of financial risks and the Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors, potential conflicts of interest and governance matters. While each of Fulton's committees are responsible for evaluating certain risks, Fulton's Risk Management Committee is primarily responsible for overseeing the management of such risks for Fulton and the entire Board of Directors is regularly informed through committee reports and review of committee meeting minutes about such risks.

Lead Director and Fulton's Leadership Structure

Director Hodges currently serves as Fulton's Lead Director and is the independent chair of the Executive Committee. The Board has made a determination that this structure with a Lead Director and a combined Chairman/CEO is appropriate for Fulton. Pursuant to the Governance Guidelines, the Board shall designate by resolution for a term of at least a year and publicly disclose in the Fulton proxy statement the independent non-management director who will lead the non-employee directors' executive sessions and preside at all meetings of the Board at which the Chairman is not present. The Governance Guidelines also require that the Lead Director shall as appropriate: serve as a liaison between the Chairman and the independent directors; approve information sent to the Board; approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and, have the authority to call meetings of the independent directors.

The leadership structure of Fulton combines the positions of Chairman and Chief Executive Officer. Fulton's Board believes that the Lead Director acts as a counterbalancing feature to the combined Chairman and Chief Executive Officer similar to many public companies. This structure also permits the Chief Executive Officer to manage the Corporation's daily operations and provides a single voice for the Corporation when needed. Separation of these roles is not necessary because Fulton has a substantial majority of independent directors to provide appropriate oversight at Board meetings and executive sessions. In addition, Fulton's HR Committee, Nominating and Corporate Governance Committee and Audit Committee are comprised solely of independent directors.

Executive Sessions

The independent directors of the Fulton Board of Directors met three times in executive session in 2009. The Chair of the Executive Committee, who also served as the Lead Director, conducted these executive sessions of the independent directors of the board.

Legal Proceedings

There are no material legal proceedings to which any director, officer, nominee, affiliate or principal shareholder, or any associate thereof, is a party adverse to Fulton or has a material interest adverse to Fulton.

Annual Meeting Attendance

Fulton's Governance Guidelines provide that attendance in person is expected at the Annual Meeting unless attendance of the individual members of the Board of Directors is excused. Fulton held its 2009 Annual Meeting, which began at 10:00 a.m. on April 29, 2009, and all but one director, who was excused, attended the 2009 Annual Meeting.

Related Person Transactions with Directors and Executive Officers

Financial Products and Services. Some of the directors and executive officers of Fulton and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton's subsidiaries during 2009. These transactions included deposit accounts, trust relationships and loans in the ordinary course of business with different Fulton subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectability or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's subsidiaries to customers.

Other Transactions. Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest are not required to be disclosed.

Some of the directors of Fulton are members of law firms which provided legal services to Fulton or its subsidiaries in 2009 and in prior years. It is expected that these firms will continue to provide services to Fulton or its subsidiaries in the future. The Albertson Law Office, West Deptford, New Jersey, has provided legal services to subsidiaries of Fulton for several years. Director Albertson is a partner with more than a ten percent interest in the law firm. In 2009, Fulton paid the Albertson Law Office a total of $251,027, which included $218,617 in legal fees paid by Fulton, $13,770 in legal fees paid by Fulton customers related to loan transactions and $18,640 in expense reimbursements for such services.

In 2009, bank subsidiaries of Fulton paid annual rent of $98,294 and related expenses of $14,880 for a branch office to The Bowman Group, LLP, and annual rent of $108,000 and related expenses of $21,569 for a branch office to Bowman 2000 LLC. Director Donald M. Bowman, Jr. is a limited partner in The Bowman Group, LLP and is the manager of Bowman 2000 LLC.

Fulton considered the above related person transactions with Directors Albertson and Bowman and other related person transactions of other Directors that do not require specific disclosure, when it made the determinations that eleven of Fulton's fourteen nominees and continuing directors are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Continuing Directors and Independence Standards" on page 7 for more information.

Family Relationships. There are no family relationships among any of the directors and Senior Management of Fulton. However, family relationships do exist among Senior Management and some of the approximately 3,560 employees of Fulton and its subsidiaries. These employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees. SEC regulations require disclosure of any transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2009, the only immediate family member of Senior Management who was compensated in excess of that amount was Mr. Craig A. Roda, the brother-in-law of Mr. Wenger. In 2009, Mr. Roda received annual compensation consisting of base salary and other compensation totaling $323,462, plus other benefits received on the same basis as other similarly situated employees. Effective February 1, 2009, Mr. Roda became Chairman and Chief Executive Officer of Fulton Bank and Senior Executive Vice President of Community Banking for Fulton. In January 2006, Mr. Roda became President and Chief Operating Officer of Fulton Bank, and in October 2006 he became the President and Chief Executive Officer of Fulton Bank. He has been employed by Fulton in various positions since 1979.

Related Person Transaction Policy and Procedures. Fulton does not have a separate policy specific to related person transactions. Under Fulton's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors must provide reasonable notice to Senior Management of all new or changed business activities, related person relationships and board directorships.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators for compliance with Regulation O. Internal controls exist within Fulton and its affiliate banks to ensure that compliance with Regulation O is maintained on an ongoing basis.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At a meeting in February 2010, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and Executives. The Audit Committee concluded that the loans and other banking services to the directors and Executives of Fulton and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also conducted a review of all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fulton's Executives, the principal accounting officer, directors, and any persons owning 10% or more of Fulton's common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4 and annual statements of beneficial ownership with the SEC on Form 5. Persons filing such beneficial ownership statements are required by SEC regulation to furnish Fulton with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" of such statements be disclosed in our proxy statement. Based solely on Fulton's review of Forms 3 and 4 and amendments thereto furnished to Fulton during the 2009 fiscal year, including Forms 5 and amendments thereto furnished to Fulton, and on written representations from Fulton's directors, Executives and other officers that no Form 4 or Form 5 for any "late filing" was required to be filed by such persons, Fulton believes that all such statements were timely filed in 2009, except for the acquisition of 688.694 shares by Director Freer as a result of a broker's reinvestment of dividends, and reported in a Form 4 on June 9, 2009, and the sale of 0.7997 and 0.3169 shares by Director Bowman as a result of fractional shares sold without his prior knowledge by a broker on December 18, 2009 with a transfer of accounts, and reported in a Form 4 on January 22, 2010.

Board and Committee Evaluations

Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible to review and recommend to the Board guidelines and procedures to be used by directors in monitoring and evaluating the performance of the Board of Directors and Committees. The Board of Directors and certain committees conduct an annual self-evaluation of its performance. In an effort to improve board, committee and individual director performance, all of the members of the Board of Directors and members of certain committees were asked to complete a board and committee evaluation questionnaires in the fourth quarter of 2009. The results were compiled at the direction of the Corporate Secretary and presented to the Nominating and Corporate Governance Committee in December 2009. The Nominating and Corporate Governance Committee reported the results to the Board of Directors at its January 2010 regular meeting.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2009 and December 31, 2008, Fulton engaged KPMG LLP ("KPMG"), independent registered public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2009 and 2008 are summarized in the following table.

	2009	2008
Audit Fees – Annual Audit and Quarterly Reviews (1)	$1,248,000	$1,527,000
Audit Fees – Issuance of Comfort Letters and Consents	0	7,800
Audit Fees Subtotal	1,248,000	1,534,800
Audit Related Fees	15,600	10,400
All Other Fees (2)	68,301	65,574
TOTAL	$1,331,901	$1,610,774

(1) Amounts presented for 2009 are based upon the audit engagement letter. Final billings for 2009 may differ.

(2) All Other Fees were for services rendered to the trust division (primarily for a SAS 70 report on the processing of transactions by the retirement services area).

The appointment of KPMG for the fiscal year ended December 31, 2010 was approved by the Audit Committee of the Board of Directors of Fulton at a meeting on February 25, 2010. Representatives of KPMG are expected to be present at the 2010 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Audit Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2009 and 2008 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2009 and 2008 were pre-approved by the Audit Committee. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Any decisions of such subcommittees to grant pre-approvals are presented to the full Audit Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2009 financial statements of Fulton with management and KPMG, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit A.

RATIFICATION OF INDEPENDENT AUDITORS – PROPOSAL THREE

Fulton's Audit Committee has selected the firm of KPMG to continue as Fulton's independent auditor for the fiscal year ending December 31, 2010. Although shareholder approval of the selection of KPMG is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection as is the common practice with other publicly traded companies. Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of the majority of the votes cast is required to ratify the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2010. If Fulton's shareholders at the 2010 Annual Meeting do not approve this proposal, the Audit Committee will reconsider its selection of KPMG, but no determination has been made as to what action the Audit Committee would take if shareholders do not ratify the appointment of KPMG.

KPMG has conducted the audit of the financial statements of Fulton and its subsidiaries for the years ended December 31, 2002 through 2009. Representatives of KPMG are expected to be present at the meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2010.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

The Fulton Annual Report on Form 10-K for year ended December 31, 2009 and proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, HR Committee Charter, Nominating and Corporate Governance Committee Charter, Fulton's Expenditure Policy and Fulton's Corporate Governance Guidelines, are also posted and available on Fulton's website at www.fult.com.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements or to limit multiple copies to the same address should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2010 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS



R. SCOTT SMITH, JR.
Chairman of the Board and
Chief Executive Officer

Lancaster, Pennsylvania
March 26, 2010

EXHIBIT A

REPORT OF AUDIT COMMITTEE

March 1, 2010

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2009.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* as amended, by the PCAOB, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.

George W. Hodges, Chair and Financial Expert
Donald W. Lesher, Jr., Vice Chair
Patrick J. Freer
Willem Kooyker, Financial Expert

[This Page Intentionally Left Blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2195389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	17604
(Address of principal executive offices)	(Zip Code)

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filed [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $878.9 million. The number of shares of the registrant's Common Stock outstanding on January 31, 2010 was 176,455,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 30, 2010 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Supervision and Regulation"). The Corporation directly owns 100% of the common stock of eight community banks and twelve non-bank entities. As of December 31, 2009, the Corporation had approximately 3,560 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2009 Annual Report on Form 10-K are available free of charge by visiting "Investor Relations" on www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's eight subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Pursuant to its "super-community" banking strategy, the Corporation operates the banks autonomously to maximize the advantage of community banking and service to its customers. Where appropriate, operations are centralized through common platforms and back-office functions; however, decision-making generally remains with the local bank management. The Corporation is committed to a decentralized operating philosophy; however, in some markets and in certain circumstances, merging subsidiaries creates operating and marketing efficiencies by leveraging existing brand awareness over a larger geographic area. In 2009, the former Peoples Bank of Elkton subsidiary and the former Hagerstown Trust Company subsidiary merged with The Columbia Bank to consolidate the Corporation's Maryland franchise.

The Corporation's subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking products and services in its local market area. Personal banking services include various checking account and savings deposit products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank. Consumer loan products also include automobile loans, automobile and equipment leases, personal lines of credit, credit cards and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $33.0 million as of December 31, 2009, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Floating, adjustable and fixed rate loans are provided, with floating and adjustable rate loans generally tied to an index such as the Prime Rate or the London Interbank Offering Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

The Corporation also offers investment management, trust, brokerage, insurance and investment advisory services to consumer and commercial banking customers in the market areas serviced by the subsidiary banks.

In October 2009, the Corporation's investment management and trust services subsidiary, Fulton Financial Advisors, N.A., became an operating subsidiary of Fulton Bank. Concurrently with this transaction, Fulton Bank converted its Pennsylvania state charter to a national charter, thereby becoming Fulton Bank, N.A.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking. The variety of available delivery channels allows customers to access their account information and perform certain transactions, such as transferring funds and paying bills, at virtually any hour of the day.

The following table provides certain information for the Corporation's banking subsidiaries as of December 31, 2009.

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(dollars in millions)		
Fulton Bank, N.A.	Lancaster, PA	$ 8,368	$ 5,643	105
The Bank	Woodbury, NJ	2,092	1,720	50
The Columbia Bank	Columbia, MD	2,229	1,707	40
Lafayette Ambassador Bank	Easton, PA	1,443	1,136	24
Skylands Community Bank	Hackettstown, NJ	1,324	1,049	27
Delaware National Bank	Georgetown, DE	486	351	12
FNB Bank, N.A.	Danville, PA	402	312	10
Swineford National Bank	Hummels Wharf, PA	314	249	7
				275

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties".

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; (v) FFC Penn Square, Inc. which owns trust preferred securities issued by a subsidiary of Fulton Bank, N.A; and (vi) Fulton Insurance Services Group, Inc., which engages in the sale of various life insurance products.

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2009 (total assets in thousands):

Subsidiary	State of Incorporation	Total Assets
Fulton Capital Trust I	Pennsylvania	$ 154,640
SVB Bald Eagle Statutory Trust I	Connecticut	4,124
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186
PBI Capital Trust	Delaware	10,310

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national ıanks, credit unions and non-bank entities. With the growth in electronic commerce and distribution channels, the banks also face :ompetition from banks that do not have a physical presence in the Corporation's geographical markets.

:he industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may ıffiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were ›reviously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance ınderwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of :hese activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings. The Corporation competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled, as of June 30th of each year, by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 53 counties across five states. In 11 of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2009). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

				No. of Financial Institutions		Deposit Market Share (June 30, 2009)	
County	State	Population (2009 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Lancaster	PA	504,000	Fulton Bank, N.A.	18	13	1	20.6%
Berks	PA	408,000	Fulton Bank, N.A.	20	11	9	4.1%
Bucks	PA	625,000	Fulton Bank, N.A.	36	16	17	2.1%
Centre	PA	146,000	Fulton Bank, N.A.	16	4	16	1.5%
Chester	PA	497,000	Fulton Bank, N.A.	40	5	14	1.9%
Columbia	PA	65,000	FNB Bank, N.A.	6	-	5	5.1%
Cumberland	PA	231,000	Fulton Bank, N.A.	21	5	15	1.5%
Dauphin	PA	257,000	Fulton Bank, N.A.	17	9	6	4.1%
Delaware	PA	555,000	Fulton Bank, N.A.	42	14	38	0.2%
Lebanon	PA	130,000	Fulton Bank, N.A.	10	2	1	28.8%
Lehigh	PA	343,000	Lafayette Ambassador Bank	19	13	7	3.9%
Lycoming	PA	116,000	FNB Bank, N.A.	11	10	13	1.0%
Montgomery	PA	779,000	Fulton Bank	50	23	24	0.3%
Montour	PA	18,000	FNB Bank, N.A.	4	3	1	32.7%
Northampton	PA	299,000	Lafayette Ambassador Bank	17	13	3	15.2%
Northumberland	PA	90,000	Swineford National Bank	18	3	14	1.8%
			FNB Bank, N.A.			8	5.0%
Schuylkill	PA	147,000	Fulton Bank, N.A.	20	4	10	3.5%
Snyder	PA	38,000	Swineford National Bank	8	-	1	32.5%

County	State	Population (2009 Est.)	Banking Subsidiary	No. of Financial Institutions		Deposit Market Share (June 30, 2009)	
				Banks/ Thrifts	Credit Unions	Rank	%
Union	PA	44,000	Swineford National Bank	8	1	6	6.0%
York	PA	430,000	Fulton Bank, N.A.	16	14	5	9.3%
New Castle	DE	534,000	Delaware National Bank	30	20	24	0.1%
Sussex	DE	190,000	Delaware National Bank	15	4	5	0.8%
Anne Arundel	MD	515,000	The Columbia Bank	32	7	27	0.2%
Baltimore	MD	794,000	The Columbia Bank	44	22	22	0.9%
Baltimore City	MD	635,000	The Columbia Bank	39	13	17	0.4%
Cecil	MD	102,000	The Columbia Bank	7	3	3	11.9%
Frederick	MD	229,000	The Columbia Bank	17	2	13	1.1%
Howard	MD	278,000	The Columbia Bank	21	3	2	13.4%
Montgomery	MD	939,000	The Columbia Bank	38	21	31	0.3%
Prince Georges	MD	827,000	The Columbia Bank	23	19	16	1.4%
Washington	MD	148,000	The Columbia Bank	13	3	2	21.8%
Atlantic	NJ	273,000	The Bank	15	6	14	1.3%
Burlington	NJ	448,000	The Bank	23	10	21	0.3%
Camden	NJ	515,000	The Bank	21	7	10	2.0%
Cumberland	NJ	157,000	The Bank	12	4	10	2.1%
Gloucester	NJ	292,000	The Bank	22	4	2	14.8%
Hunterdon	NJ	130,000	Skylands Community Bank	15	3	12	2.7%
Mercer	NJ	367,000	The Bank	27	18	21	0.6%
Middlesex	NJ	794,000	Skylands Community Bank	46	25	38	0.3%
Monmouth	NJ	644,000	The Bank	27	9	24	0.6%
Morris	NJ	491,000	Skylands Community Bank	31	9	15	1.4%
Ocean	NJ	573,000	The Bank	23	6	16	0.8%
Salem	NJ	66,000	The Bank	8	4	1	25.9%
Somerset	NJ	328,000	Skylands Community Bank	28	7	8	2.8%
Sussex	NJ	152,000	Skylands Community Bank	12	1	11	0.7%
Warren	NJ	110,000	Skylands Community Bank	13	2	2	12.7%
Chesapeake	VA	221,000	Fulton Bank, N.A.	14	7	12	2.0%
Fairfax	VA	1,019,000	Fulton Bank, N.A.	39	15	32	0.1%
Henrico	VA	295,000	Fulton Bank, N.A.	23	13	27	0.1%
Manassas	VA	36,000	Fulton Bank, N.A.	14	1	10	1.5%
Newport News	VA	181,000	Fulton Bank, N.A.	12	7	15	0.6%
Richmond City	VA	198,000	Fulton Bank, N.A.	15	11	16	0.3%
Virginia Beach	VA	435,000	Fulton Bank, N.A.	15	8	11	2.2%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of Federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

he following discussion summarizes the current regulatory environment for financial holding companies and banks, including a ummary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose leposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by egulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks.

Subsidiary	Charter	Primary Regulator(s)
Fulton Bank, N.A.	National	OCC (1)
The Bank	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
Lafayette Ambassador Bank.........................	PA	PA/FRB
Skylands Community Bank	NJ	NJ/FDIC
Delaware National Bank..............................	National	OCC
FNB Bank, N.A.	National	OCC
Swineford National Bank	National	OCC
Fulton Financial (Parent Company)	N/A	FRB

(1) Office of the Comptroller of the Currency. Fulton Bank, N.A. became an OCC-regulated bank in October 2009.

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish the eligible business activities of the Corporation, certain acquisition and merger restrictions, limitations on intercompany transactions such as loans and dividends and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of any bank for which it is not already the majority owner.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized", the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 1% to 2% above the stated minimum.

Dividends and Loans from Subsidiary Banks – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

The Corporation is also limited in the amount of dividends that it may receive from its subsidiary banks. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels Additionally, limits may exist on paying dividends in excess of net income for specified periods. See "Note J – Regulatory Matters" ii the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loar limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Bank Insurance Fund (BIF) of the FDIC, generally up to $100,000 per insured depositor and up to $250,000 for retirement accounts. Effective October 3, 2008 with the enactment of the Emergency Economic Stabilization Act of 2008 (EESA), the $100,000 insurance limit was increased to $250,000 through December 31, 2009. See additional discussion of the EESA under "Regulatory Developments". In May 2009, the FDIC extended the $250,000 insurance limit through December 31, 2013, however, the insurance limit on individual retirement accounts and other certain retirement accounts will remain at $250,000 per depositor.

The subsidiary banks pay deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for BIF member institutions. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the Federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels. For the period from 1997 through 2006, the Corporation's subsidiary banks (based on the FDIC's classification system) did not pay any premiums as the BIF was sufficiently funded. However, in 2006, legislation was passed reforming the bank deposit insurance system. The reform act allowed the FDIC to raise the minimum reserve ratio and allowed eligible insured institutions an initial one-time credit to be used against premiums due. During 2007, 2008 and 2009, the Corporation's subsidiary banks were assessed insurance premiums, which were partially offset by each affiliate's one-time credit. The Corporation's one-time credits expired in the first quarter of 2009.

During the second quarter of 2009, the FDIC imposed a special assessment of 5 basis points on total bank subsidiary assets less total bank subsidiary tier one capital, resulting in a one-time pre-tax charge of $7.9 million for the Corporation. In November 2009, the FDIC issued a ruling requiring financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As of December 31, 2009, the balance of prepaid FDIC assessments included in other assets on the Corporation's consolidated balance sheet was $66.0 million.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences. The Corporation has adopted appropriate policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect required changes.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics; (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes-Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data". Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Regulatory Developments – On October 3, 2008 the EESA, also known as the Troubled Asset Relief Program (TARP), was enacted. In connection with the EESA, the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP), which allowed for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of preferred stock and warrants to purchase up to 5.5 million shares of common stock of the Corporation. The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The UST may also transfer the preferred stock to a third-party at any time. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements.

As a condition of its participation in the CPP, and as long as the preferred stock issued to the UST is outstanding, without the consent of the UST, common stock repurchases are currently limited to purchases in connection with the administration of any employee benefit plan, consistent with past practices, including purchases to offset share dilution in connection with any such plans until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. In addition, the Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The Corporation is also restricted in the amounts and types of compensation it may pay to certain of its executives as a result of its participation in the CPP.

See also Note M, "Stock-based Compensation Plans and Shareholders' Equity" in the Notes to Consolidated Financial Statements for additional details related to the Corporation's participation in the CPP.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

Changes in interest rates may have an adverse effect on the Corporation's net income or loss.

The Corporation is affected by fiscal and monetary policies of the Federal government, including those of the Federal Reserve Board (FRB), which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 76% of total revenues in 2009. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net interest income and financial condition. Regional and local economic conditions as well as fiscal and monetary policies of the Federal government, including those of the FRB, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

The severity and duration of the economic downturn and the composition of the Corporation's loan portfolio could impact the level of loan charge-offs and the provision for loan losses and may affect the Corporation's net income or loss.

National, regional, and local economic conditions could impact the loan portfolios of the Corporation's subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation's subsidiary banks could depress its earnings and consequently its financial condition because:

- borrowers may not be able to repay their loans;
- the value of the collateral securing the Corporation's loans to borrowers may decline; and

- the quality of the Corporation's loan portfolio may decline.

Any of these scenarios could require the Corporation to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would negatively impact its results of operations.

In addition, the amount of the Corporation's provision for loan losses and the percentage of loans it is required to charge-off may be impacted by the overall risk composition of the loan portfolio. In 2009, the Corporation's provision for loan losses was $190.0 million. While the Corporation believes that its allowance for loan losses as of December 31, 2009 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its loan loss provision or charge-off a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations.

As of December 31, 2009, the Corporation's equity investments consisted of Federal Home Loan Bank (FHLB) and Federal Reserve Bank stock ($99.1 million), common stocks of publicly traded financial institutions ($32.3 million), and money market mutual funds and other equity investments ($9.0 million). The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and specific risks associated with the financial institution sector. Historically, gains on sales of stocks of other financial institutions had been a recurring component of the Corporation's earnings. However, general economic conditions and uncertainty surrounding the financial institution sector as a whole has impacted the value of these securities. Further declines in bank stock values could result in additional other-than-temporary impairment charges.

As of December 31, 2009, the Corporation had $113.5 million of corporate debt securities issued by financial institutions. As with stocks of financial institutions, continued declines in the values of these securities, combined with adverse changes in the expected cash flows from these investments, could result in additional other-than-temporary impairment charges.

The Corporation's investment management and trust division, Fulton Financial Advisors, previously held student loan auction rate securities, also known as auction rate certificates (ARCs), for some of its customers' accounts. From the second quarter of 2008 through 2009, the Corporation purchased illiquid ARCs from customers of Fulton Financial Advisors. Total ARCs included in the Corporation's investment securities at December 31, 2009 were $289.2 million.

The Corporation's investment management and trust services income could also be impacted by fluctuations in the securities markets. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in securities markets.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's results of operations.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. If the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs. During 2008, the Corporation recorded a $90.0 million goodwill impairment charge. Based on its annual goodwill impairment test, the Corporation determined that no impairment charge was necessary in 2009. As of December 31, 2009, the Corporation had $534.9 million of goodwill on its consolidated balance sheet. There can be no assurance that future evaluations of goodwill will not result in additional impairment charges.

Difficult conditions in the capital markets and the economy generally may materially adversely affect the Corporation's business and results of operations.

The Corporation's results of operations and financial condition are affected by conditions in the capital markets and the economy generally. The capital and credit markets have been experiencing extreme volatility and disruption in recent years. The volatility and disruption in these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (EESA) was enacted. Pursuant to the EESA, the U.S. Treasury (UST) was authorized to, among other things, deploy up to $750 billion into the financial system. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) was enacted. The Federal Government, the Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions in response to the financial crisis. Such actions, although intended to aid the financial markets, and continued volatility in the markets could materially and adversely affect the Corporation's business, financial condition and results of operations, or the trading price of the Corporation's common stock.

Concerns over the availability and cost of credit and the decline in the U.S. real estate market also contributed to increased volatility in the capital and credit markets and diminished expectations for the economy. These factors precipitated the economic slowdown, and may have a continuing adverse effect on the Corporation.

Included among the potential adverse effects of the current economic downturn on the Corporation are the following:

- ***A prolonged economic downturn, especially one affecting the Corporation's geographic market areas, could reduce the Corporation's customer deposits and demand for financial products, such as loans.*** The Corporation's success depends significantly upon the growth in population, income levels, deposits and housing starts in its geographic markets. Unlike large national institutions, the Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which the Corporation operates do not grow, or if prevailing economic conditions locally or nationally are unfavorable, its business could be adversely affected.

  Negative developments in the financial industry and the credit markets may subject the Corporation to additional regulation. Negative developments in the financial industry and the domestic and international credit markets, and the impact of legislation in response to those developments, may negatively impact the Corporation's operations and financial performance. The Corporation and its subsidiaries are subject to regulations and examinations by various regulatory authorities. In addition, the Corporation is subject to certain restrictions associated with its participation in the CPP, including its ability to increase dividends, repurchase common stock or preferred stock and access the equity capital market.

  The potential exists for new Federal or state laws and regulations regarding lending and funding practices, capital requirements, deposit insurance premiums, other bank-focused special assessments and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, which may result in the issuance of formal enforcement orders.

- ***The Corporation's future growth and liquidity needs may require the Corporation to raise additional capital in the future, but that capital may not be available when it is needed or may be available at an excessive cost.*** The Corporation is required by regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that current capital levels will satisfy regulatory requirements for the foreseeable future.

  On December 23, 2008, the Corporation issued $376.5 million of preferred stock and warrants to purchase 5.5 million shares of the Corporation's common stock to the UST. The Corporation may at some point choose to raise additional capital to support its continued growth or to redeem the preferred stock issued under the CPP. The Corporation's ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of the Corporation's control. Accordingly, the Corporation may be unable to raise additional capital, if and when needed, on terms acceptable to the Corporation, or at all. If the Corporation cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In addition, future issuances of equity securities could dilute the interests of existing shareholders and could cause a decline in the Corporation's stock price.

  In addition to primary sources of liquidity in the form of principal and interest payments on outstanding loans and investments and deposits, the Corporation maintains secondary sources that provide it with additional liquidity. These secondary sources include secured and unsecured borrowings from sources such as the Federal Reserve Bank and FHLB and third-party commercial banks. The Corporation's strong liquidity position was further enhanced by its participation in the CPP and it believes that it is well positioned to withstand current market conditions. However, market liquidity conditions have been negatively impacted by disruptions in the capital markets and such disruptions could, in the future, have a negative impact on secondary sources of liquidity.

The competition the Corporation faces is significant and may reduce the Corporation's customer base and negatively impact the Corporation's results of operations.

There is significant competition among commercial banks in the market areas served by the Corporation's subsidiary banks. In addition, as a result of the deregulation of the financial industry, the Corporation's subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its objectives.

The supervision and regulation to which the Corporation is subject can be a competitive disadvantage.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation is extensively regulated under Federal and state banking laws and regulations that are intended primarily for the protection of depositors, Federal deposit insurance funds and the banking system as a whole. In general, these laws and regulations establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs and other compliance matters, among other regulations. Compliance with these statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. In addition, the Corporation is subject to changes in Federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's branch properties, by subsidiary bank, as of December 31, 2009. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank, N.A.	36	69	105
The Bank	33	17	50
The Columbia Bank	9	31	40
Lafayette Ambassador Bank	7	17	24
Skylands Community Bank	7	20	27
Delaware National Bank	9	3	12
FNB Bank, N.A.	8	2	10
Swineford National Bank	5	2	7
Total	114	161	275

The following table summarizes the Corporation's other significant administrative properties. Banking subsidiaries also maintain administrative offices at their respective main banking branches, which are included within the preceding table.

Entity	Property	Location	Owned/ Leased
Fulton Bank, N.A./Fulton Financial Corporation	Corporate Headquarters	Lancaster, PA	(1)
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank, N.A.	Operations Center	Mantua, NJ	Owned
Lafayette Ambassador Bank	Operations Center	Bethlehem, PA	Owned

(1) Includes approximately 100,000 square feet which is owned by an independent third-party who financed the construction through a loan from Fulton Bank. The Corporation is leasing this space from the third-party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Corporate Headquarters location. This property also includes a Fulton Bank, N.A. branch, which is included in the preceding table.

Item 3. Legal Proceedings

There are no legal proceedings pending against Fulton Financial Corporation or any of its subsidiaries which are expected to have a material impact upon the financial position and/or the operating results of the Corporation.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2009, the Corporation had 176.4 million shares of $2.50 par value common stock outstanding held by approximately 49,000 holders of record. The common stock of the Corporation is traded on the Global Select Market of The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per common share cash dividends declared for each of the quarterly periods in 2009 and 2008.

	Price Range		Per Common Share Dividend
	High	Low	
2009			
First Quarter	**$ 10.05**	**$ 5.09**	**$ 0.03**
Second Quarter	**7.93**	**4.75**	**0.03**
Third Quarter	**8.00**	**4.72**	**0.03**
Fourth Quarter	**9.00**	**6.77**	**0.03**
2008			
First Quarter	$ 13.69	$ 9.83	$ 0.15
Second Quarter	13.66	10.03	0.15
Third Quarter	17.00	7.35	0.15
Fourth Quarter	13.04	7.89	0.15

The Corporation is limited in its ability to pay dividends on common shares as a result of its participation in the U.S. Treasury Department's Capital Purchase Program. See Note M, "Stock-based Compensation Plans and Shareholders' Equity" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statement and Supplementary Data" for additional details.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 2004 Stock Option and Compensation Plan as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	7,011,368	$12.79	13,125,687
Equity compensation plans not approved by security holders	-	-	-
Total	7,011,368	$12.79	13,125,687

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2004, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market and (iii) common stock of the performance peer group approved by the Board of Directors on September 21, 2004 consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

The graph below is furnished under this Part II, Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.


Total Return Performance
130
120
110
100
90
80
70
60
50
Index Value
Fulton Financial Corporation
NASDAQ Composite
Fulton Financial 2009 Peer Group
2004
2005
2006
2007
2008
2009

(1) A listing of the Fulton Financial Peer Group is located under the heading "Compensation Discussion and Analysis" within the Corporation's 2010 Proxy Statement.

	Year Ending December 31					
Index	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**
Fulton Financial Corporation	$ 100.00	$ 97.51	$ 100.67	$ 70.62	$ 63.81	$ 58.89
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
Fulton Financial 2009 Peer Group	100.00	98.83	107.90	89.34	80.83	69.99

Issuer Purchases of Equity Securities

Not Applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	2009	2008	2007	2006	2005
SUMMARY OF OPERATIONS					
Interest income	**$ 786,467**	$ 867,494	$ 939,577	$ 864,507	$ 625,767
Interest expense	**265,513**	343,346	450,833	378,944	213,219
Net interest income	**520,954**	524,148	488,744	485,563	412,548
Provision for loan losses	**190,020**	119,626	15,063	3,498	3,120
Investment securities gains (losses), net	**1,079**	(58,241)	1,740	7,439	6,625
Other income	**171,677**	155,387	146,284	142,436	137,673
Gain on sale of credit card portfolio	**-**	13,910	-	-	-
Other expenses	**414,358**	406,625	405,455	365,991	316,291
Goodwill impairment	**-**	90,000	-	-	-
Income before income taxes	**89,332**	18,953	216,250	265,949	237,435
Income taxes	**15,408**	24,570	63,532	80,422	71,361
Net income (loss)	**73,924**	(5,617)	152,718	185,527	166,074
Preferred stock dividends and discount accretion	**(20,169)**	(463)	-	-	-
Net income (loss) available to common shareholders	**$ 53,755**	$ (6,080)	$ 152,718	$ 185,527	$ 166,074
PER COMMON SHARE (1)					
Net income (loss) (basic)	**$ 0.31**	$ (0.03)	$ 0.88	$ 1.07	$ 1.01
Net income (loss) (diluted)	**0.31**	(0.03)	0.88	1.06	1.00
Cash dividends	**0.120**	0.600	0.598	0.581	0.540
RATIOS					
Return on average assets	**0.45%**	(0.04%)	1.01%	1.30%	1.41%
Return on average common shareholders' equity	**3.54**	(0.38)	9.98	12.84	13.24
Return on average common shareholders' equity tangible (2)	**5.96**	9.33	18.16	23.87	20.28
Net interest margin	**3.52**	3.70	3.66	3.82	3.93
Efficiency ratio	**57.70**	56.31	61.20	56.00	55.50
Ending tangible common equity to tangible assets	**6.30**	5.97	6.03	5.98	6.98
Dividend payout ratio	**38.70**	N/M	68.00	54.80	54.00
PERIOD-END BALANCES					
Total assets	**$16,635,635**	$16,185,106	$15,923,098	$14,918,964	$12,401,555
Investment securities	**3,267,086**	2,724,841	3,153,552	2,878,238	2,562,145
Loans, net of unearned income	**11,972,424**	12,042,620	11,204,424	10,374,323	8,424,728
Deposits	**12,097,914**	10,551,916	10,105,445	10,232,469	8,804,839
Federal Home Loan Bank advances and long-term debt	**1,540,773**	1,787,797	1,642,133	1,304,148	860,345
Shareholders' equity	**1,936,482**	1,859,647	1,574,920	1,516,310	1,282,971
AVERAGE BALANCES					
Total assets	**$16,480,673**	$15,976,871	$15,090,458	$14,297,681	$11,781,485
Investment securities	**3,137,708**	2,924,340	2,843,478	2,869,862	2,498,538
Loans, net of unearned income	**11,975,899**	11,595,243	10,736,566	9,892,082	7,981,604
Deposits	**11,637,125**	10,016,528	10,222,594	9,955,247	8,364,435
Federal Home Loan Bank advances and long-term debt	**1,712,630**	1,822,115	1,579,527	1,069,868	839,694
Shareholders' equity	**1,889,561**	1,609,828	1,530,613	1,444,793	1,254,476

N/M – Not meaningful.
(1) Adjusted for stock dividends and stock splits.
(2) Net income (loss), as adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its financial condition and results of operations. Many factors could affect future financial results, including without limitation: asset quality and the impact of adverse changes in the economy and in credit or other markets and resulting effects on credit risk and asset values; acquisition and growth strategies; market risk; changes or adverse developments in economic, political, or regulatory conditions; a continuation or worsening of the current disruption in credit and other markets, including the lack of or reduced access to, and the abnormal functioning of, markets for mortgages and other asset-backed securities and for commercial paper and other short-term borrowings; changes in the levels of FDIC deposit insurance premiums and assessments; the effect of competition and interest rates on net interest margin and net interest income; investment strategy and income growth; investment securities gains and losses; declines in the value of securities which may result in charges to earnings; changes in rates of deposit and loan growth; balances of risk-sensitive assets to risk-sensitive liabilities; salaries and employee benefits and other expenses; amortization of intangible assets; goodwill impairment; capital and liquidity strategies and other financial and business matters for future periods. The Corporation cautions that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility of changes in these assumptions, actual results could differ materially from forward-looking statements. The Corporation undertakes no obligations to update or revise any forward-looking statements.

OVERVIEW

Net income available to common shareholders increased $59.8 million, from a net loss available to common shareholders of $6.1 million in 2008 to net income available to common shareholders of $53.8 million, or $0.31 per diluted common share in 2009. The key themes that characterized the Corporation's performance in 2009 were significant deposit growth, growth in non-interest income, effective expense management and, most notably, managing credit quality in the recent, challenging economic environment.

The Corporation grew ending deposits by $1.5 billion, or 14.7%, in 2009, with $1.3 billion of this growth in non-interest and interest-bearing demand and savings accounts. This growth was partially a by-product of prolonged weak economic conditions, as consumers reduced their investments in debt and equity securities while spending less and saving more. The increase in deposits also resulted in a reduction in wholesale funding. The increase in deposits and the resulting changes in its funding mix had a positive impact on net interest margin, in addition to an improvement in the Corporation's market share throughout its five-state footprint. In addition, the Corporation was able to position itself to assist creditworthy borrowers in the event of more robust consumer spending and business expansion in 2010.

Growth in non-interest income and tight expense control enabled the Corporation to enhance its net income growth, despite the significant credit quality challenges faced in 2009. The growth in non-interest income in 2009 was mostly attributable to increases in gains on sales of mortgage loans, which were driven by historically low interest rates and Federal government first-time homebuyer incentives. Continued growth in non-interest income in 2010 may be impacted by residential mortgage interest rates, which have a direct impact on the level of mortgage sale gains, and legislative activity, which will affect the fees that can be charged to customers for services such as overdrafts.

Despite the challenging economic environment, the Corporation was able to effectively manage its non-interest expenses. Excluding the $90.0 million goodwill impairment charge recorded in 2008, the Corporation was able to keep 2009 non-interest expenses essentially flat in comparison to the prior year. Reductions in discretionary spending and a decrease in charges for losses on auction rate securities offset increases in FDIC insurance assessments and expenses related to the collection and workout of problem loans.

Credit quality presented the greatest challenge to the Corporation in 2009. The provision for loan losses increased $70.4 million, or 58.8%, to $190.0 million for 2009. The significant increase in the provision for loan losses was related to the increase in non-performing loans and net charge-offs, which required additions to the allowance for credit losses to meet allocation needs. The

Corporation began to see stabilization in credit quality metrics during the second half of 2009, as the rate of increase in non-performing assets slowed. As a result, provisioning levels were reduced slightly during the second half of the year.

While there is still much uncertainty about the economic outlook and the potential effects on credit quality in 2010, the Corporation believes that it took the appropriate steps to manage its exposures as of December 31, 2009 and continues to actively monitor its portfolio for signs of further deterioration.

The Corporation has maintained strong capital and liquidity positions throughout 2009. Despite the challenges faced in 2009, the Corporation has the potential for future earnings growth in the event of an economic rebound. The timing and extent of a recovery will depend largely on customers' confidence in the economy, which will strengthen demand for loans and other products and services the Corporation offers.

Summary Financial Results

The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2009	2008
Net income (loss) available to common shareholders (in thousands)	**$ 53,755**	$ (6,080)
Diluted net income (loss) per common share (1)	**$ 0.31**	$ (0.03)
Return on average assets	**0.45%**	(0.04%)
Return on average common shareholders' equity (2)	**3.54%**	(0.38%)
Return on average common shareholders' equity (tangible) (3)	**5.96%**	9.33%
Net interest margin (4)	**3.52%**	3.70%
Non-performing assets to total assets	**1.83%**	1.35%

(1) Calculated as net income (loss) available to common shareholders divided by diluted weighted average common shares outstanding.
(2) Calculated as net income (loss), divided by average common shareholders' equity.
(3) Calculated as net income (loss), adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, excluding goodwill and intangible assets.
(4) Presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also "Net Interest Income" section of Management's Discussion.

Net income (loss) available to common shareholders increased $59.8 million in 2009, largely due to a number of significant items. These significant items, and their impact on net income (loss) available to common shareholders, are presented in the following table:

	2009			2008		
	Pre-tax (Expense)/ Income	**After-tax (Expense)/ Income**	**Diluted EPS Impact**	Pre-tax (Expense) /Income	After-tax (Expense) /Income	Diluted EPS Impact
	(in thousands, except per share amounts)					
referred stock dividends and discount accretion	**$ (20,169)**	**$ (20,169)**	**$ (0.11)**	$ (463)	$ (463)	$ -
DIC insurance expense	**(26,579)**	**(17,276)**	**(0.10)**	(4,562)	(2,965)	(0.02)
nvestment securities sale gains	**14,480**	**9,412**	**0.05**	7,095	4,612	0.03
Other-than-temporary impairment of securities	**(13,401)**	**(8,711)**	**(0.05)**	(65,336)	(42,468)	(0.24)
Guarantee related to purchase of customer auction rate securities	**(6,237)**	**(4,054)**	**(0.02)**	(19,810)	(12,877)	(0.07)
Goodwill impairment	**-**	**-**	**-**	(90,000)	(90,000)	(0.52)
Gain on sale of credit card portfolio	**-**	**-**	**-**	13,910	9,042	0.05
Total	**$ (51,906)**	**(40,798)**	**(0.23)**	$ (159,166)	(135,119)	(0.77)
Net income (loss) available to common shareholders		**53,755**	**0.31**		(6,080)	(0.03)
Adjusted net income available to common shareholders		**$ 94,553**	**$ 0.54**		$ 129,039	$ 0.74

ote: Adjusted net income available to common shareholders is a non-Generally Accepted Accounting Principles (GAAP) measure. This measure is presented as it is useful for comparing information and assessing trends in the Corporation's results of operations. This measure should not be considered a substitute for GAAP basis measures nor should it be viewed as a substitute for operating results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures which may be presented by other companies. The Corporation strongly encourages a review of Management's Discussion in its entirety.

Adjusted net income available to common shareholders decreased $34.5 million, or 26.7% primarily due to a $70.4 million ($45.8 million after-tax) increase in the provision for loan losses, offset by a $12.3 million ($8.0 million after-tax) increase in gains on sales of mortgage loans. The increase in the provision for loan losses was due to an increase in net loans charged off and an increase in non-performing loans, which resulted in additional allocations to the allowance for credit losses. The increase in gains on sales of mortgage loans was the result of an increase in the volume of loans sold, due to historically low interest rates for residential mortgages in 2009.

Additional information regarding the significant items presented in the preceding table can be found in the "Results of Operations" section of Management's Discussion.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The Corporation manages the risk associated with changes in interest rates through the techniques described in the "Market Risk" section of Management's Discussion. Net interest income decreased $3.2 million, or 0.6%, to $521.0 million in 2009, as a result of an 18 basis point decrease in the net interest margin, partially offset by the impact of balance sheet growth.

The following table provides a comparative average balance sheet and net interest income analysis for 2009 compared to 2008 and 2007. Interest income and yields are presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	2009			2008			2007		
	Average Balance	**Interest (1)**	**Yield/ Rate**	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (2)	**$ 11,975,899**	**$ 655,384**	**5.47%**	$ 11,595,243	$ 732,533	6.32%	$ 10,736,566	$ 805,881	7.51%
Taxable inv. securities (3)	**2,548,810**	**112,945**	**4.43**	2,228,204	110,220	4.95	2,157,325	99,621	4.62
Tax-exempt inv. securities (3)	**451,828**	**25,180**	**5.57**	512,920	27,904	5.44	496,820	25,856	5.20
Equity securities (3)	**137,070**	**2,917**	**2.13**	183,216	6,520	3.56	189,333	9,073	4.79
Total investment securities	**3,137,708**	**141,042**	**4.50**	2,924,340	144,644	4.95	2,843,478	134,550	4.73
Loans held for sale	**105,067**	**5,390**	**5.13**	93,085	5,701	6.12	166,437	11,501	6.91
Other interest-earning assets	**21,255**	**196**	**0.92**	21,503	586	2.71	33,015	1,630	4.90
Total interest-earning assets	**15,239,929**	**802,012**	**5.27**	14,634,171	883,464	6.04	13,779,496	953,562	6.93
Noninterest-earning assets:									
Cash and due from banks	**305,410**			318,524			329,814		
Premises and equipment	**203,865**			197,967			190,910		
Other assets (3)	**952,597**			951,270			899,292		
Less: Allowance for loan losses	**(221,128)**			(125,061)			(109,054)		
Total Assets	**$ 16,480,673**			$ 15,976,871			$ 15,090,458		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	**$ 1,857,081**	**$ 7,995**	**0.43%**	$ 1,714,029	$ 13,168	0.77%	$ 1,696,624	$ 28,331	1.67%
Savings deposits	**2,425,864**	**19,487**	**0.80**	2,152,158	28,520	1.32	2,258,113	53,312	2.36
Time deposits	**5,507,090**	**153,344**	**2.78**	4,502,399	170,426	3.79	4,553,994	212,752	4.67
Total interest-bearing deposits	**9,790,035**	**180,826**	**1.85**	8,368,586	212,114	2.53	8,508,731	294,395	3.46
Short-term borrowings	**1,043,279**	**3,777**	**0.36**	2,336,526	50,091	2.12	1,574,495	73,983	4.66
Long-term debt	**1,712,630**	**80,910**	**4.72**	1,822,115	81,141	4.45	1,579,527	82,455	5.22
Total interest-bearing liabilities	**12,545,944**	**265,513**	**2.12**	12,527,227	343,346	2.74	11,662,753	450,833	3.86
Noninterest-bearing liabilities:									
Demand deposits	**1,847,090**			1,647,942			1,713,863		
Other	**198,078**			191,874			183,229		
Total Liabilities	**14,591,112**			14,367,043			13,559,845		
Shareholders' equity	**1,889,561**			1,609,828			1,530,613		
Total Liabs. and Equity	**$ 16,480,673**			$ 15,976,871			$ 15,090,458		
Net interest income/net interest margin (FTE)		**536,499**	**3.52%**		540,118	3.70%		502,729	3.66%
Tax equivalent adjustment		**(15,545)**			(15,970)			(13,985)	
Net interest income		**$ 520,954**			$ 524,148			$ 488,744	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Balances include amortized historical cost for available for sale securities. The related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2009 vs. 2008 Increase (decrease) due To change in			2008 vs. 2007 Increase (decrease) due To change in		
	Volume	Rate	Net	Volume	Rate	Net
			(in thousands)			
nterest income on:						
Loans and leases	$ 23,414	$ (100,563)	$ (77,149)	$ 61,027	$ (134,375)	$ (73,348)
Taxable investment securities	12,787	(10,062)	2,725	4,588	6,011	10,599
Tax-exempt investment securities	(3,391)	667	(2,724)	854	1,194	2,048
Equity securities	(1,388)	(2,215)	(3,603)	(285)	(2,268)	(2,553)
Loans held for sale	681	(992)	(311)	(4,610)	(1,190)	(5,800)
Other interest-earning assets	(7)	(383)	(390)	(457)	(587)	(1,044)
Total interest-earning assets	$ 32,096	$ (113,548)	$ (81,452)	$ 61,117	$ (131,215)	$ (70,098)
Interest expense on:						
Demand deposits	$ 1,022	$ (6,195)	$ (5,173)	$ 288	$ (15,451)	$ (15,163)
Savings deposits	3,202	(12,235)	(9,033)	(2,375)	(22,417)	(24,792)
Time deposits	33,428	(50,510)	(17,082)	(2,384)	(39,942)	(42,326)
Short-term borrowings	(18,535)	(27,779)	(46,314)	26,332	(50,224)	(23,892)
Long-term debt	(5,023)	4,792	(231)	11,713	(13,027)	(1,314)
Total interest-bearing liabilities	$ 14,094	$ (91,927)	$ (77,833)	$ 33,574	$ (141,061)	$ (107,487)

Note: Changes which are partially attributable to rate and volume are allocated based on the proportion of the direct changes attributable to rate and volume.

2009 vs. 2008

Interest income decreased $81.5 million, or 9.2%. A 77 basis point decrease in average rates resulted in a $113.5 million decrease in interest income, which was partially offset by a $32.1 million increase in interest income realized from a $605.8 million, or 4.1%, increase in average balances.

Contributing to the increase in average interest-earning assets was a $380.7 million, or 3.3%, increase in average loans. During 2009, overall loan growth was slowed as a result of weak economic conditions. Also affecting loan growth was the Corporation's efforts to reduce credit exposure in certain sectors. The following table presents growth in average loans, by type:

	2009	2008	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Real estate - commercial mortgage	$ 4,135,486	$ 3,747,240	$ 388,246	10.4%
Commercial - industrial, financial and agricultural	3,673,654	3,525,629	148,025	4.2
Real estate - home equity	1,665,834	1,597,207	68,627	4.3
Real estate - construction	1,111,863	1,320,418	(208,555)	(15.8)
Real estate - residential mortgage	938,187	918,658	19,529	2.1
Consumer	368,651	399,281	(30,630)	(7.7)
Leasing and other	82,224	86,810	(4,586)	(5.3)
Total	$11,975,899	$11,595,243	$ 380,656	3.3%

The growth in average loans was primarily due to increases in commercial mortgages, commercial loans and home equity loans, offset by a decrease in construction loans. Geographically, the increase in commercial mortgages was mainly attributable to increases within the Corporation's Pennsylvania ($207.3 million, or 10.7%), New Jersey ($80.8 million, or 7.3%) and Maryland ($73.8 million, or 26.1%) markets. The increase in commercial loans was mostly attributable to an increase within the Corporation's Pennsylvania market of $134.3 million, or 6.0%. The $68.6 million, or 4.3%, increase in home equity loans was in home equity lines of credit, offset by a decrease in collateralized home equity loans.

Offsetting the above increases was a $208.6 million, or 15.8%, decrease in construction loans, due to both a lower level of new and existing residential housing developments and the Corporation's efforts to reduce its credit exposure in this sector, particularly within its Maryland and Virginia markets. Geographically, the decrease was attributable to decreases in the Corporation's Maryland ($100.7 million, or 25.5%), Virginia ($48.1 million, or 14.7%), New Jersey ($27.7 million, or 11.3%) and Pennsylvania ($26.6 million, or 8.1%) markets.

The average yield on loans during 2009 of 5.47% represented an 85 basis point, or 13.4%, decrease in comparison to 2008. The decrease in the average yield on loans reflected a lower average rate environment, as illustrated by a lower average prime rate in 2009 (3.25%) as compared to 2008 (5.12%). The decrease in average yields was not as pronounced as the decrease in the average prime rate as fixed and adjustable rate loans, unlike floating rate loans, have a lagged repricing effect during periods of declining interest rates.

Average investments increased $213.4 million, or 7.3%, primarily due to a $181.1 million increase in student loan auction rate securities, also known as auction rate certificates (ARCs). The Corporation's investment management and trust division, Fulton Financial Advisors, held ARCs for some of its customers' accounts. ARCs are structured to allow for their sale in periodic auctions, with fair values that could be derived based on periodic auctions under normal market conditions. Beginning in the second quarter of 2008 and continuing throughout 2009, the Corporation began purchasing customer ARCs due to the failure of these periodic auctions, making these previously short-term investments illiquid.

The average yield on investment securities decreased 45 basis points, or 9.1%, from 4.95% in 2008 to 4.50% in 2009 as current year purchases were at yields that were lower than the overall portfolio yield. Investment yields were also adversely impacted by the reduction, or in some cases the suspension of, dividends on equities, particularly financial institution stocks and FHLB stocks. The $181.1 million increase in ARCs resulted in a seven basis point decrease in average yield.

The $81.5 million decrease in interest income was largely offset by a decrease in interest expense of $77.8 million, or 22.7%, to $265.5 million in 2009 from $343.3 million in 2008. Interest expense decreased $91.9 million as a result of a 62 basis point, or 22.6%, decrease in the average cost of total interest-bearing liabilities. This decrease was partially offset by an increase in interest expense of $14.1 million caused by an increase in average interest-bearing liabilities.

The following table summarizes the change in average deposits, by type:

			Increase	
	2009	2008	$	%
		(dollars in thousands)		
Noninterest-bearing demand	**$ 1,847,090**	$ 1,647,942	$ 199,148	12.1%
Interest-bearing demand	**1,857,081**	1,714,029	143,052	8.3
Savings/money market	**2,425,864**	2,152,158	273,706	12.7
Time deposits	**5,507,090**	4,502,399	1,004,691	22.3
Total	**$ 11,637,125**	$ 10,016,528	$ 1,620,597	16.2%

The Corporation experienced a net increase in average noninterest-bearing and interest-bearing demand and savings accounts of $615.9 million, or 11.2%. The increase in noninterest-bearing accounts was in business accounts, while the increase in interest-bearing demand and savings accounts was in governmental, business and personal accounts. The growth in business account balances was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a movement from the Corporation's cash management products due to low interest rates. The increase in personal account balances was the result of a reduction in customer spending, in addition to the impact of decreased consumer confidence in equity and debt markets, resulting in a shift to deposits. The trends that impacted personal deposit growth in 2009 may reverse in 2010 if economic conditions improve.

The $1.0 billion increase in time deposits occurred primarily in retail customer certificates of deposits. This increase was due to active promotion in the fourth quarter of 2008 and the beginning of 2009. These average deposit increases were used to reduce the Corporation's short and long-term borrowings.

The following table summarizes the changes in average borrowings, by type:

	2009	2008	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Short-term borrowings:				
Federal funds purchased	**$ 453,268**	$ 1,328,888	$ (875,620)	(65.9%)
Customer short-term promissory notes	**287,231**	454,473	(167,242)	(36.8)
Customer repurchase agreements	**254,662**	227,130	27,532	12.1
Federal Reserve Bank borrowings	**46,137**	-	46,137	N/M
FHLB overnight repurchase agreements	**-**	303,224	(303,224)	N/M
Other short-term borrowings	**1,981**	22,811	(20,830)	(91.3)
Total short-term borrowings	**1,043,279**	2,336,526	(1,293,247)	(55.3)
Long-term debt:				
FHLB Advances	**1,329,482**	1,439,197	(109,715)	(7.6)
Other long-term debt	**383,148**	382,918	230	0.1
Total long-term debt	**1,712,630**	1,822,115	(109,485)	(6.0)
Total borrowings	**$ 2,755,909**	$ 4,158,641	$ (1,402,732)	(33.7%)

N/M – Not meaningful.

The $1.3 billion, or 55.3%, decrease in short-term borrowings was mainly due to an $875.6 million decrease in Federal funds purchased and a $303.2 million decrease in Federal Home Loan Bank (FHLB) overnight repurchase agreements, both a result of the increase in deposits. Also contributing to the decrease in short-term borrowings was a $139.7 million decrease in short-term customer funding due to customers transferring funds from the cash management program to deposits due to the low interest rate environment. The $109.5 million, or 6.0%, decrease in long-term debt was due to maturities of FHLB advances.

2008 vs. 2007

FTE net interest income increased $37.4 million, or 7.4%, from $502.7 million in 2007 to $540.1 million in 2008, due to an increase in average interest-earning assets and a four basis point increase in net interest margin.

Interest income decreased $70.1 million, or 7.4%, due to a $131.2 million decrease related to changes in interest rates. During 2008, the average rates on interest-earning assets decreased 89 basis points, or 12.8%, in comparison to 2007. The decline in interest income due to changes in rates was partially offset by a $61.1 million increase in interest income realized from growth in average interest-earning assets of $854.7 million, or 6.2%.

The increase in average interest-earning assets was almost entirely due to loan growth. Average loans increased by $858.7 million, or 8.0%, to $11.6 billion in 2008. The growth in average loans was primarily due to increases in commercial mortgages and commercial loans. Commercial mortgages increased $424.5 million, or 12.8%, due primarily to increases in floating and adjustable rate loan products. Commercial loans increased $322.8 million, or 10.0%, due primarily to increases in floating and adjustable rate loans and partially due to increases in fixed rate loan products.

Residential mortgages increased $167.2 million, or 22.2%, due primarily to growth in traditional adjustable rate mortgages. Home equity loans increased $142.6 million, or 9.8%, due to an increase in home equity lines of credit, due to the introduction of a new blended fixed/floating rate loan product in late 2007 and an increase in line of credit usage for existing borrowings.

Offsetting the above increases were a $107.1 million, or 21.2%, decrease in consumer loans and a $92.0 million, or 6.6%, decrease in construction loans. The decrease in consumer loans was due primarily to the Corporation's sale of its approximately $87 million credit card portfolio in April 2008 and a decrease in the indirect automobile loan portfolio. The decrease in construction loans was primarily due to a decrease in floating rate commercial construction loans.

The average yield on loans during 2008 of 6.32% represented a 119 basis point, or 15.8%, decrease in comparison to 2007. The decrease in the average yield on loans reflected a lower average rate environment, as illustrated by a lower average prime rate in 2008 (5.12%) as compared to 2007 (8.03%).

Average loans held for sale decreased $73.4 million, or 44.1%, as a result of a $466.4 million, or 32.9%, decrease in the volume of loans originated for sale. The decrease in volumes of loans originated for sale was mainly due to the Corporation's exit from the national wholesale mortgage business in the second half of 2007.

Average investments increased $80.9 million, or 2.8%. In late 2007, the Corporation "pre-purchased" investments, based on the expected cash flows to be generated from maturing securities over an approximate six-month period. The result of this pre-purchase was a higher average investment balance for 2008. Also contributing to the increase was the sale of approximately $250 million of lower-yielding investment securities during the first quarter of 2007, which lowered the balance of average investment securities for 2007.

The average yield on investment securities increased 22 basis points from 4.73% in 2007 to 4.95% in 2008. The increase in yield was due to the systematic reinvestment of normal portfolio cash flows, primarily from shorter-duration, lower-yielding mortgage-backed securities, into a combination of higher-yielding mortgage-backed pass-through securities, U.S. government issued collateralized mortgage obligations and longer-term municipal securities.

Interest expense decreased $107.5 million, or 23.8%, to $343.3 million in 2008 from $450.8 million in 2007. Interest expense decreased $141.1 million due to a 112 basis point, or 29.0%, decrease in the average cost of total interest-bearing liabilities. This decrease was partially offset by an increase in interest expense of $33.6 million caused by an $864.5 million, or 7.4%, increase in average interest-bearing liabilities.

Average deposits decreased $206.1 million, or 2.0%. The Corporation experienced a net decrease in noninterest-bearing and interest-bearing demand and savings accounts of $154.5 million, or 2.7%, primarily due to personal accounts. Time deposits decreased $51.6 million, or 1.1%, due to a $137.2 million decrease in brokered certificates of deposit, offset by an $85.6 million increase in customer certificates of deposit.

Short-term borrowings increased $762.0 million, or 48.4%, due to a $520.5 million increase in Federal funds purchased and a $213.5 million increase in FHLB overnight repurchase agreements. Long-term debt increased $242.6 million, or 15.4%, due to a $227.1 million, or 18.7%, increase in FHLB advances as longer-term rates were locked and durations were extended to manage interest rate risk. The total increase in borrowings of $1.0 billion was principally employed to support overall balance sheet growth.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance for credit losses and provision for loan losses. The provision is the expense recognized on the consolidated statements of operations to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" (SAB 102). See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for credit loss evaluation methodology.

A summary of the Corporation's loan loss experience follows:

	2009	2008	2007	2006	2005
			(dollars in thousands)		
Loans, net of unearned income outstanding at end of year	**$11,972,424**	$12,042,620	$11,204,424	$10,374,323	$8,424,728
Daily average balance of loans, net of unearned income	**$11,975,899**	$11,595,243	$10,736,566	$ 9,892,082	$7,981,604
Balance of allowance for credit losses at beginning of year	**$ 180,137**	$ 112,209	$ 106,884	$ 92,847	$ 89,627
Loans charged off:					
Real estate – construction	**44,909**	14,891	-	-	-
Commercial – industrial, financial and agricultural	**34,761**	18,592	6,796	3,013	4,095
Real estate – commercial mortgage	**15,530**	7,516	851	155	158
Real estate – residential mortgage and home equity	**7,056**	5,868	355	274	309
Consumer	**10,770**	5,188	3,678	3,138	3,436
Leasing and other	**6,048**	4,804	2,059	389	206
Total loans charged off	**119,074**	56,859	13,739	6,969	8,204
Recoveries of loans previously charged off:					
Real estate – construction	**1,194**	17	-	-	-
Commercial – financial and agricultural	**1,679**	1,795	1,664	2,863	2,705
Real estate – commercial mortgage	**536**	286	34	210	960
Real estate – residential mortgage and home equity	**150**	143	144	58	285
Consumer	**1,678**	1,487	1,246	1,289	1,169
Leasing and other	**1,233**	1,433	913	97	77
Total recoveries	**6,470**	5,161	4,001	4,517	5,196
Net loans charged off	**112,604**	51,698	9,738	2,452	3,008
Provision for loan losses	**190,020**	119,626	15,063	3,498	3,120
Allowance of purchased entities	**-**	-	-	12,991	3,108
Balance at end of year	**$ 257,553**	$ 180,137	$ 112,209	$ 106,884	$ 92,847
Components of Allowance for Credit Losses:					
Allowance for loan losses	**$ 256,698**	$ 173,946	$ 107,547	$ 106,884	$ 92,847
Reserve for unfunded lending commitments (1)	**855**	6,191	4,662	-	-
Allowance for credit losses	**$ 257,553**	$ 180,137	$ 112,209	$ 106,884	$ 92,847
Selected Asset Quality Ratios:					
Net charge-offs to average loans	**0.94%**	0.45%	0.09%	0.02%	0.04%
Allowance for loan losses to loans outstanding	**2.14%**	1.44%	0.96%	1.03%	1.10%
Allowance for credit losses to loans outstanding	**2.15%**	1.50%	1.00%	1.03%	1.10%
Non-performing assets (2) to total assets	**1.83%**	1.35%	0.76%	0.39%	0.38%
Non-performing assets to total loans and OREO	**2.54%**	1.82%	1.08%	0.56%	0.57%
Non-accrual loans to total loans	**1.99%**	1.34%	0.68%	0.32%	0.43%
Allowance for credit losses to non-performing loans	**91.42%**	91.38%	105.93%	198.87%	203.74%
Non-performing assets to tangible common shareholders' equity and allowance for credit losses	**24.00%**	19.68%	11.40%	6.03%	5.14%

(1) Reserve for unfunded lending commitments transferred to other liabilities as of December 31, 2007. Prior periods were not reclassified.
(2) Includes accruing loans past due 90 days or more.

The Corporation's provision for loan losses for 2009 totaled $190.0 million, a $70.4 million, or 58.8%, increase from the $119.6 million provision for loan losses in 2008. The increase in the provision for loan losses was due to the $60.9 million, or 117.8%, increase net loans charged off, an $84.6 million, or 42.9%, increase in non-performing loans and an increase in delinquency rates, all of which resulted in additional allocations to the allowance for credit losses.

The $60.9 million increase in net charge-offs was primarily due to increases in construction loan net charge-offs ($28.8 million), commercial loan net charge-offs ($16.3 million), commercial mortgage net charge-offs ($7.8 million) and consumer loan net charge-offs ($5.4 million).

Of the $112.6 million of net charge-offs recorded in 2009, 27.7% were for loans originated by the Corporation's banks in Maryland, 27.1% in New Jersey, 21.9% in Virginia and 21.1% in Pennsylvania. During 2009, individual charge-offs of $1.0 million or greater totaled approximately $44 million, of which approximately $28 million were for residential construction or land development loans, approximately $10 million were for commercial loans, approximately $4 million were for commercial mortgages and approximately $2 million was related to a lease of commercial equipment. For 2008, individual charge-offs of $1.0 million or greater totaled approximately $26 million, of which approximately $17 million were for residential construction or land development loans, approximately $6 million were for commercial loans and approximately $3 million was related to a lease of commercial equipment.

The following table presents the aggregate amount of non-accrual and past due loans and other real estate owned (1):

	December 31				
	2009	2008	2007	2006	2005
	(in thousands)				
Non-accrual loans (1) (2) (3)	**$ 238,360**	$ 161,962	$ 76,150	$ 33,113	$ 36,560
Accruing loans past due 90 days or more	**43,359**	35,177	29,782	20,632	9,012
Total non-performing loans	**281,719**	197,139	105,932	53,745	45,572
Other real estate owned (OREO)	**23,309**	21,855	14,934	4,103	2,072
Total non-performing assets	**$ 305,028**	$ 218,994	$ 120,866	$ 57,848	$ 47,644

(1) In 2009, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $19.0 million. The amount of interest income on non-accrual loans that was included in 2009 income was approximately $1.6 million.
(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest becomes current or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.
(3) Excluded from the amounts presented as of December 31, 2009 were $653.4 million in loans where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed for impairment under the Financial Accounting Standards Board's Accounting Standards Codification Section 310-10-35, but continue to pay according to their contractual terms and are, therefore, not included in non-performing loans. Non-accrual loans include $116.4 million of impaired loans.

Excluded from the summary of non-performing assets above were $41.1 million of loans whose terms were modified under a troubled debt restructuring and were current under their modified terms at December 31, 2009. These troubled debt restructurings include $24.6 million of residential mortgages and $16.5 million of commercial loans.

The following table summarizes the Corporation's non-performing loans, by type, as of the indicated dates:

	December 31				
	2009	2008	2007	2006	2005
	(in thousands)				
Real estate – construction	**$ 92,841**	$ 80,083	$ 30,927	$ 13,385	$ 374
Commercial – industrial, agricultural and financial	**69,604**	40,294	27,715	21,706	25,585
Real estate – commercial mortgage	**61,052**	41,745	14,515	8,776	9,853
Real estate – residential mortgage and home equity	**45,748**	26,304	25,774	7,085	7,384
Consumer	**12,319**	8,374	4,741	2,793	2,287
Leasing	**155**	339	2,260	-	89
Total non-performing loans	**$ 281,719**	$ 197,139	$ 105,932	$ 53,745	$ 45,572

Non-performing loans increased $84.6 million, or 42.9%, to $281.7 million as of December 31, 2009. In late 2008, the Corporation experienced a significant increase in non-performing construction loans, primarily in its Maryland and Virginia markets. During 2009, prolonged weak economic conditions resulted in an increase in the level of non-performing loans within the Corporation's commercial and commercial mortgage loan portfolios, primarily in its Pennsylvania and New Jersey markets, while the rate of growth in the non-performing construction loans in the Corporation's Maryland and Virginia markets slowed.

In 2009, non-performing commercial loans increased $29.3 million, or 72.7%, with $14.4 million of the increase in Pennsylvania, $7.8 million in Virginia and $5.5 million in Maryland. Non-performing commercial mortgages increased $19.3 million, or 46.2%, with $14.7 million of the increase in New Jersey and $3.7 million in Pennsylvania. Non-performing residential mortgage and home equity loans increased $19.4 million, or 73.9%, with increases spread throughout the Corporation's geographical markets. Non-performing construction loans increased $12.8 million, or 15.9%, with $9.1 million of the increase in Maryland, $7.8 million in Pennsylvania, and $3.9 million in New Jersey, offset by a $8.1 million decrease in Virginia.

The $23.3 million balance of OREO as of December 31, 2009 included $14.0 million of residential properties, $5.6 of commercial properties and $2.8 million of undeveloped residential land.

The following table summarizes loan delinquency rates, by type, as of the indicated dates:

	December 31, 2009			December 31, 2008		
	30-60 Days	**> 90 Days**	**Total**	30-60 Days	> 90 Days	Total
Real estate – construction	**0.70%**	**9.43%**	**10.13%**	2.06%	6.15%	8.21%
Commercial – industrial, agricultural and financial	**0.63**	**1.88**	**2.51**	0.56	1.08	1.65
Real estate – commercial mortgage	**0.91**	**1.42**	**2.33**	0.74	1.03	1.78
Real estate – residential mortgage	**4.12**	**5.10**	**9.22**	4.14	2.97	7.11
Consumer, home equity, leasing and other	**1.12**	**0.60**	**1.72**	0.82	0.41	1.23
Total	**1.09%**	**2.36%**	**3.44%**	1.11%	1.64%	2.74%

The following table summarizes the allocation of the allowance for loan losses by loan type:

	December 31 (dollars in thousands)									
	2009		2008		2007		2006		2005	
	Allow-ance	**% of Loans In Each Category**	Allow-ance	% of Loans In Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category
Comm'l – financial & agricultural	**$ 96,901**	**30.9%**	$ 66,147	30.2%	$ 53,194	30.6%	$ 52,942	28.6%	$ 52,379	28.2%
Real estate – construction	**67,388**	**8.2**	32,917	10.5	1,174	12.2	1,383	13.9	1,773	10.1
Real estate – commercial mortgage	**32,257**	**35.9**	42,402	33.4	31,542	31.0	34,606	30.9	14,690	33.6
Real estate – residential mortgage	**13,704**	**21.4**	7,158	22.1	2,868	21.0	1,208	20.7	1,139	21.0
Consumer, leasing & other	**13,620**	**3.6**	8,167	3.8	8,142	5.2	6,475	5.9	7,935	7.1
Unallocated	**32,828**	**-**	17,155	-	10,627	-	10,270	-	14,931	-
Total	**$ 256,698**	**100.0%**	$ 173,946	100.0%	$ 107,547	100.0%	$ 106,884	100.0%	$ 92,847	100.0%

The provision for loan losses is determined by the allowance allocation process, whereby an estimated need is allocated to impaired loans, as defined by the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Section 310-10-35, or to pools of loans under FASB ASC Subtopic 450-20. The allocation is based on risk factors, collateral levels, economic conditions and other relevant factors, as appropriate. The Corporation also maintains an unallocated allowance for factors or conditions that exist at the balance sheet date, but are not specifically identifiable. Management believes such an unallocated allowance, which was approximately 13% as of December 31, 2009, is reasonable and appropriate as the estimates used in the allocation process are inherently imprecise. See additional disclosures in Note A, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements and "Critical Accounting Policies", in Management's Discussion. Management believes that the allowance for loan losses balance of $256.7 million as of December 31, 2009 is sufficient to cover losses inherent in the loan portfolio on that date and is appropriate based on applicable accounting standards.

Other Income and Expenses

2009 vs. 2008

Other Income

The following table presents the components of other income for the past two years:

			Increase (decrease)	
	2009	2008	$	%
	(dollars in thousands)			
Overdraft fees	**$ 35,964**	$ 35,324	$ 640	1.8%
Cash management fees	**11,399**	13,274	(1,875)	(14.1)
Other	**13,087**	13,042	45	0.3
Service charges on deposit accounts	**60,450**	61,640	(1,190)	(1.9)
Debit card income	**11,094**	9,803	1,291	13.2
Merchant fees	**7,476**	7,608	(132)	(1.7)
Foreign exchange income	**6,573**	6,726	(153)	(2.3)
Letter of credit fees	**6,387**	6,009	378	6.3
Other	**5,791**	6,101	(310)	(5.1)
Other service charges and fees	**37,321**	36,247	1,074	3.0
Investment management and trust services	**32,076**	32,734	(658)	(2.0)
Gains on sales of mortgage loans	**22,644**	10,332	12,312	119.2
Credit card income	**5,472**	3,587	1,885	52.6
Gains on sales of OREO	**1,925**	679	1,246	183.5
Other income	**11,789**	10,168	1,621	15.9
Total, excluding gain on sale of credit card portfolio and investment securities gains (losses)	**171,677**	155,387	16,290	10.5
Gain on sale of credit card portfolio	**-**	13,910	(13,910)	N/M
Investment securities gains (losses)	**1,079**	(58,241)	59,320	N/M
Total	**$ 172,756**	$ 111,056	$ 61,700	55.6%

N/M – Not Meaningful.

The $1.2 million, or 1.9%, decrease in service charges on deposit accounts was due to a $1.9 million, or 14.1%, decrease in cash management fees, as customers transferred funds from the cash management program to deposits due to the low interest rate environment, offset by a $640,000, or 1.8%, increase in overdraft fees.

The $1.1 million, or 3.0%, increase in other service charges and fees was primarily due to a $1.3 million, or 13.2%, increase in debit card fees as transaction volumes increased.

The $12.3 million, or 119.2%, increase in gains on sales of mortgage loans resulted from an increase in the volume of loans sold from $648.1 million in 2008 to $2.1 billion in 2009. The $1.5 billion, or 229.0%, increase in loans sold was mainly due to an increase in refinance activity, as mortgage rates dropped to historic lows. Refinances accounted for approximately 70% of sales volumes in 2009, compared to approximately 43% in 2008.

Credit card income includes fees earned for each new account opened and a percentage of revenue earned on both new accounts and accounts sold, under an agreement entered into with the purchaser of the Corporation's credit card portfolio. The $1.9 million, or 52.6%, increase in credit card income was primarily due to twelve months of revenue being earned in 2009 compared to less than nine months earned during 2008, as the agreement with the credit card purchaser was executed during the second quarter of 2008.

The $1.2 million, or 183.5%, increase in gains on sales of OREO was due to an increase in the number of properties sold in 2009. The $1.6 million, or 15.9%, increase in other income was primarily due to a $1.0 million mortgage servicing rights impairment charge in 2008, which was recorded as a decrease to mortgage servicing income.

Investment securities gains of $1.1 million for 2009 included $14.5 million of net gains on the sales of debt securities, primarily collateralized mortgage obligations, offset by other-than-temporary impairment charges of $13.4 million. During 2009, the Corporation recorded $9.5 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions and $3.8 million of other-than-temporary impairment charges for financial institutions stocks. The $58.2 million of investment securities losses for 2008 were primarily a result of $43.1 million of other-than-temporary impairment charges for financial institutions stocks and $15.8 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions. See Note C, "Investment Securities" in the Notes to Consolidated Financial Statements for additional details.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

	2009	2008	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Salaries and employee benefits	**$ 218,812**	$ 213,557	$ 5,255	2.5%
Net occupancy expense	**42,040**	42,239	(199)	(0.5)
FDIC insurance premiums	**26,579**	4,562	22,017	482.6
Equipment expense	**12,820**	13,332	(512)	(3.8)
Data processing	**11,328**	12,813	(1,485)	(11.6)
Professional fees	**9,099**	7,618	1,481	19.4
Marketing	**8,915**	13,267	(4,352)	(32.8)
Telecommunications	**8,608**	8,172	436	5.3
Operating risk loss	**7,550**	24,308	(16,758)	(68.9)
Intangible amortization	**5,747**	7,162	(1,415)	(19.8)
OREO expenses	**5,694**	5,580	114	2.0
Supplies	**5,637**	5,773	(136)	(2.4)
Postage	**5,292**	5,474	(182)	(3.3)
Other	**46,237**	42,768	3,469	8.1
Total, excluding goodwill impairment	**$ 414,358**	$ 406,625	$ 7,733	1.9%
Goodwill impairment	**-**	90,000	(90,000)	N/M
Total	**$ 414,358**	$ 496,625	$ (82,267)	(16.6%)

N/M – Not Meaningful.

Salaries and employee benefits increased $5.3 million, or 2.5%, with salaries increasing $2.4 million, or 1.4%, and benefits increasing $2.9 million, or 7.5%.

The increase in salaries was due to a $2.2 million increase in incentive compensation expense for subsidiary bank management. Although merit increases were suspended as of March 2009, the remaining increase in salary expense reflects the 2009 impact of merit increases granted prior to the salary freeze. These increases were partially offset by a reduction in average full-time equivalent employees from 3,660 in 2008 to 3,600 in 2009.

The increase in employee benefits was primarily due to a $1.8 million, or 9.2%, increase in healthcare costs as claims increased, a $1.9 million increase in defined benefit pension plan expense due to a lower return on plan assets and $1.1 million in severance expense primarily related to the consolidation of back office functions at the Corporation's Columbia Bank subsidiary. These increases were offset by a $970,000 decrease in accruals for compensated absences and a $602,000 decrease in postretirement plan expense due to a reduction in benefits covered.

The $22.0 million, or 482.6%, increase in FDIC insurance expense was due to a $7.9 million special assessment in 2009, in addition to an increase in assessment rates, which were effective January 1, 2009. Gross FDIC insurance premiums for 2009, excluding the special assessment, were $18.8 million before applying $114,000 of one-time credits. For 2008, gross FDIC insurance premiums were $7.0 million, before applying $2.4 million of one-time credits.

In November 2009, the FDIC issued a ruling requiring financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As a result, the Corporation pre-paid $70.2 million of FDIC insurance assessments in the fourth quarter of 2009, $18.3 million of which represented the estimated FDIC insurance assessments for 2010.

The $1.5 million, or 11.6%, decrease in data processing expense was primarily due to savings realized from the consolidation of back office functions at the Corporation's Columbia Bank subsidiary, as well as reductions in costs for certain renegotiated vendor contracts. The $1.5 million, or 19.4%, increase in professional fees was primarily due to increased legal costs associated with the collection and workout efforts for non-performing loans. The $4.4 million, or 32.8%, decrease in marketing expenses was due to an effort to reduce discretionary spending and the timing of promotional campaigns. The $1.4 million, or 19.8%, decrease in intangible amortization was realized mainly in core deposit intangible assets, which are amortized on an accelerated basis, with lower expense in later years.

The $16.8 million, or 68.9%, decrease in operating risk loss was due to a $13.6 million reduction in charges related to the Corporation's commitment to purchase ARCs from customer accounts and a $2.9 million decrease in losses on the actual and potential repurchase of residential mortgage and home equity loans previously sold in the secondary market. See Note O, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional details.

The $3.5 million, or 8.1%, increase in other expenses included a $2.7 million increase in loan collection and workout costs, a $1.9 million increase in student loan lender expense, and the impact of a $1.4 million reversal of litigation reserves in 2008 associated with the Corporation's share of indemnification liabilities with Visa Inc. (Visa). These increases in other expenses were offset by decreases of $1.7 million in consulting fees, due primarily to certain information technology initiatives in 2008 that did not recur in 2009, and a $1.1 million decrease in travel and entertainment expense, due to efforts to reduce discretionary spending.

2008 vs. 2007

Other Income

Other income decreased $37.0 million, or 25.0%. In 2008, the Corporation had $58.2 million of investment securities losses, compared to investment securities gains of $1.7 million in 2007. Excluding investment securities gains (losses), other income increased $23.0 million, or 15.7%.

Service charges on deposit accounts increased $15.1 million, or 32.6%, primarily due to an increase in overdraft fees of $13.0 million, or 58.1%, and an increase in cash management fees of $1.7 million, or 15.1%. The increase in overdraft fees was mainly due to a new overdraft program that was introduced in November 2007. The increase in cash management fees was due to increased sales during 2007, resulting in a higher revenue stream in 2008.

Other service charges and fees increased $4.1 million, or 12.7%, due to a $2.4 million, or 56.8%, increase in foreign currency processing revenue, due primarily to an increase in volume, a $1.1 million, or 12.5%, increase in debit card fees, also due to increased volumes, and a $658,000, or 12.5%, increase in letter of credit fees.

Investment management and trust services income decreased $5.9 million, or 15.3%, primarily due to a $4.9 million, or 38.2%, decrease in brokerage revenue. During 2008, the Corporation began transitioning its brokerage business from a transaction-based model to a relationship model, which generates fees based on the values of assets under management rather than transaction volume. This transition had a negative impact on brokerage revenue due to expected business disruptions. The negative performance of equity markets also contributed to the decrease in investment management and trust services income.

Gains on sales of mortgage loans decreased $4.0 million, or 27.7%, due to lower sales volumes. Total loans sold were $648.1 million in 2008 and $1.3 billion in 2007, mainly due to the exit from the national wholesale residential mortgage business in 2007. Credit card income of $3.6 million was related to income earned subsequent to the Corporation's April 2008 credit card portfolio sale.

Other income decreased $3.8 million, or 26.1%, primarily due to a $2.1 million gain related to the resolution of litigation and the sale of certain assets between the Corporation and an unaffiliated bank and a $700,000 gain related to the redemption of a partnership interest, both recorded in 2007. In 2008, the Corporation recorded a $1.0 million mortgage servicing rights impairment charge as a reduction to servicing income.

Investment securities losses of $58.2 million for 2008 were primarily due to other-than-temporary impairment charges of $43.1 million related to financial institution stocks, $20.7 million related to debt securities and $1.5 million for other equity securities. In addition, the Corporation recorded a $2.7 million loss related to the write-off of a collateralized mortgage obligation that was delivered as collateral for interest rate swaps with a failed financial institution. These impairment charges were offset by $4.8 million in gains from the redemption of Class B shares in connection with Visa's initial public offering and gains on the sale of MasterCard, Incorporated shares, in addition to net gains of $2.9 million and $2.1 million on the sale of equity securities and debt securities, respectively.

Other Expenses

Other expenses increased $91.2 million, or 22.5%, due primarily to a $90.0 million goodwill impairment charge recorded in 2008. Salaries and employee benefits decreased $4.0 million, or 1.8%, with salaries decreasing $1.1 million, or 0.6%, and benefits decreasing $2.9 million, or 7.1%.

The decrease in salaries was due to staff reductions that were made as part of a corporate-wide workforce management and centralization initiative that began in 2007 and a decrease in stock-based compensation, offset by normal merit increases. Average full-time equivalent employees decreased from 3,840 in 2007 to 3,660 in 2008.

Employee benefits decreased $2.9 million, or 7.1%, due to a $2.0 million reduction associated with the curtailment of the Corporation's defined benefit pension plan and a net decrease in expenses for the Corporation's retirement plans as a result of changes in contribution formulas in 2008. Also contributing to the decrease was a reduction in severance expenses.

Net occupancy expense increased $2.3 million, or 5.7%. The increase was due to additional expenses related to rental, maintenance, utility and depreciation of real property as a result of growth in the branch network during 2008 in comparison to 2007. The Corporation added 5 full service branches to its network in both 2008 and 2007.

Operating risk loss decreased $2.9 million, or 10.7%, due to a $22.8 million decrease in losses on the actual and potential repurchase of residential mortgage and home equity loans, offset by $19.8 million of charges, recorded in 2008, related to the Corporation's guarantee to purchase ARCs from customer accounts.

Equipment expense decreased $560,000, or 4.0%, and intangible amortization decreased $1.2 million, or 14.1%. The decreases in equipment expense and intangible amortization were due to both equipment and intangible assets becoming fully depreciated and amortized during 2008. Marketing expenses increased $1.9 million, or 17.1%, due to deposit promotional campaigns, new branch promotions and customer service initiatives undertaken during 2008.

FDIC insurance expense increased $2.8 million, or 152.3%, due to the expiration of one-time credits and an increase in insured deposits. In 2008, gross FDIC insurance premiums were $7.0 million, reduced by $2.4 million of one-time credits. In 2007, gross FDIC insurance premiums were $6.7 million, reduced by $4.9 million of one-time credits.

Other expenses increased $2.2 million, or 4.9%, due to a $5.2 million increase in costs associated with the maintenance and disposition of foreclosed real estate and a $2.9 million increase in consulting fees, primarily associated with new information technology initiatives. Offsetting these increases was a $2.9 million decrease in other expenses due to the reversal of litigation reserves associated with the Corporation's share of indemnification liabilities with Visa, which were no longer necessary as a result of Visa's initial public offering in 2008, and a $2.7 million decrease in state taxes due to the consolidation of certain subsidiary banks in 2007 and 2008.

Income Taxes

Income tax expense for 2009 was $15.4 million, a decrease of $9.2 million, or 37.3%, from 2008. Income tax expense for 2008 decreased $39.0 million, or 61.3% from 2007. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 17.2%, 129.6% and 29.4% in 2009, 2008 and 2007, respectively. The effective tax rate for 2008 was significantly impacted by the $90.0 million goodwill impairment charge, which is not deductible for income tax purposes. Excluding the impact of the goodwill charge, the Corporation's effective tax rate for 2008 was 22.6%. The decline in the effective tax rate over the past three years resulted from non-taxable income and credits, which have been fairly consistent amounts over the three-year period, having a more significant impact on the effective tax rate calculation as income before income taxes has decreased.

The Corporation's effective tax rates are generally lower than the 35% Federal statutory rate due to investments in tax-free municipal securities and Federal tax credits earned from investments in low and moderate-income housing partnerships (LIH Investments). Net credits associated with LIH investments were $4.7 million, $3.9 million and $3.7 million in 2009, 2008 and 2007, respectively.

For additional information regarding income taxes, see Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets for the Corporation.

	December 31		Increase (decrease)	
	2009	2008	$	%
	(dollars in thousands)			
Assets:				
Cash and due from banks	**$ 284,508**	$ 331,164	$ (46,656)	(14.1%)
Other earning assets	**101,975**	117,550	(15,575)	(13.2)
Investment securities	**3,267,086**	2,724,841	542,245	19.9
Loans, net of allowance	**11,715,726**	11,868,674	(152,948)	(1.3)
Premises and equipment	**204,203**	202,657	1,546	0.8
Goodwill and intangible assets	**552,563**	557,833	(5,270)	(0.9)
Other assets	**509,574**	382,387	127,187	33.3
Total Assets	**$ 16,635,635**	$ 16,185,106	$ 450,529	2.8%
Liabilities and Shareholders' Equity:				
Deposits	**$ 12,097,914**	$ 10,551,916	$ 1,545,998	14.7%
Short-term borrowings	**868,940**	1,762,770	(893,830)	(50.7)
Long-term debt	**1,540,773**	1,787,797	(247,024)	(13.8)
Other liabilities	**191,526**	222,976	(31,450)	(14.1)
Total Liabilities	**14,699,153**	14,325,459	373,694	2.6
Shareholders' equity	**1,936,482**	1,859,647	76,835	4.1
Total Liabilities and Shareholders' Equity	**$ 16,635,635**	$ 16,185,106	$ 450,529	2.8%

Total assets increased $450.5 million, or 2.8%, to $16.6 billion as of December 31, 2009, from $16.2 billion as of December 31, 2008. Total investments increased $542.2 million, or 19.9%, offset by a decrease in loans, net of the allowance for loan losses, of $152.9 million, or 1.3%. Total liabilities increased $373.7 million, or 2.6%, due to a $1.5 billion, or 14.7%, increase in deposits, offset by a $1.1 billion, or 32.1%, decrease in short and long-term borrowings.

The changes in the Corporation's balance sheet from December 31, 2008 to December 31, 2009 were mainly a result of changes in funding mix, combined with weaker loan demand. Funds generated by significant deposit growth were used to reduce wholesale funding in the form of both short-term borrowings and long-term debt. Excess funds were used to purchase additional investment securities, in the absence of loan demand. The discussion that follows provides more details on the changes in specific balance sheet line items.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2009	2008	2007	2006	2005
			(in thousands)		
Real-estate – commercial mortgage	**$ 4,292,300**	$ 4,016,700	$ 3,480,958	$ 3,202,706	$ 2,831,405
Commercial – industrial, financial and agricultural	**3,699,198**	3,635,544	3,427,085	2,965,186	2,375,669
Real-estate – home equity	**1,644,260**	1,695,398	1,501,231	1,455,439	1,205,523
Real-estate – construction	**978,267**	1,269,330	1,366,923	1,440,180	851,555
Real-estate – residential mortgage	**921,741**	972,797	848,901	696,568	567,629
Consumer	**360,698**	365,692	500,708	523,066	520,098
Leasing and other	**83,675**	97,687	89,383	100,711	79,738
Gross loans	**11,980,139**	12,053,148	11,215,189	10,383,856	8,431,617
Unearned income	**(7,715)**	(10,528)	(10,765)	(9,533)	(6,889)
Loans, net of unearned income	**$ 11,972,424**	$ 12,042,620	$ 11,204,424	$ 10,374,323	$ 8,424,728

Total loans, net of unearned income, decreased $70.2 million, or 0.6%, mainly due to a combination of lower demand and continuing efforts to manage credit exposures. Construction loans decreased $291.1 million, or 22.9%, due to efforts by the Corporation to reduce credit exposure in this sector, particularly in its Maryland and Virginia markets. Also contributing to the decrease were $44.9 million in construction loan charge-offs during 2009. Home equity loans decreased $51.1 million, or 3.0%, and residential mortgages decreased $51.1 million, or 5.2%, both due to refinance activity generated by low interest rates. Offsetting these decreases was a $275.6 million, or 6.9%, increase in commercial mortgages, of which $200.4 million was attributable to increases in commercial mortgages generated in the Corporation's Pennsylvania market, and a $63.7 million, or 1.8%, increase in commercial loans.

Approximately $5.3 billion, or 44.0%, of the Corporation's loan portfolio was in commercial mortgage and construction loans as of December 31, 2009. The Corporation does not have a concentration of credit risk with any single borrower, industry or geographical location. The performance of real estate markets and general economic conditions adversely impacted the performance of these loans throughout 2009, most significantly construction loans to residential housing developers in the Corporation's Maryland and Virginia markets. Construction loans outstanding in Virginia and Maryland at December 31, 2009 were $250.3 million and $242.8 million, respectively.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2009			2008			2007		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
					(in thousands)				
U.S. Government securities	**$ -**	**$ 1,325**	**$ 1,325**	$ -	$ 14,628	$ 14,628	$ -	$ 14,536	$ 14,53
U.S. Government sponsored agency securities	**6,713**	**91,956**	**98,669**	6,782	77,002	83,784	6,478	202,523	209,00
State and municipal	**503**	**415,773**	**416,276**	825	523,536	524,361	1,120	521,538	522,65
Corporate debt securities	**-**	**116,739**	**116,739**	25	119,894	119,919	25	165,982	166,00
Collateralized mortgage obligations	**-**	**1,122,996**	**1,122,996**	-	504,193	504,193	-	594,775	594,77
Mortgage-backed securities	**1,484**	**1,080,024**	**1,081,508**	2,004	1,141,351	1,143,355	2,662	1,452,188	1,454,85
Auction rate securities	**-**	**289,203**	**289,203**	-	195,900	195,900	-	-	
Total debt securities	**8,700**	**3,118,016**	**3,126,716**	9,636	2,576,504	2,586,140	10,285	2,951,542	2,961,82
Equity securities	**-**	**140,370**	**140,370**	-	138,701	138,701	-	191,725	191,725
Total	**$ 8,700**	**$3,258,386**	**$3,267,086**	$ 9,636	$2,715,205	$2,724,841	$ 10,285	$3,143,267	$3,153,552

Total investment securities increased $542.2 million, or 19.9%, to $3.3 billion at December 31, 2009. During 2009, the Corporation purchased investments with funds generated from the increase in deposits combined with the decrease in loans. In addition, the Corporation invested the funds received from the issuance of preferred stock to the United States Treasury Department in December 2008. Finally, increases in investments were also due to the purchase of $104.4 million of ARCs from customers during 2009.

The Corporation classified 99.7% of its investment portfolio as available for sale as of December 31, 2009 and, as such, these investments were recorded at their estimated fair values. The net unrealized gain on available for sale investment securities at December 31, 2009 was $25.6 million, compared to a net unrealized loss of $3.9 million as of December 31, 2008, as a result of the decrease in market interest rates on collateralized mortgage obligations and mortgage-backed securities in 2009.

Other Assets

Cash and due from banks decreased $46.7 million, or 14.1%. Because of the daily fluctuations that result in the normal course of business, cash is more appropriately analyzed in terms of average balances. On an average balance basis for the month of December, cash and due from banks increased $22.6 million, or 7.4%, from $306.1 million in 2008 to $328.7 million in 2009.

Other earning assets decreased $15.6 million, or 13.2%, primarily due to a $10.5 million, or 10.9%, decrease in loans held for sale. Premises and equipment increased $1.5 million, or 0.8%, to $204.2 million. The increase reflects additions primarily for the construction of new branch facilities, offset by depreciation and the sales of branch and office facilities during 2009. Goodwill and intangible assets decreased $5.3 million, or 0.9%, due to the amortization of intangible assets.

Other assets increased $127.2 million, or 33.3%, to $509.6 million. Prepaid FDIC assessments increased $66.0 million as assessments for 2010 through 2012 were paid in the fourth quarter of 2009. Also contributing to the increase in other assets were a $29.0 million increase in LIH investments and a $15.0 million increase in mortgage servicing rights as mortgage loans sold with servicing retained increased in 2009.

Deposits and Borrowings

Deposits increased $1.5 billion, or 14.7%, to $12.1 billion as of December 31, 2009. During 2009, total non-interest and interest bearing demand and savings deposits increased $1.3 billion, or 24.4%, and time deposits increased $215.7 million, or 4.2%. The increase in demand and savings accounts was in personal, business and, to a lesser degree, governmental accounts. The increase in personal accounts was primarily due to a reduction in consumer spending, in addition to the impact of decreased consumer confidence in equity and debt markets, both as a result of weak economic conditions. The increase in business and governmental accounts was due, in part, to businesses transferring funds from the Corporation's cash management products due to low interest rates. The increase in time deposits resulted from a $541.0 million, or 11.4%, increase in customer certificates of deposit, offset by a $325.3 million, or

95.0%, decrease in brokered certificates of deposit. The increase in customer certificates of deposit was due to active promotion in the beginning of 2009.

Short-term borrowings decreased $893.8 million, or 50.7%, primarily in Federal Funds purchased ($769.6 million decrease) and short-term customer funding ($121.7 million decrease). Federal funds purchased declined as a result of deposit growth, while short-term customer funding decreased as customers transferred funds from the cash management program to deposits due to the low interest rate environment. Long-term debt decreased $247.0 million, or 13.8%, as a result of the maturity of FHLB advances.

Other Liabilities

Other liabilities decreased $31.5 million, or 14.1%. The decrease was primarily attributable to a $21.0 million decrease in dividends payable to common shareholders, as the quarterly dividend rate was $0.15 per share in the fourth quarter of 2008 and $0.03 per share in the fourth quarter of 2009. Also contributing to the decrease was an $8.7 million reduction in financial guarantee liabilities related to commitments to purchase ARCs from customers, a $7.7 million decrease in amounts payable for security purchases executed prior to year-end, but not settled until after year-end and a $7.1 million decrease in accrued interest payable. These increases were partially offset by a $14.6 million increase in equity commitments payable on LIH investments.

Shareholders' Equity

Total shareholders' equity increased $76.8 million, or 4.1%, to $1.9 billion, or 11.6% of total assets as of December 31, 2009. The increase was due to $73.9 million of net income, a $29.0 million increase in net holding gains on investment securities, $7.4 million of stock issuances and a $5.6 million increase in unrecognized pension and postretirement plan costs, offset by $38.0 million of dividends on common and preferred shares outstanding.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the U.S. Treasury Department (UST) pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and warrants to purchase up to 5.5 million shares of common stock, par value $2.50 per share. As a condition under the CPP, without the consent of the UST, the Corporation's share repurchases are limited to purchases in connection with the administration of any employee benefit plan, including purchases to offset share dilution in connection with any such plans. This restriction is effective until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements.

The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. Dividends are payable quarterly on February 15th, May 15th, August 15th and November 15th. The Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The Corporation is also restricted in the amounts and types of compensation it may pay to certain executives as a result of its participation in the CPP. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The UST may transfer the preferred stock to a third-party at any time. The 5.5 million of common stock warrants issued to the UST have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $10.25 per share (subject to certain anti-dilution adjustments).

The $376.5 million of proceeds was allocated to the preferred stock and the warrants based on their relative fair values at issuance ($368.9 million was allocated to the preferred stock and $7.6 million to the warrants). The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million will be charged to retained earnings over the first five years of the contract as an adjustment to the dividend yield using the effective yield method. During 2009, total accretion of the difference between the preferred stock's initial value and its liquidation value was $1.3 million.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December

31, 2009, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note J, "Regulatory Matters", in the Notes to Consolidated Financial Statements.

The following table summarizes the Corporation's capital ratios in comparison to regulatory requirements at December 31:

	2009	2008	Regulatory Minimum for Capital Adequacy
Total Capital (to Risk Weighted Assets)	**14.7%**	14.3%	8.0%
Tier I Capital (to Risk Weighted Assets)	**11.9%**	11.5%	4.0%
Tier I Capital (to Average Assets)	**9.7%**	9.6%	3.0%
Tangible common equity to tangible assets (1)	**6.3%**	6.0%	
Tangible common equity to risk weighted assets (2)	**7.8%**	7.2%	

(1) Ending common shareholders' equity, excluding goodwill and intangible assets, divided by ending assets, excluding goodwill and intangible assets.
(2) Ending common shareholders' equity, excluding goodwill and intangible assets, divided by risk-weighted assets.

Pro-forma regulatory capital ratios, excluding the $376.5 million of preferred stock issued under the CPP, would be as follows at December 31:

	2009	2008	Regulatory Minimum for Capital Adequacy
Total Capital (to Risk Weighted Assets)	**11.8%**	11.4%	8.0%
Tier I Capital (to Risk Weighted Assets)	**9.0%**	8.6%	4.0%
Tier I Capital (to Average Assets)	**7.3%**	7.2%	3.0%

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases.

The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable as of December 31, 2009:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 6,784,050	$ -	$ -	$ -	$ 6,784,050
Time deposits (2)	4,030,551	1,089,996	153,779	39,538	5,313,864
Short-term borrowings (3)	868,940	-	-	-	868,940
Long-term debt (3)	468,851	195,921	11,990	864,011	1,540,773
Operating leases (4)	13,004	22,267	15,610	47,123	98,004
Purchase obligations (5)	18,057	22,156	2,611	-	42,824
Uncertain tax positions (6)	5,325	-	-	-	5,325

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits", in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt", in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases", in the Notes to Consolidated Financial Statements.
(5) Includes information technology, telecommunication and data processing outsourcing contracts. Variable obligations, such as those based on transaction volumes, are not included.
(6) Includes accrued interest. See additional information related to uncertain tax positions in Note K, "Income Taxes" in the Notes to Consolidated Financial Statements.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2009 (in thousands):

Commercial mortgage and construction	$ 329,159
Home equity	891,570
Commercial and other	3,258,817
Total commitments to extend credit	$ 4,479,546
Standby letters of credit	$ 551,064
Commercial letters of credit	37,662
Total letters of credit	$ 588,726

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Fair Value Measurements – The disclosure of fair value measurements is required by FASB ASC Topic 820, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities measured at fair value both on a recurring and nonrecurring basis into the above three levels. See Note P, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for the disclosures required by FASB ASC Topic 820.

The determination of fair value for assets and liabilities categorized as Level 3 items involves a great deal of subjectivity due to the use of unobservable inputs. In addition, determining when a market is no longer active and placing little or no reliance on distressed market prices requires the use of management's judgment. The need for greater management judgment in determining fair values for Level 3 assets and liabilities has further been heightened by the current challenging economic conditions, which have resulted in significant volatility in the fair values of certain investment securities.

The Corporation engages third-party valuation experts to assist in valuing most available-for-sale investment securities measured at fair value on a recurring basis which are classified as Level 2 or Level 3 items. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

Allowance for Credit Losses – The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for loan losses, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated fair value of underlying collateral and current economic conditions, among other considerations. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date, however, future changes to the allowance or reserve may be necessary based on changes in any of these factors.

The allowance for loan losses consists of two components – specific allowances allocated to individually impaired loans, as required by FASB ASC Section 310-10-35, and allowances calculated for pools of loans under FASB ASC Subtopic 450-20. Impaired loans represent loans for which the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.

The Corporation uses an internal risk rating process for its commercial loans, commercial mortgages and construction loans consisting of nine general classifications ranging from "excellent" to "loss". Internal credit ratings are reviewed in connection with the Corporation's ongoing allowance allocation process. Larger balance commercial loans, commercial mortgages and construction loans with risk ratings of "substandard" or lower are individually reviewed for impairment under FASB ASC Section 310-10-35. A loan with a "substandard" credit rating is inadequately protected by sound worth and paying capacity of the borrower or by the collateral pledged, if any. In addition, there exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt. Collection of principal may be collateral-intensive. A distinct possibility exists that some loss may be sustained if deficiencies are not corrected.

Loans that are determined to be impaired are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The fair value of collateral is generally based on appraisals, discounted to represent expected sale prices. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. In addition, a reserve for unfunded lending commitments is allocated for impaired loans with unused commitments to extend credit.

All loans not individually reviewed for impairment under FASB ASC Section 310-10-35 are evaluated under FASB ASC Subtopic 450-20. Loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on quantitative factors, such as recent loss history, and qualitative factors, such as economic conditions and trends. In general, these loans include residential mortgages and home equity loans, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables. Large balance commercial loans, commercial mortgages and construction loans with internal credit ratings of "satisfactory minus" or "special mention" are also evaluated under FASB ASC Subtopic 450-20. Since these loans have somewhat higher risk characteristics compared to other loans evaluated under FASB ASC Subtopic 450-20, they are segregated into separate pools for evaluation purposes. Loans rated "special mention" represent potentially weak loans or assets presenting an unwarranted credit risk, but less risky than substandard assets. Loans rated "satisfactory minus" generally involve borrowers that may lack experience, depth or credit history. Borrowers may display marginal financial condition and financial trends that are unestablished or may be negative, however, the Corporation has an optimistic view of their future collectibility.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Prior to 2009, loans reviewed for impairment under FASB ASC Section 310-10-35 also included large balance commercial loans and commercial mortgages that were rated "satisfactory minus" or "special mention". In 2009, the Corporation revised its allocation methodology to evaluate loans with these internal risk ratings under FASB ASC Subtopic 450-20, as documented above. The methodology was changed to more properly align internal risk ratings with the likelihood of impairment.

This change in allocation methodology did not result in a change in the Corporation's overall allowance for credit losses balance, or in a change to the unallocated allowance, but rather resulted in a re-categorization of the allowance for loan losses from the allowance allocated to impaired loans under FASB ASC Section 310-10-35 to the allowance allocated to loans evaluated under FASB ASC Subtopic 450-20. This change in methodology did result in a significant decrease in the reserve for unfunded lending commitments, which is based solely on unfunded commitments related to impaired loans. Such loans included "satisfactory minus" and "special mention" loans in years prior to 2009. As of December 31, 2009, the reserve for unfunded lending commitments was $855,000, as compared to $6.2 million as of December 31, 2008.

Lease financing receivables include both open and closed end leases for the purchase of vehicles and equipment. Residual values are set at the inception of the lease and are reviewed periodically for impairment. If the impairment is considered to be other-than-temporary, the resulting reduction in the net investment in the lease is recognized as a loss in the period when impairment occurs.

Business Combinations and Intangible Assets – The Corporation accounts for all business acquisitions using the purchase method of accounting. Purchase accounting requires the purchase price to be allocated to the estimated fair values of the assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

Goodwill is not amortized to expense, but is evaluated at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. In 2008, the Corporation recorded a $90.0 million goodwill impairment charge due to one of its defined reporting units failing the annual impairment test and based on the additional valuation procedures performed. The Corporation determined that no impairment write-offs were necessary in 2009. For additional details related to the Corporation's 2009 goodwill impairment test, see Note F, "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements.

Reporting unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is required. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unauthorized competition, the loss of key employees, or similar events.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of operations.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered from future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $7.9 million as of December 31, 2009 for certain state net operating losses that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position.

See also Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140" (Statement 166). Statement 166, or ASC Update 2009-16, amends the accounting for transfers of financial assets. Among its amendments to FASB Statement 140, it eliminates the concept of qualifying special-purpose entities, requires additional criteria to be met in order for the transfer of portions of financial assets to qualify for sale treatment, and expands the legal isolation criteria. Statement 166 is effective for a reporting entity's first annual reporting period that begins after November 15, 2009, or January 1, 2010 for the Corporation. The adoption of Statement 166 will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)" (Statement 167). Statement 167 amends the criteria for determining the primary beneficiary of, and the entity required to consolidate, a variable interest entity. Statement 167, or ASC Update 2009-17, is effective for a reporting entity's first annual reporting period that begins after November 15, 2009, or January 1, 2010 for the Corporation. The adoption of Statement 167 will not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASC Update No. 2010-06, "Improving Disclosures About Fair Value Measurements" (ASC Update 2010-06). ASC Update 2010-06 requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. ASC Update 2010-06 also clarifies that companies should disclose fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the balance sheet, if necessary. In addition, ASC Update 2010-06 provides additional clarification related to disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by ASC Update No. 2010-06 are effective for fiscal years beginning after December 15, 2009, and for interim periods within those fiscal years, or March 31, 2010 for the Corporation. ASC Update 2010-06 also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of ASC Update 2010-06 is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, or March 31, 2011 for the Corporation. The adoption of ASC Update 2010-06 is not expected to materially impact the Corporation's fair value measurement disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity market price risk, debt security market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. As of December 31, 2009, the Corporation's equity investments consisted of FHLB and Federal Reserve Bank stock ($99.1 million), common stocks of publicly traded financial institutions ($32.3 million), and money market mutual funds and other equity investments ($9.0 million). The equity investments most susceptible to equity market price risk are the financial institutions stocks, which had an adjusted cost basis of $34.5 million and a fair value of $32.3 million as of December 31, 2009. Gross unrealized gains and gross unrealized losses in this portfolio were approximately $2.7 million and $4.9 million as of December 31, 2009, respectively.

The Corporation has evaluated whether any unrealized losses on individual equity investments constituted other-than-temporary impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $3.8 million in 2009, $43.1 million in 2008, and $117,000 in 2007 for financial institutions stocks which were deemed to exhibit other-than-temporary impairment in value. In 2009, the Corporation also recorded a $106,000 other-than-temporary impairment charge for a mutual fund investment. In 2008, the Corporation recorded other-than-temporary impairment charges of $1.2 million and $357,000 for a mutual fund investment and other government agency-sponsored stocks, respectively. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities", in the Notes to Consolidated Financial Statements.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the issuers. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. Future cash flows from these investments are not provided in the table on page 48 as such investments do not have maturity dates.

Another source of equity market price risk is the Corporation's investment in FHLB stock, which the Corporation is required to own in order to borrow funds from the FHLB. FHLBs obtain funding primarily through the issuance of consolidated obligations of the Federal Home Loan Bank system. The U.S. government does not guarantee these obligations, and each of the FHLB banks is, generally, jointly and severally liable for repayment of each other's debt. The FHLB system has experienced financial stress, and some of the regional banks within the FHLB system have suspended or reduced their dividends, or eliminated the ability of members to redeem capital stock. The Corporation's FHLB stock and its ability to obtain FHLB funds could be adversely impacted if the financial health of the FHLB system worsens.

In addition to its equity portfolio, the Corporation's investment management and trust services revenue is impacted by fluctuations in the securities markets. A portion of the Corporation's trust and brokerage revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue would be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in equity markets.

Debt Security Price Risk

Debt security market price risk is the risk that changes in the values of debt securities could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt securities consist primarily of mortgage-backed securities and collateralized mortgage obligations whose principal payments are guaranteed by U.S. government sponsored agencies, state and municipal securities, U.S. government sponsored and U.S. government debt securities, auction rate certificates and corporate debt securities. The Corporation's investments in auction rate certificates and corporate debt securities have significant debt security price risk.

Auction rate certificates

As of December 31, 2009, the Corporation's investments in student loan auction rate securities, also known as auction rate certificates (ARCs), had a cost basis of $292.1 million and a fair value of $289.2 million, or 1.7% of total assets.

ARCs are long-term securities structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning in 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that represent forced liquidations or distressed sales and do not provide an accurate basis for fair value. Therefore, as of December 31, 2009, the fair value of the ARCs held by the Corporation were derived using significant unobservable inputs based on an expected cash flow model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The expected cash flow model produced fair values which assumed a return to market liquidity sometime within the next three years.

The credit quality of the underlying debt associated with the ARCs is also a factor in the determination of their estimated fair value. As of December 31, 2009, approximately $250 million, or 86%, of the ARCs held by the Corporation were rated above investment grade, with approximately $187 million, or 65%, AAA rated by at least one ratings agency. Approximately $40 million, or 14%, of ARCs were rated below investment grade by at least one ratings agency. Of this amount, approximately $22 million, or 57%, of the student loans underlying the ARCs have principal payments which are guaranteed by the Federal government. In total, approximately $257 million, or 89%, of the student loans underlying the ARCs have principal payments which are guaranteed by the Federal government. At December 31, 2009, all ARCs held by the Corporation were current and making schedule interest payments. Therefore the risk of changes in the estimated fair values of ARCs due to deterioration in the credit quality of their underlying debt is not significant.

Corporate Debt Securities

The Corporation holds corporate debt securities in the form of pooled trust preferred securities, single-issuer trust preferred securities and subordinated debt issued by financial institutions, as presented in the following table:

	December 31, 2009	
	Amortized cost	Estimated fair value
	(in thousands)	
Single-issuer trust preferred securities	$ 95,481	$ 75,811
Subordinated debt	34,886	32,722
Pooled trust preferred securities	20,435	4,979
Total corporate debt securities issued by financial institutions	$ 150,802	$ 113,512

Historically, the Corporation determined the fair value of these securities based on prices received from third-party brokers and pricing agencies who determined fair values using both quoted prices for similar assets, when available, and model-based valuation techniques that derived fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates.

The fair values for pooled trust preferred securities and certain single-issuer trust preferred securities were based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers.

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $19.7 million as of December 31, 2009. The Corporation held 13 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $38.1 million and an estimated fair value of $31.2 million as of December 31, 2009. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Baa. Single-issuer trust preferred securities with an amortized cost of $10.2 million and an estimated fair value of $7.0 million as of December 31, 2009, were not rated by any ratings agency and, due to inactive or limited trading activity, were classified as Level 3 assets under FASB ASC Topic 820.

In April 2009, the FASB issued Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments" (FSP FAS 115-2). FSP FAS 115-2, codified within FASB ASC Subtopic 320-10, amends other-than-temporary impairment guidance for debt securities and expands disclosure requirements for other-than-temporarily impaired debt and equity securities.

In 2009, the Corporation recorded $9.5 million of other-than-temporary impairment charges related to investments in pooled trust preferred securities issued by financial institutions. These other-than-temporary impairment charges were based on the credit losses, as determined through present value modeling of expected cash flows. In addition, in 2009, the Corporation recorded $5.2 million ($3.4 million, net of tax) of non-credit related write-downs to fair value as a component of other comprehensive loss.

During 2008, the Corporation recorded other-than-temporary impairment charges for pooled trust preferred securities totaling $15.8 million. Upon adoption of FSP FAS 115-2, the Corporation determined that $9.7 million of those other-than-temporary impairment charges were non-credit related. As such, a $6.3 million (net of $3.4 million of taxes) increase to retained earnings and a corresponding decrease to accumulated other comprehensive income was recorded as the cumulative effect of adopting FSP FAS 115-2 as of January 1, 2009. Because previously recognized other-than-temporary impairment charges were reversed through equity rather than earnings, $8.7 million of the $9.5 million other-than-temporary impairment charges for certain pooled trust preferred securities recorded during 2009 were also presented as other-than-temporary impairment charges on the Corporation's statements of operations for the year ended December 31, 2008.

As noted above, the Corporation has recorded significant other-than-temporary impairment charges related to its investments in pooled trust preferred securities issued by financial institutions in 2009 and 2008. As of December 31, 2009, the Corporation held ten pooled trust preferred securities. Nine of these securities, with an amortized cost of $19.5 million and an estimated fair value of $4.4 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Caa. For each of the nine pooled trust preferred securities held by the Corporation, the class of securities held is below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of credit related other-than-temporary impairment charges, determined using an expected cash flows analysis. The most significant input to the expected cash flows model was the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprises each pooled trust preferred security to estimate its expected deferral rate. The actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 26% as of December 31, 2009. The expected weighted average deferral rate assumed in the discounted cash flow modeling for pooled trust preferred securities held by the Corporation as of December 31, 2009 was approximately 13%.

Additional impairment charges for corporate debt securities issued by financial institutions may be necessary in the future depending upon the performance of the individual investments held by the Corporation.

See Note C, "Investment Securities", in the Notes to Consolidated Financial Statements for further discussion related to the Corporation's other-than-temporary impairment evaluations for debt securities and see Note P, "Fair Value Measurements", in the Notes to Consolidated Financial Statements for further discussion related to the fair values of debt securities.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a periodic basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term and long-term needs.

The consolidated statements of cash flows provide details related to the Corporation's sources and uses of cash. The Corporation generated $182.6 million in cash from operating activities during 2009, mainly due to net income, as adjusted for non-cash charges such as the provision for loan losses. Investing activities resulted in a net cash outflow of $582.9 million in 2009 due to the purchase of investment securities exceeding the proceeds from sales and maturities of investments. Financing activities resulted in net cash proceeds of $353.7 million in 2009, primarily due to increases in deposits exceeding net repayments of short and long-term borrowings and dividends on common and preferred stock.

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings, if necessary. Management regularly monitors the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to remain well capitalized and to meet its cash needs.

As of December 31, 2009, liquid assets (defined as cash and due from banks, short-term investments, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.6 billion, or 21.8% of total assets, as compared to $3.1 billion, or 19.4% of total assets, as of December 31, 2008.

The following tables present the expected maturities of investment securities as of December 31, 2009 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government sponsored agency securities	$ -	-%	$ 6,713	0.50%	$ -	-%	$ -	-%
State and municipal (1)	157	4.88	346	5.41	-	-	-	-
Total	$ 157	4.88%	$ 7,059	0.74%	$ -	-	$ -	-
Mortgage-backed securities (2)	$ 1,484	5.67%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 1,325	0.05%	$ -	-%	$ -	-%	$ -	-%
U.S. Government sponsored agency securities (3)	9,043	4.36	66,808	3.09	15,863	4.88	242	2.73
State and municipal (1)	50,016	4.66	171,613	5.10	38,788	5.95	155,356	6.68
Auction rate securities (4)	-	-	-	-	208	0.70	288,995	1.69
Corporate debt securities	650	4.18	2,657	6.51	32,723	4.88	80,709	5.15
Total	$ 61,034	4.51%	$241,078	4.55%	$ 87,582	5.33%	$525,302	3.76%
Collateralized mortgage obligations (2)	$1,122,996	4.03%						
Mortgage-backed securities (2)	$1,080,024	4.67%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully taxable-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

(4) Maturities of auction rate securities are based on contractual maturities. See Note O, " Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional disclosures related to auction rate securities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types subject to changes in interest rates as of December 31, 2009:

	One Year or Less	One Through Five Years	More Than Five Years	Total
		(in thousands)		
Commercial, financial and agricultural:				
Adjustable and floating rate	$ 607,071	$ 1,750,288	$ 357,599	$ 2,714,958
Fixed rate	259,813	571,959	152,468	984,240
Total	$ 866,884	$ 2,322,247	$ 510,067	$ 3,699,198
Real-estate – mortgage (1):				
Adjustable and floating rate	$ 1,156,821	$ 2,463,450	$ 1,594,032	$ 5,214,303
Fixed rate	353,620	866,074	424,304	1,643,998
Total	$ 1,510,441	$ 3,329,524	$ 2,018,336	$ 6,858,301
Real-estate – construction:				
Adjustable and floating rate	$ 472,259	$ 228,009	$ 32,215	$ 732,483
Fixed rate	79,945	127,962	37,877	245,784
Total	$ 552,204	$ 355,971	$ 70,092	$ 978,267

(1) Includes commercial mortgages, residential mortgages and home equity loans.

Contractual maturities of time deposits of $100,000 or more outstanding as of December 31, 2009 are as follows (in thousands):

Three months or less	$ 605,901
Over three through six months	493,468
Over six through twelve months	586,811
Over twelve months	411,956
Total	$ 2,098,136

The Corporation maintains liquidity sources in the form of "core" demand and savings deposits, time deposits in various denominations, including jumbo and brokered time deposits, repurchase agreements and short-term promissory notes.

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2009, the Corporation had $1.2 billion of term advances outstanding from the FHLB with an additional $1.8 billion borrowing capacity under these facilities. This availability, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2009, the Corporation had $1.6 billion of collateralized borrowing availability at the Discount Window and term auction facility and no outstanding borrowings.

The following table provides information about the Corporation's interest rate sensitive financial instruments. The table presents expected cash flows and weighted average rates for each significant interest rate sensitive financial instrument, by expected maturity period (dollars in thousands).

	Expected Maturity Period							Estimated
	2010	2011	2012	2013	2014	Beyond	Total	Fair Value
Fixed rate loans (1)	$ 1,085,324	$ 524,400	$ 397,278	$ 352,657	$ 266,527	$ 627,962	$ 3,254,148	$3,292,266
Average rate	4.80%	6.52%	6.52%	6.35%	6.46%	6.08%	5.84%	
Floating rate loans (1) (2)	2,245,732	1,133,907	880,382	772,785	1,688,330	1,983,386	8,704,522	8,666,090
Average rate	4.89%	5.11%	5.14%	4.97%	4.44%	5.63%	5.03%	
Fixed rate investments (3)	631,601	471,460	391,230	263,937	204,108	759,231	2,721,567	2,776,257
Average rate	4.41%	4.66%	4.66%	4.73%	4.49%	4.26%	4.49%	
Floating rate investments (3)	-	500	292,145	108	-	85,586	378,339	351,405
Average rate	-	4.13%	3.12%	1.19%	-	2.85%	3.06%	
Other interest-earning assets	101,975	-	-	-	-	-	101,975	101,975
Average rate	5.39%	-	-	-	-	-	5.39%	
Total	$ 4,064,632	$ 2,130,267	$ 1,961,035	$1,389,487	$2,158,965	$ 3,456,165	$ 15,160,551	$15,187,993
Average rate	4.80%	5.36%	5.02%	5.27%	4.69%	5.34%	5.06%	
Fixed rate deposits (4)	$ 4,025,959	$ 731,988	$ 354,715	$ 110,095	$ 43,684	$ 10,482	$ 5,276,923	$5,312,316
Average rate	1.97%	2.59%	3.41%	3.56%	2.94%	3.37%	2.19%	
Floating rate deposits (5)	2,297,328	202,375	199,800	188,533	154,914	1,765,204	4,808,154	4,808,134
Average rate	0.76%	0.60%	0.60%	0.56%	0.44%	0.40%	0.60%	
Fixed rate borrowings (6)	472,622	94,823	102,794	5,835	5,747	838,648	1,520,469	1,469,332
Average rate	4.84%	3.60%	4.01%	2.89%	5.52%	4.96%	4.77%	
Floating rate borrowings (7)	869,244	-	-	-	-	20,000	889,244	873,690
Average rate	0.21%	-	-	-	-	2.62%	0.26%	
Total	$ 7,665,153	$ 1,029,186	$ 657,309	$ 304,463	$ 204,345	$ 2,634,334	$ 12,494,790	$12,463,472
Average rate	1.58%	2.29%	2.65%	1.69%	1.12%	1.88%	1.76%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments. Excludes overdraft deposit balances.
(2) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.
(3) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities and collateralized mortgage obligations and expected calls on agency and municipal securities.
(4) Amounts are based on contractual maturities of time deposits.
(5) Estimated based on history of deposit flows.
(6) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls. Amounts also include junior subordinated deferrable interest debentures.
(7) Amounts include Federal funds purchased, short-term promissory notes and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest income impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flows. Fair market value adjustments related to acquisitions are not included in the preceding table.

Included within the $8.7 billion of floating rate loans above are $3.6 billion of loans, or 41.1% of the total, that float with the prime interest rate, $1.2 billion, or 13.6%, of loans which float with other interest rates, primarily the London Interbank Offering Rate (LIBOR), and $3.9 billion, or 45.3%, of adjustable rate loans. The $3.9 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates.

The following table presents the percentage of adjustable rate loans, stratified by their remaining fixed term at December 31, 2009:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	17.4%
Two years	1.5
Three years	1.7
Four years	1.8
Five years	59.8
Greater than five years	17.8

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of interest rate risk in the Corporation, level of risk as time evolves, and exposure to changes in interest rate relationships.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations includes the effect of expected cash flows. Expected prepayment effects are applied to these balances based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.15. As of December 31, 2009, the cumulative six-month ratio of RSA/RSL was 1.07.

Simulation of net interest income and net income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for a 100 basis point shock in interest rates, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock' is an immediate upward or downward movement of interest rates across the yield curve. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet nor do they account for competitive pricing over the forward 12-month period. The following table summarizes the expected impact of interest rate shocks on net interest income (due to the current level of interest rates, the 200 and 300 basis point downward shock scenarios are not shown):

Rate Shock	Annual change in net interest income	% Change
+300 bp	+ $58.2 million	+ 10.0%
+200 bp	+ $37.1 million	+ 6.4%
+100 bp	+ $12.3 million	+ 2.1%
-100 bp (1)	- $6.1 million	- 1.0%

(1) Because certain current short-term interest rates are at or below 1.00%, the 100 basis point downward shock assumes that corresponding short-term interest rates approach an implied floor that, in effect, reflects a decrease of less than the full 100 basis point downward shock.

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point shock movement in interest rates. As of December 31, 2009, the Corporation was within economic value of equity policy limits for every 100 basis point shock movement in interest rates.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31	
Assets	**2009**	2008
Cash and due from banks	**$ 284,508**	$ 331,164
Interest-bearing deposits with other banks	**16,591**	16,791
Federal funds sold	**-**	4,919
Loans held for sale	**85,384**	95,840
Investment securities:		
Held to maturity (estimated fair value of $8,797 in 2009 and $9,765 in 2008)	**8,700**	9,636
Available for sale	**3,258,386**	2,715,205
Loans, net of unearned income	**11,972,424**	12,042,620
Less: Allowance for loan losses	**(256,698)**	(173,946)
Net Loans	**11,715,726**	11,868,674
Premises and equipment	**204,203**	202,657
Accrued interest receivable	**58,515**	58,566
Goodwill	**534,862**	534,385
Intangible assets	**17,701**	23,448
Other assets	**451,059**	323,821
Total Assets	**$ 16,635,635**	$ 16,185,106
Liabilities		
Deposits:		
Noninterest-bearing	**$ 2,012,837**	$ 1,653,440
Interest-bearing	**10,085,077**	8,898,476
Total Deposits	**12,097,914**	10,551,916
Short-term borrowings:		
Federal funds purchased	**378,067**	1,147,673
Other short-term borrowings	**490,873**	615,097
Total Short-Term Borrowings	**868,940**	1,762,770
Accrued interest payable	**46,596**	53,678
Other liabilities	**144,930**	169,298
Federal Home Loan Bank advances and long-term debt	**1,540,773**	1,787,797
Total Liabilities	**14,699,153**	14,325,459
Shareholders' Equity		
Preferred stock, $1,000 par value, 376,500 shares authorized and outstanding	**370,290**	368,944
Common stock, $2.50 par value, 600 million shares authorized, 193.0 million shares issued in 2009 and 192.4 million shares issued in 2008	**482,491**	480,978
Additional paid-in capital	**1,257,730**	1,260,947
Retained earnings	**71,999**	31,075
Accumulated other comprehensive income (loss):		
Unrealized gains (losses) on investment securities not other-than-temporarily impaired	**24,975**	(2,541)
Unrealized non-credit related losses on other-than-temporarily impaired debt securities	**(8,349)**	-
Unrecognized pension and postretirement plan costs	**(5,942)**	(12,005)
Unamortized effective portions of losses on forward-starting interest rate swaps	**(3,226)**	(3,361)
Accumulated other comprehensive income (loss)	**7,458**	(17,907)
Treasury stock (16.6 million shares in 2009 and 17.3 million shares in 2008), at cost	**(253,486)**	(264,390)
Total Shareholders' Equity	**1,936,482**	1,859,647
Total Liabilities and Shareholders' Equity	**$ 16,635,635**	$ 16,185,106

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per-share data)

Interest Income	**2009**	2008	2007
Loans, including fees	$ **649,089**	$ 727,124	$ 801,175
Investment securities:			
Taxable	**112,945**	110,220	99,621
Tax-exempt	**16,368**	18,137	17,423
Dividends	**2,479**	5,726	8,227
Loans held for sale	**5,390**	5,701	11,501
Other interest income	**196**	586	1,630
Total Interest Income	**786,467**	867,494	939,577
Interest Expense			
Deposits	**180,826**	212,114	294,395
Short-term borrowings	**3,777**	50,091	73,983
Long-term debt	**80,910**	81,141	82,455
Total Interest Expense	**265,513**	343,346	450,833
Net Interest Income	**520,954**	524,148	488,744
Provision for Loan Losses	**190,020**	119,626	15,063
Net Interest Income After Provision for Loan Losses	**330,934**	404,522	473,681
Other Income			
Service charges on deposit accounts	**60,450**	61,640	46,500
Other service charges and fees	**37,321**	36,247	32,151
Investment management and trust services	**32,076**	32,734	38,665
Gain on sale of credit card portfolio	**-**	13,910	-
Gains on sales of mortgage loans	**22,644**	10,332	14,294
Other	**19,186**	14,434	14,674
Investment securities gains (losses), net:			
Other-than-temporary impairment losses	**(17,768)**	(65,336)	(324)
Less: Portion of loss recognized in other comprehensive income (before taxes)	**4,367**	-	-
Net other-than-temporary impairment losses	**(13,401)**	(65,336)	(324)
Net gains on sales of investment securities	**14,480**	7,095	2,064
Investment securities gains (losses), net	**1,079**	(58,241)	1,740
Total Other Income	**172,756**	111,056	148,024
Other Expenses			
Salaries and employee benefits	**218,812**	213,557	217,526
Net occupancy expense	**42,040**	42,239	39,965
FDIC insurance expense	**26,579**	4,562	1,808
Equipment expense	**12,820**	13,332	13,892
Data processing	**11,328**	12,813	12,755
Professional fees	**9,099**	7,618	7,277
Marketing	**8,915**	13,267	11,334
Telecommunications	**8,608**	8,172	8,094
Operating risk loss	**7,550**	24,308	27,229
Intangible amortization	**5,747**	7,162	8,334
Goodwill impairment	**-**	90,000	-
Other	**62,860**	59,595	57,241
Total Other Expenses	**414,358**	496,625	405,455
Income Before Income Taxes	**89,332**	18,953	216,250
Income taxes	**15,408**	24,570	63,532
Net Income (Loss)	**73,924**	(5,617)	152,718
Preferred stock dividends and discount accretion	**(20,169)**	(463)	-
Net Income (Loss) Available to Common Shareholders	$ **53,755**	$ (6,080)	$ 152,718

Per Common Share:			
Net Income (Loss) (Basic)	$ **0.31**	$ (0.03)	$ 0.88
Net Income (Loss) (Diluted)	**0.31**	(0.03)	0.88
Cash Dividends	**0.120**	0.600	0.598

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
				(in thousands)				
Balance at December 31, 2006	$ -	173,648	$ 476,987	$ 1,246,823	$ 92,592	$ (39,091)	$ (261,001)	$ 1,516,310
Cumulative effect of initial recognition of unrecognized tax positions					220			220
Comprehensive Income (Loss):								
Net Income					152,718			152,718
Other comprehensive income						17,318		17,318
Total comprehensive income								170,036
Stock issued, including related tax benefits		1,029	2,572	4,907				7,479
Stock-based compensation awards				2,639				2,639
Acquisition of treasury stock		(1,174)					(18,227)	(18,227)
Common stock cash dividends - $0.598 per share					(103,537)			(103,537)
Balance at December 31, 2007	$ -	173,503	$ 479,559	$ 1,254,369	$ 141,993	$ (21,773)	$ (279,228)	$ 1,574,920
Impact of pension plan measurement date change (net of $23,000 tax effect)					43			43
Cumulative effect of initial recognition of split-dollar life insurance liability					(677)			(677)
Comprehensive Income (Loss):								
Net Loss					(5,617)			(5,617)
Other comprehensive income						3,866		3,866
Total comprehensive loss								(1,751)
Preferred stock and common stock warrants issued	368,900			7,600				376,500
Stock issued, including related tax benefits		1,541	1,419	(3,080)			14,838	13,177
Stock-based compensation awards				2,058				2,058
Preferred stock discount accretion	44				(44)			-
Common stock cash dividends - $0.600 per share					(104,623)			(104,623)
Balance at December 31, 2008	**$ 368,944**	**175,044**	**$ 480,978**	**$ 1,260,947**	**$ 31,075**	**$ (17,907)**	**$ (264,390)**	**$ 1,859,647**
Cumulative effect of FSP FAS 115-2 and FAS 124-2 adoption (net of $3.4 million tax effect)					**6,298**	**(6,298)**		**-**
Comprehensive Income (Loss):								
Net Income					**73,924**			**73,924**
Other comprehensive income						**31,663**		**31,663**
Total comprehensive income								**105,587**
Stock issued, including related tax benefits		**1,320**	**1,513**	**(4,998)**			**10,904**	**7,419**
Stock-based compensation awards				**1,781**				**1,781**
Preferred stock discount accretion	**1,346**				**(1,346)**			**-**
Preferred stock cash dividends					**(16,836)**			**(16,836)**
Common stock cash dividends - $0.120 per share					**(21,116)**			**(21,116)**
Balance at December 31, 2009	**$ 370,290**	**176,364**	**$ 482,491**	**$ 1,257,730**	**$ 71,999**	**$ 7,458**	**$ (253,486)**	**$ 1,936,482**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ **73,924**	$ (5,617)	$ 152,718
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	**190,020**	119,626	15,063
Depreciation and amortization of premises and equipment	**20,601**	19,693	19,711
Net amortization of investment security premiums	**1,706**	290	2,111
Deferred income tax benefit	**(20,432)**	(52,483)	(13,646)
Investment securities (gains) losses	**(1,079)**	58,241	(1,740)
Gains on sales of mortgage loans	**(22,644)**	(10,332)	(14,294)
Proceeds from sales of mortgage loans held for sale	**2,142,591**	658,437	1,283,176
Originations of mortgage loans held for sale	**(2,109,491)**	(655,459)	(1,164,101)
Amortization of intangible assets	**5,747**	7,162	8,334
Stock-based compensation	**1,781**	2,058	2,639
Excess tax benefits from stock based compensation	**-**	-	(111)
Decrease (increase) in accrued interest receivable	**51**	14,869	(1,610)
Gain on sale of credit card portfolio	**-**	(13,910)	-
Goodwill impairment	**-**	90,000	-
Intangible assets impairment	**-**	-	1,069
Increase in prepaid FDIC insurance assessments	**(65,967)**	-	-
(Increase) decrease in other assets	**(17,810)**	(3,825)	16,315
(Decrease) increase in accrued interest payable	**(7,082)**	(15,560)	7,846
Decrease in other liabilities	**(9,334)**	(18,444)	(8,789)
Total adjustments	**108,658**	200,363	151,973
Net cash provided by operating activities	**182,582**	194,746	304,691
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**689,432**	740,353	365,559
Proceeds from maturities of securities held to maturity	**4,231**	6,644	3,191
Proceeds from maturities of securities available for sale	**789,301**	631,324	490,252
Proceeds from sale of credit card portfolio	**-**	100,516	-
Purchase of securities held to maturity	**(3,528)**	(6,038)	(2,287)
Purchase of securities available for sale	**(2,002,888)**	(983,713)	(1,111,203)
Decrease (increase) in short-term investments	**5,119**	(557)	7,035
Net increase in loans	**(42,408)**	(961,002)	(809,562)
Net purchases of premises and equipment	**(22,147)**	(29,054)	(21,606)
Net cash used in investing activities	**(582,888)**	(501,527)	(1,078,621)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand and savings deposits	**1,330,250**	(115,100)	(233,523)
Net increase in time deposits	**215,748**	561,571	106,499
Additions to long-term debt	**-**	344,690	1,463,633
Repayments of long-term debt	**(247,024)**	(199,026)	(1,125,648)
(Decrease) increase in short-term borrowings	**(893,830)**	(621,174)	703,104
Dividends paid	**(58,913)**	(103,976)	(103,122)
Net proceeds from issuance of preferred stock and common stock warrants	**-**	376,500	-
Net proceeds from issuance of common stock	**7,419**	13,177	7,368
Excess tax benefits from stock based compensation	**-**	-	111
Acquisition of treasury stock	**-**	-	(18,227)
Net cash provided by financing activities	**353,650**	256,662	800,195
Net (Decrease) Increase in Cash and Due From Banks	**(46,656)**	(50,119)	26,265
Cash and Due From Banks at Beginning of Year	**331,164**	381,283	355,018
Cash and Due From Banks at End of Year	$ **284,508**	$ 331,164	$ 381,283
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	$ **272,595**	$ 358,906	$ 442,987
Income taxes	**22,599**	80,327	65,053

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its eight wholly owned banking subsidiaries: Fulton Bank, N.A., Swineford National Bank, Lafayette Ambassador Bank, FNB Bank N.A., Delaware National Bank, The Bank, The Columbia Bank and Skylands Community Bank. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Reinsurance Company, LTD, Fulton Financial Realty Company, Central Pennsylvania Financial Corp., FFC Management, Inc., FFC Penn Square, Inc. and Fulton Insurance Services Group, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

During 2009 and 2008, the Corporation completed the consolidation of certain wholly owned banking subsidiaries. In 2009, the former Peoples Bank of Elkton subsidiary and the former Hagerstown Trust Company subsidiary consolidated with The Columbia Bank. In March 2008, the former Resource Bank subsidiary consolidated with Fulton Bank, N.A.

In October 2009, the Corporation's investment management and trust services subsidiary, Fulton Financial Advisors, N.A., became an operating subsidiary of Fulton Bank. Concurrently with this transaction, Fulton Bank converted its Pennsylvania state charter to a national charter, thereby becoming Fulton Bank, N.A.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for loan losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well being of these markets, and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Corporation evaluates subsequent events through the date of filing with the Securities and Exchange Commission (SEC).

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (Statement 168). Statement 168 established the Accounting Standards Codification (FASB ASC) as the source of authoritative U.S. GAAP for all nongovernmental entities, excluding SEC rules and interpretative releases, which are also authoritative U.S. GAAP for SEC registrants, such as the Corporation. References to specific U.S. GAAP provisions included in the accompanying report cite FASB ASC references where applicable.

Fair Value Measurements: FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities required to be measured at fair value on both a recurring and nonrecurring basis into the above three levels.

In April 2009, the FASB issued Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", codified as FASB ASC Sections 820-10-35 and 50, which provides additional guidance for estimating fair value in accordance with FASB ASC Topic 820 when the volume and level of activity for an asset or liability have declined significantly and includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this staff position, effective March 31, 2009, did not impact the Corporation's consolidated financial statements.

In August 2009, the FASB issued ASC Update No. 2009-05, "Measuring Liabilities at Fair Value" (ASC Update 2009-05). ASC Update 2009-05 amends ASC Topic 820 by allowing companies to determine the fair value of liabilities using the perspective of an investor that holds the related obligation as an asset as opposed to measuring liabilities based on the price that would be paid to transfer a liability to a new obligor. The adoption of ASC Update 2009-05, effective September 30, 2009, did not impact the Corporation.

See Note P, "Fair Value Measurements" for additional details.

Fair Value Option: FASB ASC Subtopic 825-10 permits entities to measure many financial instruments and certain other items at fair value and requires certain disclosures for amounts for which the fair value option is applied.

The Corporation elected to record mortgage loans held for sale originated after September 30, 2008 at fair value. Prior to October 1, 2008, mortgage loans held for sale were reported at the lower of aggregate cost or market. The Corporation elected to measure mortgage loans held for sale at fair value to more accurately reflect the performance of its entire mortgage banking activities in its consolidated financial statements. Derivative financial instruments related to these activities are also recorded at fair value, as detailed under the heading "Derivative Financial Instruments" below. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair value during the period are recorded as components of gains on sales of mortgage loans on the consolidated statements of operation. Interest income earned on mortgage loans held for sale is classified within interest income on the consolidated statements of operations.

The following table presents a summary of the Corporation's fair value elections and their impact on the Corporation's consolidated financial statements as of and for the years ended December 31, 2009 and 2008:

	Cost – Asset (Liability)	Fair Value –Asset (Liability)	Balance Sheet Classification	Fair Value Adjustment Gain (Loss)	Statements of Operations Classification
			(in thousands)		
December 31, 2009:					
Mortgage loans held for sale (1).	$ 78,819	$ 79,577	Loans held for sale	$ 758	Gains on sales of mortgage loans
December 31, 2008:					
Mortgage loans held for sale (1).	$ 64,787	$ 66,567	Loans held for sale	$ 1,780	Gains on sales of mortgage loans
Hedged certificates of deposit.....	(7,458)	(7,517)	Interest-bearing deposits	(59)	Other expense
	$ 57,329	$ 59,050		$ 1,721	

(1) Cost basis of mortgage loans held for sale represents the unpaid principal balance.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis.

Securities are evaluated periodically to determine whether declines in value are other-than-temporary. Declines in value that are determined to be other-than-temporary are recorded as losses on the consolidated statements of operations.

In April 2009, the FASB issued Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments" (FSP FAS 115-2). FSP FAS 115-2, codified within FASB ASC Subtopic 320-10, amends other-than-temporary impairment guidance for debt securities and expands disclosure requirements for other-than-temporarily impaired debt and equity securities. FSP FAS 115-2 requires companies to record other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, FSP FAS 115-2 requires companies to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or the requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's expected cash flows and its amortized cost basis. Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as a company has no intent or expected requirement to sell an impaired security before a recovery of amortized cost basis. Finally, FSP FAS 115-2 requires companies to record all previously recorded non-credit related other-than-temporary impairment charges for debt securities as cumulative effect adjustments to retained earnings as of the beginning of the period of adoption. FSP FAS 115-2 was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for the period ending after March 15, 2009. The Corporation elected to early adopt FSP FAS 115-2, effective January 1, 2009.

In 2008, the Corporation recorded other-than-temporary impairment charges for pooled trust preferred securities totaling $15.8 million. Upon adoption of FSP FAS 115-2, the Corporation determined that $9.7 million of those other-than-temporary impairment charges were non-credit related. As such, a $6.3 million (net of $3.4 million of taxes) increase to retained earnings and a corresponding decrease to accumulated other comprehensive income was recorded as the cumulative effect of adopting FSP FAS 115-2 as of January 1, 2009.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for mortgage loans held for sale, which the Corporation has elected to carry at fair value, and floating rate residential mortgage construction loans held for sale, which are carried at the lower of aggregate cost or fair value. Loans transferred from held for sale to portfolio are reclassified at fair value, with write-downs recorded as other expense. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, except for adequately collateralized mortgage loans. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest become current or the loan is considered secured and in the process of collection.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan as an adjustment to interest income using the effective interest method. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related mortgage loan.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for loan losses, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated fair value of underlying collateral and current economic conditions, among other considerations. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date, however, future changes to the allowance or reserve may be necessary based on changes in any of these factors.

The allowance for loan losses consists of two components – specific allowances allocated to individually impaired loans, as required by FASB ASC Section 310-10-35, and allowances calculated for pools of loans under FASB ASC Subtopic 450-20. Impaired loans represent loans for which the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.

The Corporation uses an internal risk rating process for its commercial loans, commercial mortgages and construction loans consisting of nine general classifications ranging from "excellent" to "loss". Internal credit ratings are reviewed in connection with the Corporation's ongoing allowance allocation process. Larger balance commercial loans, commercial mortgages and construction loans with risk ratings of "substandard" or lower are individually reviewed for impairment under FASB ASC Section 310-10-35. A loan with a "substandard" credit rating is inadequately protected by the sound worth and paying capacity of the borrower or by the collateral pledged, if any. In addition, there exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt. Collection of principal may be collateral-intensive. A distinct possibility exists that some loss may be sustained if deficiencies are not corrected.

Loans that are determined to be impaired are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The fair value of collateral is generally based on appraisals, discounted to represent expected sale prices. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. In addition, a reserve for unfunded lending commitments is allocated for impaired loans with unused commitments to extend credit.

All loans not individually reviewed for impairment under FASB ASC Section 310-10-35 are evaluated under FASB ASC Subtopic 450-20. Loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on quantitative factors, such as recent loss history, and qualitative factors, such as economic conditions and trends. In general, these loans include residential mortgages and home equity loans, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables. Large balance commercial loans, commercial mortgages and construction loans with internal credit ratings of "satisfactory minus" or "special mention" are also evaluated under FASB ASC Subtopic 450-20. Since these loans have somewhat higher risk characteristics compared to other loans evaluated under FASB ASC Subtopic 450-20, they are segregated into separate pools for evaluation purposes. Loans rated "special mention" represent potentially weak loans or assets presenting an unwarranted credit risk, but less risky than substandard assets. Loans rated "satisfactory minus" generally involve borrowers that may lack experience, depth or credit history. Borrowers may display marginal financial condition and financial trends that are unestablished or may be negative, however, the Corporation has an optimistic view of their future collectibility.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Prior to 2009, loans reviewed for impairment under FASB ASC Section 310-10-35 also included large balance commercial loans and commercial mortgages that were rated "satisfactory minus" or "special mention". In 2009, the Corporation revised its allocation methodology to evaluate loans with these internal risk ratings under FASB ASC Subtopic 450-20, as documented above. The methodology was changed to more properly align internal risk ratings with the likelihood of impairment.

This change in allocation methodology did not result in a change in the Corporation's overall allowance for credit losses balance, or in a change to the unallocated allowance, but rather resulted in a re-categorization of the allowance for loan losses from the allowance allocated to impaired loans under FASB ASC Section 310-10-35 to the allowance allocated to loans evaluated under FASB ASC Subtopic 450-20. This change in methodology did result in a significant decrease in the reserve for unfunded lending commitments, which is based solely on unfunded commitments related to impaired loans. Such loans included "satisfactory minus" and "special mention" loans in years prior to 2009. As of December 31, 2009, the reserve for unfunded lending commitments was $855,000, as compared to $6.2 million as of December 31, 2008. For additional details, see Note D, "Loans and Allowance for Credit Losses."

Lease financing receivables include both open and closed end leases for the purchase of vehicles and equipment. Residual values are set at the inception of the lease and are reviewed periodically for impairment. If the impairment is considered to be other-than-temporary, the resulting reduction in the net investment in the lease is recognized as a loss in the period when impairment occurs.

Troubled Debt Restructurings: Loans whose terms are modified are classified as troubled debt restructurings if the Corporation grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of 15 years or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets on the consolidated balance sheets, initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other expense or other income, as appropriate.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSRs) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans.

MSRs are evaluated quarterly for impairment, by comparing the carrying amount to estimated fair value, as determined through a discounted cash flows valuation. Significant inputs to the valuation include expected servicing income, net of expense, the discount rate and the expected life of the underlying loans. To the extent the amortized cost of the MSRs exceed their estimated fair value; a valuation allowance is established for such impairment, through a charge against servicing income on the consolidated statements of operations. If the Corporation determines, based on subsequent valuations, that an impairment no longer exists, then the valuation allowance is reduced through an increase to servicing income.

Derivative Financial Instruments: In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for the future sale or purchase of mortgage-backed securities to or from third-party investors to hedge the effect of changes in interest rates on the value of the interest rate locks. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. Both the interest rate locks and the forward commitments are accounted for as derivatives and carried at fair value, determined as the amount that would be necessary to settle each derivative financial instrument at the end of the period. Gross derivative assets and liabilities are recorded within other assets and other liabilities on the consolidated balance sheets, with changes in fair value during the period recorded within gains on sales of mortgage loans on the consolidated statements of operations.

The following table presents a summary of the notional amounts and fair values of derivative financial instruments as of December 31:

	2009		2008	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
	(in thousands)			
Interest rate locks with customers (1)	**$ 165,086**	**$ (411)**	$ 141,145	$ 425
Forward commitments (1)	**291,742**	**1,284**	490,448	(1,445)
Interest rate swaps (2)		**-**	10,000	18
		$ 873		$ (1,002)

(1) As of December 31, 2009, the Corporation recorded gross mortgage banking derivative assets of $2.4 million and gross mortgage banking derivative liabilities of $1.5 million. As of December 31, 2008, the Corporation recorded gross mortgage banking derivative assets of $1.5 million and gross mortgage banking derivative liabilities of $2.5 million.

(2) Interest rate swaps were recorded as a component of other liabilities on the consolidated balance sheets.

The following table presents a summary of the fair value gains and losses on derivative financial instruments:

	Fair Value Gains (Losses)		
	2009	2008	Statements of Operations Classification
	(in thousands)		
Interest rate locks with customers	**$ (836)**	$ 506	Gains on sales of mortgage loans
Forward commitments	**2,729**	(1,681)	Gains on sales of mortgage loans
Interest rate swaps	**(18)**	1,160	Other expense
	$ 1,875	$ (15)	

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income, non-deductible expenses and net credits received from investments in low and moderate income housing partnerships (LIH investments) and similar investments. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. Upon the initial recognition of unrecognized tax positions on January 1, 2007, the Corporation recorded a $220,000 reduction to other liabilities, with a cumulative effect adjustment for the same amount recorded as an increase to retained earnings.

Stock-Based Compensation: The Corporation grants equity awards to employees, consisting of stock options and restricted stock, under its Stock Option and Compensation Plans (Option Plans). In addition, employees may purchase shares of the Corporation's common stock under the Corporation's Employee Stock Purchase Plan (ESPP). Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards. The vesting period represents the period during which employees are required to provide service in exchange for such awards.

Net Income (Loss) Per Common Share: The Corporation's basic net income (loss) per common share is calculated as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Net income (loss) available to common shareholders is calculated as net income (loss) less accrued dividends and discount accretion related to preferred stock. See Note M, "Stock-based Compensation Plans and Shareholders' Equity" for additional details related to the Corporation's issuance of preferred stock and common stock warrants.

For diluted net income (loss) per common share, net income (loss) available to common shareholders is divided by the weighted average number of common shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options, restricted stock and common stock warrants.

A reconciliation of weighted average common shares outstanding used to calculate basic net income (loss) per common share and diluted net income (loss) per common share follows.

	2009	2008	2007
		(in thousands)	
Weighted average common shares outstanding (basic)	**175,662**	174,236	173,295
Impact of common stock equivalents	**281**	-	1,091
Weighted average common shares outstanding (diluted)	**175,943**	174,236	174,386

In 2009, 6.3 million stock options and 5.5 million common stock warrants were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive. In 2008, all common stock equivalents were excluded because their effect would have been anti-dilutive due to the net loss for the year. In 2007, 4.4 million stock options were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive.

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns eight separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated based on the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

Goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. Based on the results of its annual impairment test, the Corporation concluded that there was no impairment in 2009. In 2008, the Corporation recorded a $90.0 million goodwill impairment charge for its Columbia Bank reporting unit. See Note F, "Goodwill and Intangible Assets" for additional details.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of operations.

Variable Interest Entities: FASB ASC Topic 810 provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. A company must consolidate a VIE if the company has a variable interest that will absorb a majority of the VIE's losses, if they occur, and/or receive a majority of the VIE's residual returns, if they occur.

The provisions of FASB ASC Topic 810 related to Subsidiary Trusts, as interpreted by the SEC, disallow consolidation of Subsidiary Trusts in the financial statements of the Corporation. As a result, securities that were issued by the trusts (Trust Preferred Securities) are not included on the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the Subsidiary Trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt. See Note I, "Short-Term Borrowings and Long-Term Debt" for additional information.

LIH investments are amortized under the effective interest method over the life of the Federal income tax credits generated as a result of such investments, generally ten years. As of December 31, 2009 and 2008, the Corporation's LIH Investments, included in other assets on the consolidated balance sheets, totaled $76.5 million and $47.5 million, respectively. The net income tax benefit associated with these investments were $4.7 million, $3.9 million and $3.7 million in 2009, 2008 and 2007, respectively. None of the Corporation's LIH investments met the consolidation criteria of FASB ASC Topic 810 as of December 31, 2009 or 2008.

New Accounting Standards: In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140" (Statement 166). Statement 166, or ASC Update 2009-16, amends the accounting for transfers of financial assets. Among its amendments to FASB Statement 140, it eliminates the concept of qualifying special-purpose entities, requires additional criteria to be met in order for the transfer of portions of financial assets to qualify for sale treatment, and expands the legal isolation criteria. Statement 166 is effective for a reporting entity's first annual reporting period that begins after November 15, 2009, or January 1, 2010 for the Corporation. The adoption of Statement 166 will not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)" (Statement 167). Statement 167, or ASC Update 2009-17, amends the criteria for determining the primary beneficiary of, and the entity required to consolidate, a VIE. Statement 167 is effective for a reporting entity's first annual reporting period that begins after November 15, 2009, or January 1, 2010 for the Corporation. The adoption of Statement 167 will not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASC Update No. 2010-06, "Improving Disclosures About Fair Value Measurements" (ASC Update 2010-06). ASC Update 2010-06 requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. ASC Update 2010-06 also clarifies that companies should disclose fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the balance sheet, if necessary. In addition, ASC Update 2010-06 provides additional clarification related to disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by ASC Update No. 2010-06 are effective for fiscal years beginning after December 15, 2009, and for interim periods within those fiscal years, or March 31, 2010 for the Corporation. ASC Update 2010-06 also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of ASC Update 2010-06 is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, or March 31, 2011 for the Corporation. The adoption of ASC Update 2010-06 is not expected to materially impact the Corporation's fair value measurement disclosures.

Reclassifications: Certain amounts in the 2008 and 2007 consolidated financial statements and notes have been reclassified to conform to the 2009 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amount of such reserves as of December 31, 2009 and 2008 were $97.4 million and $70.9 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

2009 Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
U.S. Government sponsored agency securities	$ 6,713	$ 7	$ -	$ 6,720
State and municipal securities	503	-	-	503
Mortgage-backed securities	1,484	90	-	1,574
	$ 8,700	$ 97	$ -	$ 8,797
2009 Available for Sale				
Equity securities	$ 142,531	$ 2,758	$ (4,919)	$ 140,370
U.S. Government securities	1,325	-	-	1,325
U.S. Government sponsored agency securities	91,079	905	(28)	91,956
State and municipal securities	406,011	9,819	(57)	415,773
Corporate debt securities	154,029	424	(37,714)	116,739
Collateralized mortgage obligations	1,102,169	25,631	(4,804)	1,122,996
Mortgage-backed securities	1,043,518	36,948	(442)	1,080,024
Auction rate securities (1)	292,145	3,227	(6,169)	289,203
	$ 3,232,807	$ 79,712	$ (54,133)	$ 3,258,386

(1) See Note O, "Commitments and Contingencies" for additional details related to auction rate securities.

2008 Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government sponsored agency securities	$ 6,782	$ 60	$ -	$ 6,842
State and municipal securities	825	5	-	830
Corporate debt securities	25	-	-	25
Mortgage-backed securities	2,004	66	(2)	2,068
	$ 9,636	$ 131	$ (2)	$ 9,765
2008 Available for Sale				
Equity securities	$ 138,071	$ 2,133	$ (1,503)	$ 138,701
U.S. Government securities	14,545	83	-	14,628
U.S. Government sponsored agency securities	74,616	2,406	(20)	77,002
State and municipal securities	520,429	5,317	(2,210)	523,536
Corporate debt securities	154,976	1,085	(36,167)	119,894
Collateralized mortgage obligations	489,686	14,713	(206)	504,193
Mortgage-backed securities	1,118,508	24,160	(1,317)	1,141,351
Auction rate securities	208,281	-	(12,381)	195,900
	$ 2,719,112	$ 49,897	$ (53,804)	$ 2,715,205

Securities carried at $2.2 billion and $2.0 billion as of December 31, 2009 and 2008, respectively, were pledged as collateral to secure public and trust deposits, customer repurchase agreements and interest rate swaps. Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank totaling $99.1 million and $85.3 million as of December 31, 2009 and 2008, respectively.

The amortized cost and estimated fair value of debt securities as of December 31, 2009, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 157	$ 157	$ 60,395	$ 61,034
Due from one year to five years	7,059	7,066	236,116	241,078
Due from five years to ten years	-	-	88,334	87,582
Due after ten years	-	-	559,744	525,302
	7,216	7,223	944,589	914,996
Collateralized mortgage obligations	-	-	1,102,169	1,122,996
Mortgage-backed securities	1,484	1,574	1,043,518	1,080,024
	$ 8,700	$ 8,797	$3,090,276	$3,118,016

The following table presents information related to the Corporation's gains and losses on the sales of equity and debt securities, and losses recognized for other-than-temporary impairment of investments:

	Gross Realized Gains	Gross Realized Losses	Other-than-temporary Impairment Losses	Net (Losses) Gains
	(in thousands)			
2009:				
Equity securities	**$ 666**	**$ (689)**	**$ (3,931)**	**$ (3,954)**
Debt securities	**14,632**	**(129)**	**(9,470)**	**5,033**
Total	**$ 15,298**	**$ (818)**	**$ (13,401)**	**$ 1,079**
2008:				
Equity securities	$ 7,626	$ -	$ (44,649)	$ (37,023)
Debt securities	3,887	(4,418)	(20,687)	(21,218)
Total	$ 11,513	$ (4,418)	$ (65,336)	$ (58,241)
2007:				
Equity securities	$ 1,987	$ (51)	$ (292)	$ 1,644
Debt securities	2,158	(2,030)	(32)	96
Total	$ 4,145	$ (2,081)	$ (324)	$ 1,740

The following table presents a summary of other-than-temporary impairment charges recorded as components of investment securities gains (losses) on the consolidated statements of operations, by investment security type:

	2009	2008	2007
		(in thousands)	
Financial institution stocks	**$ 3,825**	$ 43,131	$ 117
Mutual funds	**106**	1,162	-
U.S. government sponsored agency stock	**-**	356	175
Total equity securities charges	**3,931**	44,649	292
Pooled trust preferred securities	**9,470**	15,832	-
Bank-issued subordinated debt	**-**	4,855	-
Collateralized mortgage obligations	**-**	-	32
Total debt securities charges	**9,470**	20,687	32
Total other-than-temporary impairment charges	**$ 13,401**	$ 65,336	$ 324

The $3.8 million other-than-temporary impairment charge related to financial institutions stocks in 2009 was due to the severity and duration of the decline in fair values of certain bank stock holdings, in conjunction with management's evaluation of the near-term prospects of each specific issuer. As of December 31, 2009, after other-than-temporary impairment charges, the financial institution stock portfolio had a cost basis of $34.5 million and a fair value of $32.3 million.

In addition to financial institution stocks, the Corporation recorded a $106,000 other-than-temporary impairment charge for a mutual fund investment in 2009.

In 2009, the Corporation recorded $9.5 million of credit related other-than-temporary impairment charges for pooled trust preferred securities based on an expected cash flows model in accordance with FSP FAS 115-2. The following table presents a summary of the cumulative credit related other-than-temporary impairment charges recognized as components of earnings for securities still held by the Corporation (in thousands):

Cumulative credit losses on pooled trust preferred securities, through December 31, 2008 (1)	$ (6,142)
Additions for credit losses recorded which were not previously recognized as components of earnings	(9,470)
Cumulative credit losses on pooled trust preferred securities, through December 31, 2009	$ (15,612)

(1) Cumulative credit losses of $6.1 million at January 1, 2009 represent the other-than-temporary impairment charges recorded during the year ended December 31, 2008 for pooled trust preferred securities, net of the Corporation's cumulative effect adjustment upon adoption of FSP FAS 115-2. Because previously recognized other-than-temporary impairment charges were reversed through equity rather than earnings, $8.7 million of the $9.5 million other-than-temporary impairment charges for certain pooled trust preferred securities recorded during 2009 were also presented as other-than-temporary impairment charges on the Corporation's statements of operations for the year ended December 31, 2008.

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2009. The unrealized losses included within the table below are presented net of the other-than-temporary impairment charges detailed above:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(in thousands)			
U.S. Government sponsored agency securities...	$ 19,977	$ (23)	$ 553	$ (5)	$ 20,530	$ (28)
State and municipal securities	5,366	(44)	802	(13)	6,168	(57)
Corporate debt securities	13,184	(14,569)	82,241	(23,145)	95,425	(37,714)
Collateralized mortgage obligations	232,382	(4,804)	-	-	232,382	(4,804)
Mortgage-backed securities	113,078	(442)	-	-	113,078	(442)
Auction rate securities	26,204	(678)	171,364	(5,491)	197,568	(6,169)
Total debt securities	410,191	(20,560)	254,960	(28,654)	665,151	(49,214)
Equity securities	14,365	(4,144)	2,622	(775)	16,987	(4,919)
	$ 424,556	$ (24,704)	$ 257,582	$ (29,429)	$ 682,138	$ (54,133)

As noted above, for its investments in equity securities, most notably its investments in stocks of financial institutions, management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments with unrealized holding losses as of December 31, 2009 to be other-than-temporarily impaired.

The unrealized holding losses on investments in student loan auction rate securities, also known as auction rate certificates (ARCs), are attributable to liquidity issues resulting from the failure of periodic auctions. As of December 31, 2009, approximately $250 million, or 86%, of the ARCs held by the Corporation were rated above investment grade, with approximately $187 million, or 65%, AAA rated by at least one ratings agency. Approximately $40 million, or 14%, of ARCs were rated below investment grade by at least one ratings agency. Of this amount, approximately $22 million, or 57%, of the student loans underlying the ARCs have principal payments which are guaranteed by the Federal government. In total, approximately $257 million, or 89%, of the student loans underlying the ARCs have principal payments which are guaranteed by the Federal government. At December 31, 2009, all ARCs held by the Corporation were current and making scheduled interest payments. Because the Corporation does not have the intent to sell and does not believe it will be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2009.

The Corporation's mortgage-backed securities and collateralized mortgage obligations have contractual terms that generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the decline in market value of these securities is attributable to changes in interest rates and not credit quality, and because the Corporation does not have the intent to sell and does not believe it will be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider those investments to be other-than-temporarily impaired as of December 31, 2009.

The majority of the Corporation's available for sale corporate debt securities are issued by financial institutions. The following table presents the amortized cost and estimated fair values of corporate debt securities as of December 31:

	2009		2008	
	Amortized cost	**Estimated fair value**	Amortized cost	Estimated fair value
	(in thousands)			
Single-issuer trust preferred securities	**$ 95,481**	**$ 75,811**	$ 97,887	$ 69,819
Subordinated debt	**34,886**	**32,722**	34,788	31,745
Pooled trust preferred securities	**20,435**	**4,979**	19,351	15,381
Corporate debt securities issued by financial institutions	**150,802**	**113,512**	152,026	116,945
Other corporate debt securities	**3,227**	**3,227**	2,950	2,949
Available for sale corporate debt securities	**$ 154,029**	**$ 116,739**	$ 154,976	$ 119,894

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $19.7 million as of December 31, 2009. The Corporation has not recorded any other-than-temporary impairment charges for single-issuer trust preferred securities in 2009, 2008 or 2007. The Corporation held 13 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $38.1 million and an estimated fair value of $31.2 million as of December 31, 2009. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Baa. Single-issuer trust preferred securities with an amortized cost of $10.2 million and an estimated fair value of $7.0 million as of December 31, 2009, were not rated by any ratings agency and, due to inactive or limited trading activity, were classified as Level 3 assets under FASB ASC Topic 820. See Note P, "Fair Value Measurements" for additional details.

As noted above, the Corporation has recorded significant other-than-temporary impairment charges in both 2009 and 2008 related to its investments in pooled trust preferred securities issued by financial institutions. The Corporation holds ten pooled trust preferred securities. Nine of these securities, with an amortized cost of $19.5 million and an estimated fair value of $4.4 million, are rated below investment grade by at least one ratings agency, with ratings ranging from C to Caa. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation is below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool. The Corporation determines the fair value of pooled trust preferred securities based on quotes provided by third party brokers.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of credit related other-than-temporary impairment charges, determined using an expected cash flows analysis. The most significant input to the expected cash flows model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprises each pooled trust preferred security to estimate its expected deferral rate. Actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 26% as of December 31, 2009. The expected weighted average deferral rate assumed in the discounted cash flow modeling for pooled trust preferred securities held by the Corporation as of December 31, 2009 was approximately 13%.

Based on management's other-than-temporary impairment evaluations and because the Corporation does not have the intent to sell and does not believe it will be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be maturity, the estimated fair value of $116.7 million in corporate debt securities were not considered to be other-than-temporarily impaired as of December 31, 2009.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Gross loans are summarized as follows as of December 31:

	2009	2008
	(in thousands)	
Real-estate – commercial mortgage	**$ 4,292,300**	$ 4,016,700
Commercial – industrial, financial and agricultural	**3,699,198**	3,635,544
Real-estate – home equity	**1,644,260**	1,695,398
Real-estate – construction	**978,267**	1,269,330
Real-estate – residential mortgage	**921,741**	972,797
Consumer	**360,698**	365,692
Leasing and other	**69,922**	84,832
Overdrafts	**13,753**	12,855
	11,980,139	12,053,148
Unearned income	**(7,715)**	(10,528)
	$11,972,424	$12,042,620

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans, including unadvanced commitments, was $218.9 million and $290.9 million as of December 31, 2009 and 2008, respectively. During 2009, additions totaled $51.9 million and repayments totaled $123.9 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $2.6 billion and $1.2 billion as of December 31, 2009 and 2008, respectively.

Changes in the allowance for credit losses were as follows for the years ended December 31:

	2009	2008	2007
		(in thousands)	
Balance at beginning of year	**$ 180,137**	$ 112,209	$ 106,884
Loans charged off	**(119,074)**	(56,859)	(13,739)
Recoveries of loans previously charged off	**6,470**	5,161	4,001
Net loans charged off	**(112,604)**	(51,698)	(9,738)
Provision for loan losses	**190,020**	119,626	15,063
Balance at end of year	**$ 257,553**	$ 180,137	$ 112,209

The following table presents the components of the allowance for credit losses for the years ended December 31:

	2009	2008	2007
		(in thousands)	
Allowance for loan losses	**$ 256,698**	$ 173,946	$ 107,547
Reserve for unfunded lending commitments	**855**	6,191	4,662
Allowance for credit losses	**$ 257,553**	$ 180,137	$ 112,209

The following table presents non-performing assets as of December 31:

	2009	2008
	(in thousands)	
Non-accrual loans	**$ 238,360**	$ 161,962
Accruing loans greater than 90 days past due	**43,359**	35,177
Other real estate owned	**23,309**	21,855
	$ 305,028	$ 218,994

Excluded from the summary of non-performing assets above were $41.1 million of loans whose terms were modified under a troubled debt restructuring and were current under their modified terms at December 31, 2009. These troubled debt restructurings include $24.6 million of residential mortgages and $16.5 million of commercial loans.

The recorded investment in loans that were considered to be impaired, as defined by FASB ASC Section 310-10-35, and the related allowance for loan losses as of December 31 is summarized as follows:

	2009		2008	
	Recorded Investment	**Related Allowance for Loan Loss (1)**	Recorded Investment	Related Allowance for Loan Loss
	(in thousands)			
Performing loans	**$ 653,445**	**$ (100,734)**	$ 350,502	$ (66,730)
Non-accrual loans	**116,425**	**(26,247)**	77,053	(27,452)
Total impaired loans	**$ 769,870**	**$ (126,981)**	$ 427,555	$ (94,182)

(1) As of December 31, 2009 there were $295.6 million of adequately collateralized commercial mortgage impaired loans that did not have a related allowance for loan loss.

The average recorded investment in impaired performing loans during 2009, 2008 and 2007 was approximately $492.6 million, $273.6 million and $216.8 million, respectively. The average recorded investment in impaired non-accrual loans during 2009, 2008 and 2007 was approximately $115.1 million, $54.7 million and $19.3 million, respectively.

The Corporation generally applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $26.5 million, $16.8 million and $16.3 million on impaired loans in 2009, 2008 and 2007, respectively.

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2009	2008
	(in thousands)	
Land	**$ 35,587**	$ 33,577
Buildings and improvements	**240,341**	222,586
Furniture and equipment	**150,164**	148,945
Construction in progress	**4,672**	12,622
	430,764	417,730
Less: Accumulated depreciation and amortization	**(226,561)**	(215,073)
	$ 204,203	$ 202,657

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2009	2008	2007
		(in thousands)	
Balance at beginning of year	**$ 534,385**	$ 624,072	$ 626,042
Goodwill impairment	**-**	(90,000)	-
Other goodwill additions (reductions)	**477**	313	(1,970)
Balance at end of year	**$ 534,862**	$ 534,385	$ 624,072

The Corporation did not complete any acquisitions during the years ended December 31, 2009, 2008 and 2007. The other goodwill additions (reductions) in 2009, 2008 and 2007 were primarily due to additional purchase price incurred for prior acquisitions as a result of contingencies being met, offset by tax benefits realized on the exercise of stock options assumed in acquisitions.

The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units, which are generally its subsidiary banks. After this allocation is completed, a two-step valuation process is applied, as required by FASB ASC Topic 805. In Step 1, each reporting unit's fair value is determined based on three metrics: (1) a primary market approach, which measures fair value based on trading multiples of independent publicly traded financial institutions of comparable sizes to the reporting units, (2) a secondary market approach, which measures fair value based on acquisition multiples of publicly traded financial institutions of comparable size which were recently acquired, and (3) an income approach, which estimates fair value based on discounted cash flows. If the fair value of any reporting unit exceeds its adjusted net book value, no write-down of goodwill is necessary. If the fair value of any reporting unit is less than its adjusted net book value, a Step 2 valuation procedure is required to assess the proper carrying value of the goodwill allocated to that reporting unit. The valuation procedures applied in a Step 2 valuation are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price.

Based on its 2008 annual goodwill impairment test, the Corporation determined that the goodwill allocated to its Columbia Bank reporting unit (Columbia) was impaired, resulting in a $90.0 million goodwill impairment charge. Columbia's 2008 goodwill impairment resulted from a number of external and internal factors. Among the external factors that contributed to Columbia's impairment was the 2008 decrease in the values of financial institution stocks and in the acquisition multiples paid for banks of comparable size and character to Columbia, which produced a lower fair value for Columbia under the primary and secondary market approaches. The Corporation acquired Columbia Bancorp in 2006, paying a price that was commensurate with the market at that time, when bank values were higher than they were as of the date of the 2008 impairment test. Among the internal factors which contributed to the 2008 impairment charge was a decrease in expected cash flows for Columbia under the income approach due to the 2008 interest rate environment, which negatively affected Columbia's net interest income, and a deterioration in the credit quality of Columbia's commercial real estate portfolio.

Based on its 2009 annual goodwill impairment test, the Corporation determined that Columbia failed Step 1 of its impairment test, with its adjusted net book value exceeding fair value by approximately $37 million, or 14%. However, the Corporation determined that no goodwill impairment charge was necessary, as the Step 1 shortfall was offset by the implied fair value adjustments of Columbia's assets and liabilities determined in the Step 2 valuation procedures. The goodwill allocated to Columbia at December 31, 2009 was $112.8 million.

All of the Corporation's remaining reporting units passed the Step 1 goodwill impairment test, resulting in no goodwill impairment charges in 2009. Three reporting units, with total allocated goodwill of $174.4 million, had fair values that exceeded adjusted net book values by less than 5%. The remaining reporting units, with total allocated goodwill of $247.7 million, had fair values that exceeded net book values by approximately 13% in the aggregate.

The estimated fair values of the Corporation's reporting units are subject to uncertainty, including future decreases in the trading and acquisition multiples of comparable financial institutions and future operating results of reporting units which could differ significantly from the assumptions used in the Corporation's discounted cash flow analysis under the income approach.

The following table summarizes intangible assets as of December 31:

	2009			2008		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
			(in thousands)			
Amortizing:						
Core deposit.......	**$ 50,279**	**$ (35,911)**	**$ 14,368**	$ 50,279	$ (30,976)	$ 19,303
Unidentifiable and other.......	**11,878**	**(9,808)**	**2,070**	11,878	(8,996)	2,882
Total amortizing...	**62,157**	**(45,719)**	**16,438**	62,157	(39,972)	22,185
Non-amortizing	**1,263**	**-**	**1,263**	1,263	-	1,263
	$ 63,420	**$ (45,719)**	**$ 17,701**	$ 63,420	$ (39,972)	$ 23,448

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2009, these assets had a weighted average remaining life of approximately four years. Unidentifiable intangible assets, consisting of premiums paid on branch acquisitions that did not qualify for business combinations accounting under FASB ASC Topic 810, had a weighted average remaining life of three years. All other amortizing intangible assets had a weighted average remaining life of approximately four years. Amortization expense related to intangible assets totaled $5.7 million, $7.2 million and $8.3 million in 2009, 2008 and 2007, respectively.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2010	$ 5,235
2011	4,239
2012	3,036
2013	2,240
2014	1,340

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the consolidated balance sheets:

	2009	2008
	(in thousands)	
Amortized cost:		
Balance at beginning of year	$ **8,491**	$ 6,304
Originations of mortgage servicing rights	**17,571**	3,789
Amortization expense	**(2,564)**	(1,602)
Balance at end of year	$ **23,498**	$ 8,491
Valuation allowance:		
Balance at beginning of year	$ **(1,000)**	$ -
Additions	**-**	(1,000)
Balance at end of year	$ **(1,000)**	$ (1,000)
Net MSRs at end of year	$ **22,498**	$ 7,491

MSRs represent the economic value of existing contractual rights to service mortgage loans that have been sold. Accordingly, actual and expected prepayments of the underlying mortgage loans can impact the value of MSRs.

The Corporation estimates the fair value of its MSRs by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs.

The Corporation determined that the estimated fair value of MSRs was $22.5 million as of December 31, 2009. The estimated fair value of MSRs was approximately $7.5 million as of December 31, 2008. The estimated fair value of MSRs was equal to their book value at December 31, 2009, therefore, no adjustment to the valuation allowance established in 2008 was necessary as of December 31, 2009.

Estimated MSR amortization expense for the next five years, based on balances as of December 31, 2009 and the expected remaining lives of the underlying loans, follows (in thousands):

Year	
2010	$ 4,408
2011	4,056
2012	3,655
2013	3,203
2014	2,693

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2009	2008
	(in thousands)	
Noninterest-bearing demand	$ **2,012,837**	$ 1,653,440
Interest-bearing demand	**2,022,746**	1,789,833
Savings and money market accounts	**2,748,467**	2,010,526
Time deposits	**5,313,864**	5,098,117
	$ **12,097,914**	$10,551,916

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $2.1 billion and $1.7 billion as of December 31, 2009 and 2008, respectively. The scheduled maturities of time deposits as of December 31, 2009 were as follows (in thousands):

Year	
2010	$ 4,030,551
2011	734,922
2012	355,074
2013	110,095
2014	43,684
Thereafter	39,538
	$ 5,313,864

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings as of December 31, 2009, 2008 and 2007 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2009	2008	2007	**2009**	2008	2007
	(in thousands)					
Federal funds purchased	**$ 378,068**	$ 1,147,673	$ 1,057,335	**$ 865,699**	$ 1,531,568	$ 1,122,833
Customer short-term promissory notes	**231,414**	356,788	443,002	**274,546**	498,765	487,354
Customer repurchase agreements	**259,458**	255,796	228,061	**347,401**	255,796	286,342
FHLB overnight repurchase agreements	**-**	-	650,000	**-**	550,000	650,000
Revolving line of credit (1)	**-**	-	-	**-**	51,800	82,071
Federal Reserve Bank borrowings	**-**	-	-	**200,000**	-	-
Other	**-**	2,513	5,546	**5,215**	5,554	5,552
	$ 868,940	$ 1,762,770	$ 2,383,944			

(1) Revolving line of credit agreement expired in October 2008.

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2009 and 2008, the Corporation had $1.6 billion of collateralized borrowing availability at the Discount Window and term auction facility, and no outstanding borrowings.

The following table presents information related to customer repurchase agreements and FHLB overnight repurchase agreements:

	2009	2008	2007
	(dollars in thousands)		
Amount outstanding as of December 31	**$ 259,458**	$ 255,796	$ 878,061
Weighted average interest rate at year end	**0.54%**	4.41%	1.41%
Average amount outstanding during the year	**$ 254,662**	$ 530,354	$ 337,690
Weighted average interest rate during the year	**0.55%**	2.13%	3.67%

FHLB advances and long-term debt included the following as of December 31:

	2009	2008
	(in thousands)	
FHLB advances	**$ 1,157,623**	$ 1,404,580
Subordinated debt	**200,000**	200,000
Junior subordinated deferrable interest debentures	**185,570**	185,570
Other long-term debt	**1,491**	1,703
Unamortized issuance costs	**(3,911)**	(4,056)
	$ 1,540,773	$ 1,787,797

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks. As of December 31, 2009, there were no amounts outstanding under this line of credit. As of December 31, 2008, $86.0 million was outstanding. This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate, minus 1.50%. Although the line of credit and related interest are eliminated in the consolidated financial statements, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

FHLB advances mature through March 2027 and carry a weighted average interest rate of 4.37%. As of December 31, 2009, the Corporation had an additional borrowing capacity of approximately $1.8 billion with the FHLB. Advances from the FHLB are secured by FHLB stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of FHLB advances and long-term debt as of December 31, 2009 (in thousands):

Year	
2010	$ 468,851
2011	94,135
2012	101,786
2013	5,469
2014	6,521
Thereafter	864,011
	$ 1,540,773

In May 2007, the Corporation issued $100.0 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In March 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April of each year.

The Parent Company owns all of the common stock of six Subsidiary Trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for Federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other contingencies arise. The Trust Preferred Securities must be redeemed upon maturity.

The following table provides details of the debentures as of December 31, 2009 (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Interest Rate	Amount	Maturity	Callable	Callable Rate
PBI Capital Trust	Fixed	8.57 %	$ 10,310	8/15/2028	8/15/2010	104.3%
SVB Eagle Statutory Trust I	Variable	3.59 %	4,124	7/31/2031	7/31/2011	100.0
Columbia Bancorp Statutory Trust	Variable	2.93 %	6,186	6/30/2034	6/30/2010	100.0
Columbia Bancorp Statutory Trust II	Variable	2.19 %	4,124	5/15/2035	5/15/2010	100.0
Columbia Bancorp Statutory Trust III	Variable	2.07 %	6,186	6/15/2035	6/15/2010	100.0
Fulton Capital Trust I	Fixed	6.29 %	154,640	2/01/2036	NA	NA
			$ 185,570			

NOTE J – REGULATORY MATTERS

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Under such limitations, the total amount available for payment of dividends by subsidiary banks was approximately $212 million as of December 31, 2009.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital. As of December 31, 2009, the maximum amount available for transfer from the subsidiary banks to the Parent Company in the form of loans and dividends was approximately $346 million.

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2009, that all of its bank subsidiaries meet the capital adequacy requirements to which they were subject.

As of December 31, 2009 and 2008, the Corporation's five significant subsidiaries, Fulton Bank, N.A., Lafayette Ambassador Bank, Skylands Community Bank, The Bank and The Columbia Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2009 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1.0 billion.

As of December 31, 2009	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	**$ 1,898,879**	**14.7%**	**$1,034,714**	**8.0%**	N/A	N/A
Fulton Bank, N.A.	**801,284**	**11.1**	**575,930**	**8.0**	**719,913**	**10.0%**
Lafayette Ambassador Bank	**127,570**	**12.2**	**83,697**	**8.0**	**104,621**	**10.0**
Skylands Community Bank	**115,158**	**11.8**	**78,011**	**8.0**	**97,514**	**10.0**
The Bank	**194,143**	**12.1**	**128,411**	**8.0**	**160,514**	**10.0**
The Columbia Bank	**215,765**	**13.6**	**127,158**	**8.0**	**158,947**	**10.0**
Tier I Capital (to Risk-Weighted Assets):						
Corporation	**$ 1,536,021**	**11.9%**	**$ 517,357**	**4.0%**	N/A	N/A
Fulton Bank, N.A.	**638,194**	**8.9**	**287,965**	**4.0**	**431,948**	**6.0%**
Lafayette Ambassador Bank	**108,069**	**10.3**	**41,848**	**4.0**	**62,772**	**6.0**
Skylands Community Bank	**96,935**	**9.9**	**39,006**	**4.0**	**58,508**	**6.0**
The Bank	**161,977**	**10.1**	**64,206**	**4.0**	**96,309**	**6.0**
The Columbia Bank	**195,502**	**12.3**	**63,579**	**4.0**	**95,368**	**6.0**
Tier I Capital (to Average Assets):						
Corporation	**$ 1,536,021**	**9.7%**	**$ 477,165**	**3.0%**	N/A	N/A
Fulton Bank, N.A.	**638,194**	**7.9**	**243,485**	**4.0**	**405,809**	**5.0%**
Lafayette Ambassador Bank	**108,069**	**7.6**	**42,868**	**3.0**	**71,446**	**5.0**
Skylands Community Bank	**96,935**	**7.5**	**38,620**	**3.0**	**64,366**	**5.0**
The Bank	**161,977**	**8.1**	**59,844**	**4.0**	**99,740**	**5.0**
The Columbia Bank	**195,502**	**9.1**	**64,368**	**4.0**	**107,281**	**5.0**
As of December 31, 2008						
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,852,924	14.3%	$1,038,833	8.0%	N/A	N/A
Fulton Bank	781,342	10.8	576,565	8.0	720,706	10.0%
Lafayette Ambassador Bank	125,670	12.0	83,969	8.0	104,961	10.0
Skylands Community Bank	106,104	11.0	77,374	8.0	96,717	10.0
The Bank	177,078	11.1	127,130	8.0	158,913	10.0
The Columbia Bank	136,843	10.6	103,664	8.0	129,580	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,490,384	11.5%	$ 519,417	4.0%	N/A	N/A
Fulton Bank	623,763	8.7	288,282	4.0	432,424	6.0%
Lafayette Ambassador Bank	107,144	10.2	41,984	4.0	62,977	6.0
Skylands Community Bank	88,256	9.1	38,687	4.0	58,030	6.0
The Bank	145,186	9.1	63,565	4.0	95,348	6.0
The Columbia Bank	120,467	9.3	51,832	4.0	77,748	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,490,384	9.6%	$ 467,072	3.0%	N/A	N/A
Fulton Bank	623,763	7.7	242,659	3.0	404,432	5.0%
Lafayette Ambassador Bank	107,144	7.6	42,268	3.0	70,446	5.0
Skylands Community Bank	88,256	7.3	36,098	3.0	60,163	5.0
The Bank	145,186	7.5	58,035	3.0	96,725	5.0
The Columbia Bank	120,467	7.4	65,360	4.0	81,700	5.0

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	2009	2008	2007
		(in thousands)	
Current tax expense (benefit):			
Federal	**$ 36,162**	$ 76,249	$ 75,855
State	**(322)**	804	1,323
	35,840	77,053	77,178
Deferred tax benefit	**(20,432)**	(52,483)	(13,646)
	$ 15,408	$ 24,570	$ 63,532

The differences between the effective income tax rate and the Federal statutory income tax rate are as follows:

	2009	2008	2007
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(11.2)**	(53.3)	(4.4)
Effect of low income housing investments	**(5.3)**	(20.2)	(1.7)
Bank-owned life insurance	**(1.2)**	(5.1)	(0.5)
State income taxes, net of Federal benefit	**(0.2)**	2.8	0.4
Goodwill impairment	**-**	166.2	-
Other, net	**0.1**	4.2	0.6
Effective income tax rate	**17.2%**	129.6%	29.4%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2009	2008
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	**$ 90,143**	$ 63,048
Other-than-temporary impairment of investments	**21,750**	24,422
Other accrued expenses	**12,739**	8,892
Deferred compensation	**9,511**	9,226
Loss and credit carryforwards	**7,887**	7,477
Postretirement and defined benefit plans	**6,016**	8,487
Stock-based compensation	**2,164**	2,137
LIH investments	**1,944**	1,427
Unrecognized tax positions	**1,784**	1,840
Derivative financial instruments	**1,644**	1,717
Premises and equipment	**-**	1,231
Unrealized holding losses on securities available for sale	**-**	1,368
Other	**3,265**	3,696
Total gross deferred tax assets	**158,847**	134,968
Deferred tax liabilities:		
Unrealized holding gains on securities available for sale	**8,953**	-
Direct leasing	**8,141**	4,511
Mortgage servicing rights	**7,875**	2,622
Intangible assets	**4,695**	6,054
Acquisition premiums/discounts	**4,511**	3,758
Premises and equipment	**2,308**	-
Other	**1,018**	581
Total gross deferred tax liabilities	**37,501**	17,526
Net deferred tax asset before valuation allowance	**121,346**	117,442
Valuation allowance	**(7,887)**	(7,477)
Net deferred tax asset	**$ 113,459**	$ 109,965

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. As of December 31, 2009 and 2008, the Corporation had state net operating loss carryforwards of approximately $370 million and $265 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2029.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and capital gain income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, such as the generation of capital gains, in making this assessment. The Corporation has $18.5 million of deferred tax assets resulting from other than temporary impairment losses on investment securities, which would be characterized as capital losses for tax purposes. If realized, the income tax benefits of these potential capital losses can only be recognized for tax purposes to the extent of capital gains generated during carryback and carryforward periods. In addition to existing capital gains realized in carryback periods, the Corporation has the ability to generate sufficient offsetting capital gains in future periods through the execution of certain tax planning strategies, which may include the sale and leaseback of some or all of its branch and office properties.

Based on the level of historical income projections for future taxable income and capital gains over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of its deferred tax assets, net of the valuation allowance, as of December 31, 2009.

Uncertain Tax Positions

The following summarizes the changes in unrecognized tax benefits (in thousands):

	2009	2008
	(in thousands)	
Balance at beginning of year	**$ 4,596**	$ 6,722
Tax positions taken in prior years	**-**	(1,878)
Current period tax positions	**869**	820
Lapse of statute of limitations	**(984)**	(1,068)
Balance at end of year	**$ 4,481**	$ 4,596

In 2008, the Corporation reversed $1.9 million of its reserves for unrecognized income tax positions, resulting in a reduction of income tax expense. The Corporation had not fully recognized in the consolidated financial statements the positions it had taken on its tax returns for disallowed interest expense on certain tax-exempt municipal securities. In the fourth quarter of 2007, a court ruled in favor of a taxpayer who had taken a similar position on its tax returns. In March 2008, the Internal Revenue Service indicated that it would not pursue an appeal of this ruling.

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next 12 months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $1.2 million is expected to reverse in 2010 due to lapsing of the statute of limitations.

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. The Corporation does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next 12 months.

As of December 31, 2009, if recognized, all of the Corporation's unrecognized tax benefits would impact the effective tax rate. Not included in the table above is $1.8 million of Federal tax expense on unrecognized state tax benefits which, if recognized, would also impact the effective tax rate. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $352,000 and $437,000 of interest expense in income tax expense related to unrecognized tax positions in 2009 and 2008, respectively. Credits to income tax expense of approximately $438,000 and $565,000 were recognized in 2009 and 2008, respectively, for accrued interest expense related to reserves for unrecognized tax positions that were reversed during such periods. As of December 31, 2009 and 2008, total accrued interest and penalties related to unrecognized tax positions were approximately $844,000 and $930,000, respectively.

The Corporation, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction, and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2006.

NOTE L – EMPLOYEE BENEFIT PLANS

The following summarizes the Corporation's expense (benefit) under its retirement plans for the years ended December 31:

	2009	2008	2007
		(in thousands)	
Fulton Financial Corporation 401(k) Retirement Plan.	**$ 11,118**	$ 9,859	$ 9,274
Pension Plan	**1,674**	(263)	1,627
Affiliate 401(k) Plans	**-**	1,091	1,798
	$ 12,792	$ 10,687	$ 12,699

Fulton Financial Corporation 401(k) Retirement Plan – A defined contribution plan that includes two contribution features:

- Employer Profit Sharing – elective contributions based on a formula providing for an amount not to exceed 5% of each eligible employee's covered compensation. During an eligible employee's first five years of employment, employer contributions vest over a five-year graded vesting schedule. Employees hired after July 1, 2007 are not eligible for this contribution.
- 401(k) Contributions – eligible employees may defer a portion of their pre-tax covered compensation on an annual basis, with employer matches of up to 5% of employee contributions. Employee and employer contributions under these features are 100% vested.

Defined Benefit Pension Plan – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually. The Pension Plan has been closed to new participants, but existing participants continued to accrue benefits according to the terms of the plan until December 31, 2007.

Employees covered under the Pension Plan were also eligible to participate in the Fulton Financial Affiliates 401(k) Savings Plan, which allowed employees to defer a portion of their pre-tax salary on an annual basis. At its discretion, the Corporation could also make a matching contribution of up to 3%. Participants are 100% vested in the Corporation's matching contributions after three years of eligible service. Effective January 1, 2008, these employees were covered by the Fulton Financial Corporation 401(k) Retirement Plan, with benefits as described above.

During 2007, the Corporation amended the Pension Plan to discontinue the accrual of benefits for all existing participants, effective January 1, 2008. As a result of this amendment, the Corporation recorded a $58,000 curtailment loss, as determined by consulting actuaries, during the year ended December 31, 2007. The curtailment loss resulted from a $13.8 million gain from adjusting the funded status of the Pension Plan and an offsetting $13.9 million write-off of unamortized pension costs and related deferred tax assets.

Effective January 1, 2008, as required by FASB ASC Subtopic 715-20, the Corporation changed the actuarial measurement date for its Pension Plan from a fiscal year-end of September 30th to December 31st. The impact of this change in the actuarial measurement date resulted in a $66,000 increase to the Corporation's prepaid pension asset and a cumulative effect adjustment, net of tax, of $43,000 recorded as an increase to retained earnings.

The Corporation recognizes the funded status of its Pension Plan and postretirement benefits on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits.

Pension Plan

The net periodic pension cost (benefit) for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2009	2008	2007
		(in thousands)	
Service cost (1)	**$ 153**	$ 143	$ 1,943
Interest cost	**3,282**	3,264	3,313
Expected return on assets	**(2,809)**	(3,670)	(3,920)
Pension Plan curtailment loss	**-**	-	58
Net amortization and deferral	**1,048**	-	233
Net periodic pension cost (benefit)	**$ 1,674**	$ (263)	$ 1,627

(1) Pension plan service cost for the years ended December 31, 2009 and 2008 were related to administrative costs associated with the plan and not due to the accrual of additional participant benefits.

The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the indicated periods:

	Plan Year Ended December 31,	
	2009	2008
	(in thousands)	
Projected benefit obligation, beginning	**$ 60,474**	$ 55,329
Service cost	**153**	179
Interest cost	**3,282**	4,080
Benefit payments	**(2,190)**	(2,894)
Actuarial loss	**-**	3,780
Experience loss	**278**	-
Projected benefit obligation, ending	**$ 61,997**	$ 60,474
Fair value of plan assets, beginning	**$ 48,287**	$ 62,094
Employer contributions	**-**	-
Actual return on assets	**8,500**	(10,913)
Benefit payments	**(2,190)**	(2,894)
Fair value of plan assets, ending	**$ 54,597**	$ 48,287

The amounts shown in the table above are for the 12 months ended December 31, 2009 and the 15 months ended December 31, 2008. To account for the change in the fiscal year-end of the Pension Plan, 15 months of activity are shown for the transition period.

The funded status of the Pension Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2009 and 2008 was as follows:

	2009	2008
	(in thousands)	
Projected benefit obligation (1)	**$ (61,997)**	$ (60,474)
Fair value of plan assets	**54,597**	48,287
Funded status	**$ (7,400)**	$ (12,187)

(1) As a result of the Pension Plan's curtailment in 2007, the accumulated benefit obligation is equal to the projected benefit obligation as of December 31, 2009 and 2008.

The following table summarizes the changes in the unrecognized net loss (gain) recognized as components of accumulated other comprehensive (income) loss:

	Unrecognized Net loss (gain)	
	Gross of tax	Net of tax
	(in thousands)	
Balance as of January 1, 2008	$ (1,705)	$ (1,108)
Unrecognized costs arising in 2008	19,281	12,532
Balance as of December 31, 2008	17,576	11,424
Recognized as a component of 2009 periodic pension cost	(1,048)	(681)
Unrecognized gains arising in 2009	(5,412)	(3,518)
Balance as of December 31, 2009	$ 11,116	$ 7,225

The total amount of unrecognized net loss that will be amortized as a component of net periodic pension cost in 2010 is expected to be $447,000.

The following rates were used to calculate net periodic pension cost (benefit) and the present value of benefit obligations:

	December 31, 2009	December 31, 2008	September 30, 2007
Discount rate-projected benefit obligation	**5.50%**	5.50%	6.00%
Rate of increase in compensation level	**N/A**	N/A	4.50
Expected long-term rate of return on plan assets	**6.00**	6.00	6.00

The 5.50% discount rate used to calculate the present value of benefit obligations was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. In 2009, additional consideration was given to a pension discount yield curve that matched the Pension Plan's expected benefit payments. The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2009 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

Effective December 31, 2009, the Corporation adopted the provisions of FASB Staff Position No. FAS 132(R)-1,"Employers' Disclosures about Postretirement Benefit Plan Assets". This staff position amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plans.

Equity securities consist mainly of equity common trust funds and mutual funds. Fixed income securities consist mainly of fixed income common trust funds. Pension Plan assets are invested with a balanced growth objective, with target asset allocations of approximately 55% for equity securities and approximately 45% percent for fixed income securities and cash. Investment decisions are made by a retirement plan committee, which meets periodically.

The following table presents a summary of the fair values of the Pension Plan's assets as of December 31:

	2009		2008	
	Estimated Fair Value	**% of Total Assets**	Estimated Fair Value	% of Total Assets
		(dollars in thousands)		
Cash and money market funds	**$ 2,820**	**5.2%**	$ 3,556	7.4%
Equity common trust funds	**17,983**		12,094	
Equity mutual funds	**12,110**		8,242	
Equity securities	**30,093**	**55.1**	20,336	42.1
U.S. Government securities	**12,447**		7,921	
Fixed income mutual funds	**8,379**		16,378	
Corporate debt securities	**858**		96	
Debt securities	**21,684**	**39.7**	24,395	50.5
	$ 54,597	**100.0%**	$ 48,287	100.0%

The fair values for all assets held by the Pension Plan, excluding equity common trust funds, are based on quoted prices for identical instruments and would be categorized as Level 1 assets under FASB ASC Topic 810. Equity common trust funds would be categorized as Level 2 assets under FASB ASC Topic 810.

Estimated future benefit payments are as follows (in thousands):

Year	
2010	$ 2,065
2011	2,101
2012	2,276
2013	2,451
2014	2,617
2015 – 2019	17,099
	$ 28,609

Postretirement Benefits

The Corporation currently provides medical benefits and life insurance benefits under a postretirement benefits plan (Postretirement Plan) to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Benefits are based on a graduated scale for years of service after attaining the age of 40.

During 2009, the Corporation amended the Postretirement Plan to no longer pay benefits for early retirees from their retirement date to the date they attain age 65. As a result of this amendment, the Corporation recorded a $3.3 million ($2.1 million, net of tax) reduction to unrecognized prior service costs through an increase to other comprehensive income.

The components of the expense for postretirement benefits other than pensions are as follows:

	2009	2008	2007
		(in thousands)	
Service cost	**$ 211**	$ 378	$ 355
Interest cost	**485**	595	523
Expected return on plan assets	**(4)**	(4)	(4)
Net amortization and deferral	**(325)**	-	(226)
Net postretirement benefit cost	**$ 367**	$ 969	$ 648

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2009	2008
	(in thousands)	
Accumulated postretirement benefit obligation, beginning	$ 12,051	$ 10,407
Service cost	211	378
Interest cost	485	595
Benefit payments	(433)	(354)
Change due to plan amendment	(3,269)	-
Change due to change in experience	87	237
Change due to change in assumptions	-	788
Accumulated postretirement benefit obligation, ending	$ 9,132	$ 12,051
Fair value of plan assets, beginning	$ 127	$ 140
Employer contributions	416	339
Actual return on assets	-	2
Benefit payments	(433)	(354)
Fair value of plan assets, ending	$ 110	$ 127

The funded status of the Postretirement Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2009 and 2008 was as follows:

	2009	2008
	(in thousands)	
Accumulated postretirement benefit obligation	$ (9,132)	$ (12,051)
Fair value of plan assets	110	127
Funded status	$ (9,022)	$ (11,924)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss:

	Gross of tax			
	Unrecognized Prior Service Cost	Unrecognized Net (Gain) Loss	Total	Net of tax
		(in thousands)		
Balance as of January 1, 2008	$ -	$ (119)	$ (119)	$ (78)
Unrecognized gains arising in 2008	-	1,012	1,012	658
Balance as of December 31, 2008	-	893	893	580
Unrecognized gains arising in 2009 as a result of plan amendment	(3,269)	-	(3,269)	(2,125)
Recognized as a component of 2009 postretirement benefit cost	333	(8)	325	211
Unrecognized costs arising in 2009	-	78	78	51
Balance as of December 31, 2009	$ (2,936)	$ 963	$ (1,973)	$ (1,283)

The total amounts of unrecognized prior service cost and unrecognized net loss that will be recognized as components of net periodic postretirement cost in 2010 are expected to be $363,000 and $49,000, respectively.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 8.0% in year one, declining to an ultimate rate of 5.5% by year five. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $1.0 million and the current period expense would increase by approximately $94,000. Conversely, a 1.0% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $857,000 and the current period expense by approximately $76,000.

The discount rate used in determining the accumulated postretirement benefit obligation, which is determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, was 5.50% as of December 31, 2009 and 2008. In 2009, additional consideration was given to a pension discount yield curve that matched the Postretirement Plan's expected benefit payments. The expected long-term rate of return on plan assets was 3.00% as of December 31, 2009 and 2008.

Estimated future benefit payments are as follows (in thousands):

Year		
2010	$	566
2011		549
2012		547
2013		547
2014		541
2015 – 2019		2,920
	$	5,670

Spilt-Dollar Life Insurance Arrangements

FASB ASC Subtopic 715-60 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement must be recognized as a liability by the employer if that obligation has not been settled through the related insurance arrangement.

The Corporation adopted the provisions of FASB ASC Subtopic 715-60 on January 1, 2008 and recorded a $677,000 liability, with a cumulative effect adjustment for the same amount recorded as a reduction to retained earnings. The amount represents the actuarial cost of maintaining endorsement split-dollar life insurance policies for certain employees which have not been effectively settled through their related insurance arrangements. During 2009 and 2008, the Corporation recorded $26,000 and $25,000, respectively, of postretirement benefit costs associated with its endorsement split-dollar life insurance policies. As of December 31, 2009 and 2008, the liability associated with these policies was $729,000 and $702,000, respectively.

NOTE M – STOCK-BASED COMPENSATION PLANS AND SHAREHOLDERS' EQUITY

The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated statements of operations:

	2009	2008	2007
		(in thousands)	
Compensation expense	**$ 1,781**	$ 2,058	$ 2,639
Tax benefit	**(241)**	(272)	(358)
Stock-based compensation, net of tax	**$ 1,540**	$ 1,786	$ 2,281

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory Federal tax rate. Tax benefits are only recognized over the vesting period for options that ordinarily will generate a tax deduction when exercised (non-qualified stock options). The Corporation granted 42,000, 111,000 and 261,000 non-qualified stock options in 2009, 2008 and 2007, respectively.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized in the consolidated statements of operations, and included within the preceding table:

	2009	2008	2007
		(in thousands)	
Compensation expense	**$ 458**	$ 189	$ 30
Tax benefit	**(164)**	(68)	(10)
Restricted stock compensation, net of tax	**$ 294**	$ 121	$ 20

Under the Option Plans, stock options and restricted stock are granted to key employees. Stock option exercise prices are equal to the fair value of the Corporation's stock on the date of grant, and carry terms of up to ten years. Restricted stock exercise prices are equal to the average trading price of the Corporation's stock on the date of grant. Restricted stock awards earn dividends during the vesting period, which are forfeitable if the awards do not vest. Stock options and restricted stock are typically granted annually on July 1st and become fully vested over or after a three-year vesting period. Certain events as defined in the Option Plans result in the acceleration of the vesting of both stock options and restricted stock. As of December 31, 2009, the Option Plans had 13.1 million shares reserved for future grants through 2013.

In connection with the Corporation's participation in the U.S. Treasury Department's Capital Purchase Program component of the Troubled Asset Relief Program, the 2009 restricted stock shares granted to certain key employees are subject to the requirements and limitations contained in the Emergency Economic Stabilization Act of 2008, as amended, and related regulations. Among other things, the 2009 restricted stock grants to these key employees provide that they may not fully vest until the Corporation's participation in the Capital Purchase Program ends. None of the key employees who received 2009 restricted stock grants subject to the Capital Purchase Program vesting restrictions received 2009 stock option awards.

The following table provides information about option activity for the year ended December 31, 2009:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2008	7,056,184	$ 13.66		
Granted	484,619	5.27		
Exercised	(121,155)	5.46		
Forfeited	(64,052)	13.19		
Expired	(344,228)	12.27		
Outstanding as of December 31, 2009	7,011,368	$ 12.79	5.3 years	$ 2.9
Exercisable as of December 31, 2009	5,500,036	$ 13.96	4.3 years	$ 1.2

The following table provides information about nonvested stock options and restricted stock for the year ended December 31, 2009:

	Nonvested Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2008	1,896,981	$ 1.88	57,144	$ 11.00
Granted	484,619	1.53	225,091	5.37
Vested	(823,490)	2.19	(3,327)	13.77
Forfeited	(46,778)	2.09	(477)	9.11
Nonvested as of December 31, 2009	1,511,332	$ 1.59	278,431	$ 6.42

As of December 31, 2009, there was $1.5 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of two years.

The following table presents information about options exercised:

	2009	2008	2007
	(dollars in thousands)		
Number of options exercised	**121,155**	522,299	1,027,953
Total intrinsic value of options exercised	**$ 317**	$ 1,975	$ 7,096
Cash received from options exercised	**$ 662**	$ 2,219	$ 5,061
Tax deduction realized from options exercised	**$ 286**	$ 1,428	$ 4,811

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Option Plans is estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2009	2008	2007
Risk-free interest rate	**3.36%**	3.50%	4.95%
Volatility of Corporation's stock	**31.14**	19.31	13.74
Expected dividend yield	**2.28**	6.02	4.16
Expected life of options	**7 Years**	6 Years	7 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the zero-coupon U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $1.53, $0.91 and $1.78 for options granted in 2009, 2008 and 2007, respectively. Approximately 485,000, 364,000 and 872,000 options were granted in 2009, 2008 and 2007, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP:

	2009	2008	2007
ESPP shares purchased	**261,691**	171,438	183,316
Average purchase price per share (85% of market value)	**$ 5.46**	$ 9.22	$ 11.59
Compensation expense recognized (in thousands)	**$ 252**	$ 279	$ 375

Series A Preferred Stock and Common Stock Warrants issued to the United States Department of Treasury

In connection with the Emergency Economic Stabilization Act of 2008 (EESA), the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP) which allows for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and warrants to purchase up to 5.5 million shares of common stock, par value $2.50 per share. As a condition under the CPP, without the consent of the UST, the Corporation's share repurchases are limited to purchases in connection with the administration of any employee benefit plan, including purchases to offset share dilution in connection with any such plans. This restriction is effective until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements. See Note J, "Regulatory Matters" for details of the Corporation's regulatory capital.

The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. Dividends are payable quarterly on February 15th, May 15th, August 15th and November 15th. The Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The Corporation is also restricted in the amounts and types of compensation it may pay to certain of its executives as a result of its participation in the CPP. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The UST may transfer the preferred stock to a third-party at any time.

The 5.5 million of common stock warrants issued to the UST have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $10.25 per share (subject to certain anti-dilution adjustments).

The $376.5 million of proceeds was allocated to the preferred stock and the warrants based on their relative fair values at issuance ($368.9 million was allocated to the preferred stock and $7.6 million to the warrants). The fair value of the preferred stock was estimated using a discounted cash flows model assuming a 10% discount rate and a five-year term. The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million will be charged to retained earnings over a period of five years as an adjustment to the dividend yield using the effective yield method. During 2009, total accretion of the difference between the preferred stock's initial value and its liquidation value was $1.3 million.

Other Comprehensive Income (Loss)

The following table presents the components of other comprehensive income (loss):

	2009	2008	2007
		(in thousands)	
Unrealized gain (loss) on securities (net of $15.9 million, $12.9 million and $4.6 million tax effect in 2009, 2008 and 2007, respectively)	**$ 29,550**	$ (24,027)	$ 8,470
Non-credit related unrealized loss on other-than-temporarily impaired debt securities (net of a $1.8 million tax effect)	**(3,385)**	-	-
Unrealized gain (loss) on derivative financial instruments (net of $73,000, $73,000 and $3,000 tax effect in 2009, 2008 and 2007, respectively) (1)	**136**	136	(5)
Reclassification adjustment for securities (gains) losses included in net income (net of, $378,000 and $608,000 tax expense in 2009 and 2007, respectively and $22.0 million tax benefit in 2008)	**(701)**	40,947	(1,131)
Defined benefit pension plan curtailment (net of $4.9 million tax effect in 2007)	**-**	-	9,122
Unrecognized pension and postretirement (gains) costs in 2009, 2008 and 2007 plan years (net of $3.0 million, $7.1 million and $462,000 tax effect in 2009, 2008 and 2007, respectively)	**5,592**	(13,190)	858
Amortization of unrecognized pension and postretirement costs (net of $253,000 and $2,000 tax benefit in 2009 and 2007), respectively	**471**	-	4
Other comprehensive income	**$ 31,663**	$ 3,866	$ 17,318

(1) Amounts represent the amortization of the effective portions of losses on forward-starting interest rate swaps, designated as cash flow hedges and entered into in prior years in connection with the issuance of fixed-rate debt. The total amount recorded as a reduction to accumulated other comprehensive income upon settlement of these derivatives is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive income that will be reclassified into earnings during the next twelve months is expected to be approximately $135,000.

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $18.8 million in 2009, $19.1 million in 2008 and $18.5 million in 2007.

Future minimum payments as of December 31, 2009 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2010	$ 13,004
2011	11,768
2012	10,499
2013	8,487
2014	7,123
Thereafter	47,123
	$ 98,004

NOTE O – COMMITMENTS AND CONTINGENCIES

Commitments

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent in these commitments. See Note D, "Loans and Allowance for Credit Losses" for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2009	2008
	(in thousands)	
Commercial mortgage and construction	**$ 329,159**	$ 459,121
Home equity	**891,570**	886,693
Commercial and other	**3,258,817**	2,014,685
Total commitments to extend credit	**$ 4,479,546**	$ 3,360,499
Standby letters of credit	**$ 551,064**	$ 789,804
Commercial letters of credit	**37,662**	37,620
Total letters of credit	**$ 588,726**	$ 827,424

Auction Rate Securities
The Corporation's investment management and trust division, Fulton Financial Advisors, held ARCs for some of its customers' accounts. Beginning in the second quarter of 2008, the Corporation offered to purchase illiquid ARCs from customers of Fulton Financial Advisors, upon notification that such customers had liquidity needs or otherwise desired to liquidate their holdings. A liability was established for this financial guarantee at estimated fair value through a pre-tax charge to earnings both upon the initial establishment of the guarantee and upon changes in its estimated fair value. The estimated fair value of the guarantee was determined based on the difference between the fair value of the underlying ARCs and their estimated purchase price.

During 2009, the Corporation completed the repurchase of all eligible ARCs and, as of December 31, 2009, there were no longer any ARCs still held by customers which the Corporation had agreed to purchase. ARCs were recorded as available for sale investment securities at their estimated fair value upon their repurchase from customers.

The following table presents the change in the ARCs held by customers and the related financial guarantee liability, recorded within other liabilities on the Corporation's consolidated balance sheets, for the years December 31:

	2009		2008	
	ARCs Held by Customers, at Par Value	**Financial Guarantee Liability**	ARCs Held by Customers, at Par Value	Financial Guarantee Liability
	(in thousands)			
Beginning, balance	$ 105,165	$ (8,653)	$ 332,715	$ -
Provision for financial guarantee	-	(6,237)	-	(19,810)
Purchases of ARCs	(104,415)	14,890	(224,000)	11,157
Redemptions of ARCs	(750)	-	(3,550)	-
Balance, end of year	$ -	$ -	$ 105,165	$ (8,653)

Residential Lending
Residential mortgages are originated and sold by the Corporation through Fulton Mortgage Company (Fulton Mortgage), which operates as a division of each of the Corporation's subsidiary banks. The loans originated and sold are predominantly "prime" loans that conform to published standards of government-sponsored agencies. Prior to 2008, the Corporation's former Resource Bank subsidiary operated a national wholesale mortgage lending operation which originated and sold significant volumes of non-prime loans from the time the Corporation acquired Resource Bank in 2004 through 2007.

Beginning in 2007, Resource Mortgage experienced an increase in requests from secondary market purchasers to repurchase non-prime loans sold to those investors. These repurchase requests resulted in the Corporation recording $2.3 million and $25.1 million of charges during 2008 and 2007, respectively. These charges represented the write-downs that were necessary to reduce the loan balances to their estimated net realizable values, based on valuations of the underlying properties, as adjusted for market factors and other considerations. In 2009, the Corporation recorded credits of $600,000, representing a reduction in required reserves associated with potential repurchase requests. Charges and credits related to repurchase reserves for previously sold residential mortgages and home equity loans are included in operating risk loss on the Corporation's consolidated statements of operations. Many of the loans the Corporation has repurchased were delinquent and were settled through foreclosure and sale of the underlying collateral.

The following table presents a summary of approximate principal balances and related reserves/write-downs recognized on the Corporation's consolidated balance sheet, by general category:

	2009		2008	
	Principal	**Reserves/ Write-downs**	Principal	Reserves/ Write-downs
	(in thousands)			
Outstanding repurchase requests (1) (2)	**$ 6,130**	**$ (3,750)**	$ 6,290	$ (2,900)
No repurchase request received – sold loans with identified potential misrepresentations of borrower information (1) (2)	**3,650**	**(1,260)**	7,990	(3,280)
Repurchased loans (3)	**5,580**	**(870)**	10,000	(1,690)
Foreclosed real estate (OREO) (4)	**9,140**	**-**	15,920	-
Total reserves/write-downs		**$ (5,880)**		$ (7,870)

(1) Principal balances had not been repurchased and, therefore, are not included on the consolidated balance sheet as of December 31, 2009 and 2008.
(2) Reserve balance included as a component of other liabilities on the consolidated balance sheet as of December 31, 2009 and 2008.
(3) Principal balances, net of write-downs, are included as a component of loans, net of unearned income on the consolidated balance sheet as of December 31, 2009 and 2008.
(4) OREO is written down to its estimated fair value upon transfer from loans receivable.

The following presents the change in the reserve/write-down balances:

	2009	2008
	(in thousands)	
Total reserves/write-downs, beginning of year	**$ 7,870**	$ 18,620
(Credits) charges to expense	**(600)**	2,300
Charge-offs	**(1,390)**	(13,050)
Total reserves/write-downs, end of year	**$ 5,880**	$ 7,870

During 2008, the Corporation entered into settlement agreements with certain secondary market investors. In total, the Corporation agreed to pay these investors $9.0 million in settlement of outstanding repurchase requests and other potential claims, subject to certain conditions. The result of these settlements was a reduction of the Corporation's exposure to previously sold loans totaling $22.1 million in principal and a reduction of the reserves for repurchases of $9.1 million. The Corporation did not enter into any settlement agreements with secondary market investors in 2009.

Management believes that the reserves recorded as of December 31, 2009 are adequate for the known potential repurchases. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Other Contingencies

From time to time, the Corporation and its subsidiary banks may be defendants in legal proceedings relating to the conduct of their business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial position and results of operations and cash flows of the Corporation would not be affected materially by the outcome of such legal proceedings.

NOTE P – FAIR VALUE MEAUREMENTS

As required by FASB ASC Topic 820, all assets and liabilities required to be measured at fair value both on a recurring and non-recurring basis have been categorized based on the method of their fair value determination.

The Corporation's assets and liabilities measured at fair value on a recurring basis and reported on the consolidated balance sheet as of December 31, 2009, were as follows:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Mortgage loans held for sale	$ -	$ 79,577	$ -	$ 79,577
Available for sale investment securities:				
Equity securities	41,256	-	-	41,256
U.S. Government securities	-	1,325	-	1,325
U.S. Government sponsored agency securities	-	91,956	-	91,956
State and municipal securities	-	415,773	-	415,773
Corporate debt securities	-	104,779	11,960	116,739
Collateralized mortgage obligations	-	1,122,996	-	1,122,996
Mortgage-backed securities	-	1,080,024	-	1,080,024
Auction rate securities	-	-	289,203	289,203
Total available for sale investment securities	41,256	2,816,853	301,163	3,159,272
Other financial assets	13,882	2,353	-	16,235
Total assets	$ 55,138	$ 2,898,783	$ 301,163	$ 3,255,084
Other financial liabilities	$ 13,882	$ 1,480	$ -	$ 15,362

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Mortgage loans held for sale – This category consists of mortgage loans held for sale that the Corporation has elected to measure at fair value under FASB ASC Subtopic 825-10. Fair value as of December 31, 2009 was measured as the price that secondary market investors were offering for loans with similar characteristics. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value.

- Available for sale investment securities – Included within this asset category are both equity and debt securities:

  - Equity securities – Equity securities above include $32.3 million of stocks of financial institutions and $9.0 million of mutual fund and other equity investments. These Level 1 investments are measured at fair value based on quoted prices for identical securities in active markets. Restricted equity securities totaling $99.1 million, issued by the FHLB and Federal Reserve Bank, have been excluded from the above table.

  - U.S. Government securities/U.S. Government sponsored agency securities/State and municipal securities/Collateralized mortgage obligations/Mortgage-backed securities – These debt securities are classified as Level 2 investments. Fair values are determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

  - Corporate debt securities – This category consists of $32.7 million of subordinated debt issued by financial institutions, $75.8 million of single-issuer trust preferred securities issued by financial institutions, $5.0 million of pooled trust preferred securities issued by financial institutions and $3.2 million of other corporate debt issued by non-financial institutions. The subordinated debt, other corporate debt issued by non-financial institutions and $68.8 million of single-issuer trust preferred securities held at December 31, 2009 are classified as Level 2 investments, and measured at fair value by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. As with the debt securities described above, an active market presently exists for securities similar to these Corporate debt security holdings.

The pooled trust preferred securities and $7.0 million of single-issuer trust preferred securities are classified as Level 3 assets. The fair values of these securities were determined based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers. The Corporation's third-party pricing service cannot derive fair values for these securities primarily due to inactive market transactions for similar investments.

- Auction rate securities – Due to their illiquidity, ARCs are classified as Level 3 investments and are valued through the use of an expected cash flows model prepared by a third-party valuation expert. The assumptions used in preparing the expected cash flows model include estimates for coupon rates, time to maturity and market rates of return.

- Other financial assets – Included within this asset category are: Level 1 assets, consisting of mutual funds that are held in trust for employee deferred compensation plans and measured at fair value based on quoted prices for identical securities in active markets; and Level 2 assets representing the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors. The fair value of the Corporation's interest rate locks and forward commitments are determined as the amount that would be required to settle each derivative financial instrument at the balance sheet date. See Note A, Summary of Significant Accounting Policies" for additional information.

- Other financial liabilities – Included within this category are: Level 1 employee deferred compensation liabilities which represent amounts due to employees under the deferred compensation plans, described under the heading "Other financial assets" above; Level 2 mortgage banking derivatives, described under the heading "Other financial assets" above; and Level 3 financial guarantees associated with the Corporation's commitment to purchase ARCs held within customer accounts.

The following table presents the changes in the Corporation's assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2009:

	Available for Sale Investment Securities			Other Financial Liabilities – ARC Financial Guarantee
	Pooled Trust Preferred Securities	Single-issuer Trust Preferred Securities	Auction Rate Securities (ARCs)	
		(in thousands)		
Balance, December 31, 2008	$ 15,381	$ 7,544	$ 195,900	$ (8,653)
Transfers from Level 3 to Level 2	-	(1,008)	-	-
Purchases (1)	-	-	89,385	14,890
Realized adjustments to fair value (2)	(9,470)	-	-	(6,237)
Unrealized adjustments to fair value (3)	(925)	443	12,984	-
Sales	-	-	(3,086)	-
Redemptions	-	-	(8,227)	-
(Premium amortization)/Discount accretion (4)	(7)	2	2,247	-
Balance, December 31, 2009	$ 4,979	$ 6,981	$ 289,203	$ -

(1) For ARCs, amount represents investments acquired from customers, less an adjustment to fair value upon purchase. For the ARC financial guarantee, amount represents the reversal of guarantee liability due to the purchase of ARCs from customers.

(2) For pooled trust preferred securities, realized adjustments to fair value represent credit related other-than-temporary impairment charges that were recorded as a reduction to investment securities gains on the consolidated statements of operations. For the ARC financial guarantee, the realized adjustment to fair value has been included as a component of operating risk loss on the consolidated statements of operations.

(3) Pooled trust preferred securities, single-issuer trust preferred securities, and ARCs are classified as available for sale investment securities; as such, the unrealized adjustment to fair value was recorded as an unrealized holding gain (loss) and included as a component of available for sale investment securities on the consolidated balance sheet.

(4) Included as a component of net interest income on the consolidated statements of operations.

Certain financial assets are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment. The Corporation's financial assets measured at fair value on a nonrecurring basis and reported on the Corporation's consolidated balance sheet as of December 31, 2009 were as follows:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Loans held for sale	$ -	$ 5,807	$ -	$ 5,807
Net loans	-	-	642,889	642,889
Other financial assets	-	23,309	22,498	45,807
Total assets	$ -	$ 29,116	$ 665,387	$ 694,503
Reserve for unfunded commitments	$ -	$ -	$ 855	$ 855

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Loans held for sale – This category consists of floating rate residential mortgage construction loans which are measured at the lower of aggregate cost or fair value. Fair value was measured as the prices that secondary market investors were offering for loans with similar characteristics.

- Net loans – This category consists of commercial loans and commercial mortgage loans which were considered to be impaired under FASB ASC Section 310-10-35 and have been classified as Level 3 assets. Impaired loans are measured at fair value based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of its collateral, if the loan is collateral dependent. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. The amount shown is the balance of impaired loans, net of the related allowance for loan losses.

- Other financial assets – This category includes other real estate owned. Fair values for these Level 2 assets were based on estimated selling prices less estimated selling costs for similar assets in active markets.

  Classified as Level 3 assets above are MSRs, which are initially recorded at fair value upon the sale of residential mortgage loans, which the Corporation continues to service, to secondary market investors. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are evaluated quarterly for impairment, by comparing the carrying amount to estimated fair value. Fair value is determined at the end of each quarter through a discounted cash flows valuation. Significant inputs to the valuation include expected net servicing income, the discount rate and the expected life of the underlying loans.

- Reserve for unfunded commitments – This liability represents the reserve associated with unused commitments to extend credit on loans which are impaired under FASB ASC Section 310-10-35, and included as Level 3 assets under the heading, "Net loans" above. The fair value of the reserve for unfunded commitments is determined based on the results of the measurement of impaired loans. As such, this liability is classified as a Level 3 item.

As required by FASB ASC Section 825-10-50, the following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2009 and 2008. In addition, a general description of the methods and assumptions used to estimate such fair values is also provided below.

Fair values of financial instruments are significantly affected by assumptions used, principally the timing of future cash flows and discount rates. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Further, certain financial instruments and all non-financial instruments not measured at fair value on the Corporation's consolidated balance sheets are excluded. The aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2009		2008	
FINANCIAL ASSETS	**Book Value**	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
Cash and due from banks	**$ 284,508**	**$ 284,508**	$ 331,164	$ 331,164
Interest-bearing deposits with other banks	**16,591**	**16,591**	16,791	16,791
Federal funds sold	**-**	**-**	4,919	4,919
Loans held for sale (1)	**85,384**	**85,384**	95,840	95,840
Securities held to maturity	**8,700**	**8,797**	9,636	9,765
Securities available for sale (1)	**3,258,386**	**3,258,386**	2,715,205	2,715,205
Loans, net of unearned income (1)	**11,972,424**	**11,972,109**	12,042,620	11,764,715
Accrued interest receivable	**58,515**	**58,515**	58,566	58,566
Other financial assets (1)	**128,374**	**128,374**	114,219	114,219
FINANCIAL LIABILITIES				
Demand and savings deposits	**$6,784,050**	**$ 6,784,050**	$ 5,453,799	$ 5,453,799
Time deposits	**5,313,864**	**5,349,237**	5,098,117	5,137,078
Short-term borrowings	**868,940**	**868,940**	1,762,770	1,762,770
Accrued interest payable	**46,596**	**46,596**	53,678	53,678
Other financial liabilities (1)	**53,267**	**53,267**	73,203	73,203
FHLB advances and long-term debt	**1,540,773**	**1,474,082**	1,787,797	1,765,815

(1) Description of fair value determinations for these financial instruments, or certain financial instruments within these categories, measured at fair value on the Corporation's consolidated balance sheets, are detailed under the heading, "FASB ASC Topic 820 Fair Value Measurements" above.

For short-term financial instruments defined as those with remaining maturities of 90 days or less, excluding those recorded at fair value and reported above under the heading, "FASB ASC Topic 820 Fair Value Measurements", the carrying amount was considered to be a reasonable estimate of fair value.

The following instruments are predominantly short-term:

Assets	**Liabilities**
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities

For those financial instruments within the above-listed categories with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

The estimated fair values of securities held to maturity as of December 31, 2009 and 2008 were generally based on quoted market prices, broker quotes or dealer quotes.

For short-term loans and variable rate loans that reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For other types of loans and time deposits, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The fair value of FHLB advances and long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of commitments to extend credit and standby letters of credit are estimated to equal their carrying amounts.

NOTE Q – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS
(in thousands)

	December 31	
	2009	2008
ASSETS		
Cash	**$ 119**	$ 38
Securities and other assets	**7,667**	8,666
Receivable from subsidiaries	**6,385**	104,260
Investment in:		
Bank subsidiaries	**1,798,610**	1,687,165
Non-bank subsidiaries	**558,100**	645,610
Total Assets	**$2,370,881**	$2,445,739

	December 31	
	2009	2008
LIABILITIES AND EQUITY		
Line of credit with bank subsidiaries	**$ -**	$ 86,000
Long-term debt	**381,659**	381,544
Payable to non-bank subsidiaries	**16,380**	53,176
Other liabilities	**36,360**	65,372
Total Liabilities	**434,399**	586,092
Shareholders' equity	**1,936,482**	1,859,647
Total Liabilities and Shareholders' Equity	**$2,370,881**	$2,445,739

CONDENSED STATEMENTS OF OPERATIONS

	2009	2008	2007
		(in thousands)	
Income:			
Dividends from subsidiaries	**$ 157,900**	$ 76,453	$ 190,089
Other	**70,775**	68,174	57,231
	228,675	144,627	247,320
Expenses	**99,526**	98,757	97,576
Income before income taxes and equity in undistributed net income of subsidiaries	**129,149**	45,870	149,744
Income tax benefit	**(10,354)**	(11,312)	(15,243)
	139,503	57,182	164,987
Equity in undistributed net income (loss) of:			
Bank subsidiaries	**18,596**	(23,449)	(22,504)
Non-bank subsidiaries	**(84,175)**	(39,350)	10,235
Net Income (Loss)	**$ 73,924**	$ (5,617)	$ 152,718
Preferred stock dividends and discount accretion	**(20,169)**	(463)	-
Net Income (Loss) Available to Common Shareholders	**$ 53,755**	$ (6,080)	$ 152,718

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008	2007
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income (Loss)	**$ 73,924**	$ (5,617)	$ 152,718
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Stock-based compensation	**1,781**	2,058	2,639
Excess tax benefits from stock based compensation	**-**	-	(111)
Decrease (increase) in other assets	**6,489**	(5,322)	(5,190)
Equity in undistributed net (income) loss of subsidiaries	**65,579**	62,799	12,269
(Decrease) increase in other liabilities and payable to non-bank subsidiaries	**(35,312)**	4,862	538
Total adjustments	**38,537**	64,397	10,145
Net cash provided by operating activities	**112,461**	58,780	162,863
Cash Flows From Investing Activities:			
Investment in bank subsidiaries	**(53,000)**	-	(62,592)
Investment in non-bank subsidiaries	**(10,000)**	(294,500)	-
Line of credit to non-bank subsidiary	**88,114**	(88,212)	-
Net cash provided by (used in) investing activities	**25,114**	(382,712)	(62,592)
Cash Flows From Financing Activities:			
Net (decrease) increase in short-term borrowings	**(86,000)**	38,268	(63,586)
Dividends paid	**(58,913)**	(103,976)	(103,122)
Net proceeds from issuance of preferred stock and common stock warrants	**-**	376,500	-
Net proceeds from issuance of common stock	**7,419**	13,177	7,368
Excess tax benefits from stock based compensation	**-**	-	111
Repayment of long-term debt	**-**	-	(21,471)
Additions to long-term debt	**-**	-	98,633
Acquisition of treasury stock	**-**	-	(18,227)
Net cash (used in) provided by financing activities	**(137,494)**	323,969	(100,294)
Net Increase (Decrease) in Cash and Cash Equivalents	**81**	37	(23)
Cash and Cash Equivalents at Beginning of Year	**38**	1	24
Cash and Cash Equivalents at End of Year	**$ 119**	$ 38	$ 1

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2009, the company's internal control over financial reporting is effective based on those criteria.

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the financial statements, the Company has changed its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments", codified within FASB ASC Subtopic 320-10.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 1, 2010

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
FOR THE YEAR 2009				
Interest income	**$ 195,567**	**$ 198,097**	**$ 197,861**	**$ 194,942**
Interest expense	**71,451**	**70,153**	**65,060**	**58,849**
Net interest income	**124,116**	**127,944**	**132,801**	**136,093**
Provision for loan losses	**50,000**	**50,000**	**45,000**	**45,020**
Other income	**46,914**	**45,377**	**41,180**	**39,285**
Other expenses	**106,372**	**107,806**	**99,810**	**100,370**
Income before income taxes	**14,658**	**15,515**	**29,171**	**29,988**
Income tax expense	**1,573**	**2,404**	**5,825**	**5,606**
Net income	**13,085**	**13,111**	**23,346**	**24,382**
Preferred stock dividends and discount accretion	**(5,031)**	**(5,046)**	**(5,046)**	**(5,046)**
Net income available to common shareholders	**$ 8,054**	**$ 8,065**	**$ 18,300**	**$ 19,336**
Per common share data:				
Net income (basic)	**$ 0.05**	**$ 0.05**	**$ 0.10**	**$ 0.11**
Net income (diluted)	**0.05**	**0.05**	**0.10**	**0.11**
Cash dividends	**0.03**	**0.03**	**0.03**	**0.03**
FOR THE YEAR 2008				
Interest income	$ 229,220	$ 215,392	$ 213,809	$ 209,073
Interest expense	103,321	83,502	79,791	76,732
Net interest income	125,899	131,890	134,018	132,341
Provision for loan losses	11,220	16,706	26,700	65,000
Other income	37,680	32,150	30,815	10,411
Other expenses	96,660	109,736	99,355	190,874
Income (loss) before income taxes	55,699	37,598	38,778	(113,122)
Income tax expense (benefit)	14,203	11,920	9,702	(11,255)
Net income (loss)	41,496	25,678	29,076	(101,867)
Preferred stock dividends and discount accretion	-	-	-	(463)
Net income (loss) available to common shareholders	$ 41,496	$ 25,678	$ 29,076	$ (102,330)
Per common share data:				
Net income (loss) (basic)	$ 0.24	$ 0.15	$ 0.17	$ (0.58)
Net income (loss) (diluted)	0.24	0.15	0.17	(0.58)
Cash dividends	0.15	0.15	0.15	0.15

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8 "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Continuing Directors and Independence Standards", "Named Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct", "Procedure for Shareholder Nominations", and "Other Board Committees" within the Corporation's 2010 Proxy Statement.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation" and "Compensation Committee Interlocks and Insider Participation" within the Corporation's 2010 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" within the Corporation's 2010 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions with Directors and Executive Officers" and "Information about Nominees, Continuing Directors and Independence Standards" within the Corporation's 2010 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses", of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data".

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2010 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements -- The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:

   (i) Consolidated Balance Sheets - December 31, 2009 and 2008.

   (ii) Consolidated Statements of Operations - Years ended December 31, 2009, 2008 and 2007.

   (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) - Years ended December 31, 2009, 2008 and 2007.

   (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2009, 2008 and 2007.

   (v) Notes to Consolidated Financial Statements

   (vi) Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules -- All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

3. Exhibits -- The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

   3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

   3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

   3.3 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

   4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

   4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

   4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

   4.4 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.5 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.7 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – filed herewith.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities

Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.18 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

99.2 Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: March 1, 2010

By: /s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Jeffrey G. Albertson, Esq. Jeffrey G. Albertson, Esq.	Director	March 1,2010
/s/ John M. Bond, Jr. John M. Bond, Jr.	Director	March 1,2010
/s/ Donald M. Bowman, Jr. Donald M. Bowman, Jr.	Director	March 1,2010
/s/ Dana A. Chryst Dana A. Chryst	Director	March 1,2010
/s/ Beth Ann L. Chivinski Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	March 1,2010
/s/ Craig A. Dally, Esq. Craig A. Dally, Esq.	Director	March 1,2010
/s/ Patrick J. Freer Patrick J. Freer	Director	March 1,2010

Signature	**Capacity**	**Date**
/s/ Rufus A. Fulton, Jr. Rufus A. Fulton, Jr.	Director	March 1,2010
/s/ George W. Hodges George W. Hodges	Director	March 1,2010
/s/ Willem Kooyker Willem Kooyker	Director	March 1,2010
/s/ Donald W. Lesher, Jr. Donald W. Lesher, Jr.	Director	March 1,2010
/s/ Charles J. Nugent Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1,2010
/s/ John O. Shirk, Esq. John O. Shirk, Esq.	Director	March 1,2010
/s/ R. Scott Smith, Jr. R. Scott Smith, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	March 1,2010
Gary A. Stewart	Director	March 1,2010
/s/ E. Philip Wenger E. Philip Wenger	President and Chief Operating Officer	March 1,2010

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

3.3 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

4.4 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.5 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008. Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.7 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – filed herewith.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.18 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

99.2 Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank, N.A. One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank P.O. Box 25091 Lehigh Valley, Pennsylvania 18002	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Delaware National Bank 21035 Dupont Boulevard P. O. Box 520 Georgetown, DE 19947	United States of America	Delaware National Bank
The Bank 100 Park Avenue P.O. Box 832 Woodbury, NJ 08096	New Jersey	The Bank
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Skylands Community Bank 176 Mountain Avenue Hackettstown, NJ 07840	New Jersey	Skylands Community Bank
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
PBI Capital Trust 919 Market Street, Suite 700 Wilmington, DE 19801	Delaware	PBI Capital Trust
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA	Virginia	Virginia Financial Services, LLC
SVB Bald Eagle Statutory Trust I Hartford, CT	Connecticut	SVB Bald Eagle Statutory Trust I
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank
Columbia Bancorp Statutory Trust 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust
Columbia Bancorp Statutory Trust II 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust II
Columbia Bancorp Statutory Trust III 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust III
Fulton Capital Trust I One Penn Square P.O. Box 4887 Lancaster, PA 17604-4887	Pennsylvania	Fulton Capital Trust I

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, and No. 333-145542) on Forms S-8 and on the registration statement (No. 33-37835, No. 333-61268, No. 333-123532, No. 333-130718, No. 333-156339 and No. 333-156396) on Forms S-3 of Fulton Financial Corporation of our report dated March 1, 2010, with respect to the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Fulton Financial Corporation.

Our report dated March 1, 2010, on the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, refers to the Corporation's change in its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments", which was codified as FASB ASC Subtopic 320-10.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 1, 2010

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2010

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2010

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr., Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2009, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 1, 2010

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 32.2 – Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2009, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 1, 2010

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1 – Certification of Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

I, R. Scott Smith, Jr. Chief Executive Officer of Fulton Financial Corporation, certify, based on my knowledge, that:

(i) The compensation committee of Fulton Financial Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on September 14, 2009 and ending December 31, 2009 (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Fulton Financial Corporation;

(ii) The compensation committee of Fulton Financial Corporation has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation, and during that same applicable period has identified any features of the employee compensation plans that pose risks to Fulton Financial Corporation and has limited those features to ensure that Fulton Financial Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Fulton Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Fulton Financial Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation;
(B) Employee compensation plans that unnecessarily expose Fulton Financial Corporation to risks; and
(C) Employee compensation plans that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee;

(vi) Fulton Financial Corporation has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Fulton Financial Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on June 15, 2009 and ending on December 31, 2009;

(viii) Fulton Financial Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on June 15, 2009 and ending on December 31, 2009;

(ix) The board of directors of Fulton Financial Corporation has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by September 14, 2009; this policy has been provided to Treasury and Fulton Financial Corporation's primary regulatory agency; Fulton Financial Corporation and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Fulton Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during the period beginning on June 15, 2009 and ending on December 31, 2009;

(xi) Fulton Financial Corporation will disclose the amount, nature, and justification for the offering during the period beginning on June 15, 2009 and ending on December 31, 2009 of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Fulton Financial Corporation will disclose whether Fulton Financial Corporation, the board of directors of Fulton Financial Corporation, or the compensation committee of Fulton Financial Corporation has engaged during the period beginning on June 15, 2009 and ending on December 31, 2009, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Fulton Financial Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on June 15, 2009 and ending on December 31, 2009;

(xiv) Fulton Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Fulton Financial Corporation and Treasury, including any amendments;

(xv) Fulton Financial Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 U.S.C 1001.)

Dated: March 1, 2010

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 99.2 – Certification of Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, certify, based on my knowledge, that:

(i) The compensation committee of Fulton Financial Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on September 14, 2009 and ending December 31, 2009 (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Fulton Financial Corporation;

(ii) The compensation committee of Fulton Financial Corporation has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation, and during that same applicable period has identified any features of the employee compensation plans that pose risks to Fulton Financial Corporation and has limited those features to ensure that Fulton Financial Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Fulton Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Fulton Financial Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

> (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Fulton Financial Corporation;
> (B) Employee compensation plans that unnecessarily expose Fulton Financial Corporation to risks; and
> (C) Employee compensation plans that could encourage the manipulation of reported earnings of Fulton Financial Corporation to enhance the compensation of an employee;

(vi) Fulton Financial Corporation has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Fulton Financial Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on June 15, 2009 and ending on December 31, 2009;

(viii) Fulton Financial Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on June 15, 2009 and ending on December 31, 2009;

(ix) The board of directors of Fulton Financial Corporation has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by September 14, 2009; this policy has been provided to Treasury and Fulton Financial Corporation's primary regulatory agency; Fulton Financial Corporation and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Fulton Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during the period beginning on June 15, 2009 and ending on December 31, 2009;

(xi) Fulton Financial Corporation will disclose the amount, nature, and justification for the offering during the period beginning on June 15, 2009 and ending on December 31, 2009 of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Fulton Financial Corporation will disclose whether Fulton Financial Corporation, the board of directors of Fulton Financial Corporation, or the compensation committee of Fulton Financial Corporation has engaged during the period beginning on June 15, 2009 and ending on December 31, 2009, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Fulton Financial Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on June 15, 2009 and ending on December 31, 2009;

(xiv) Fulton Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Fulton Financial Corporation and Treasury, including any amendments;

(xv) Fulton Financial Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 U.S.C 1001.)

Dated: March 1, 2010

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

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INVESTOR INFORMATION

INVESTOR INFORMATION

STOCK LISTING

Common shares of Fulton Financial Corporation are traded under the symbol "FULT" and are listed in the NASDAQ Global Select Market.

CASH DIVIDENDS

The Fulton Financial Corporation Board of Directors decides whether to declare a quarterly cash dividend in the third month of each quarter (i.e., March, June, September and December).

DIVIDEND REINVESTMENT PLAN AND DIRECT DEPOSIT OF CASH DIVIDENDS

Fulton Financial Corporation offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and direct deposit of cash dividends.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Corporation's common stock by utilizing the Dividend Reinvestment Plan.

Shareholders participating in the Plan may also make voluntary cash contributions not to exceed $5,000 per month.

In addition, shareholders also have the option of having their cash dividends sent directly to their financial institution for deposit into their checking or savings account.

Shareholders may receive information on either the Dividend Reinvestment Plan and Stock Purchase Plan or direct deposit of cash dividends by writing to:

Stock Transfer Department
Fulton Financial Advisors
P.O. Box 3215
Lancaster, PA 17604-3215
or by calling: (717) 291-2546 or toll-free: 1.800.626.0255.

INVESTOR INFORMATION AND DOCUMENTS

A copy of the Corporation's Annual Report, Form 10-K, 2010 Proxy Statement and other documents filed with the Securities and Exchange Commision can be viewed on the Corporation's website at *www.fult.com.* In addition, copies of the Form 10-K and 2010 Proxy Statement may be obtained without charge to shareholders by writing to:

Corporate Secretary
Fulton Financial Corporation
P.O. Box 4887
Lancaster, PA 17604-4887

News, stock information, an events calendar, Corporate presentations and other information can be found on the Corporation's website at *www.fult.com.*

The Annual Meeting of Shareholders of Fulton Financial Corporation will be held on Friday, April 30, 2010 at 10:00 a.m. in the Commonwealth Ballroom of the Lancaster Marriott at Penn Square in downtown Lancaster. Please note that any shareholder who would like to attend MUST HAVE A RESERVATION.

To make a reservation, please return the Annual Meeting Response Card you received with your proxy statement. Your reservation will help ensure that we have adequate seating for all shareholders who plan to join us that day.

SENIOR MANAGEMENT, DIRECTORS & ADVISORY BOARD MEMBERS

FULTON FINANCIAL CORPORATION SENIOR MANAGEMENT

R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

E. Philip Wenger,
President and Chief Operating Officer

Charles J. Nugent,
Senior Executive Vice President/ Chief Financial Officer

James E. Shreiner,
Senior Executive Vice President/ Administrative Services

Craig H. Hill
Senior Executive Vice President/ Human Resources

FULTON FINANCIAL CORPORATION BOARD OF DIRECTORS

Jeffrey G. Albertson, Esq.
John M. Bond, Jr.
Donald M. Bowman, Jr.
Dana A. Chryst
Craig A. Dally, Esq.
Patrick J. Freer
Rufus A. Fulton, Jr.
George W. Hodges
Willem Kooyker
Donald W. Lesher, Jr.
John O. Shirk, Esq.
R. Scott Smith, Jr.
Gary A. Stewart
E. Philip Wenger

SUBSIDIARY BANK BOARDS OF DIRECTORS

FULTON BANK

Richard J. Ashby, Jr.
Larry D. Bashore
Dana A. Chryst
Carlos E. Graupera
James M. Herr
Curtis J. Myers
George A. Parmer
Harlowe R. Prindle
A. Richard Pugh
Craig A. Roda
John O. Shirk, Esq.

FULTON BANK DIVISIONAL BOARDS

BRANDYWINE DIVISION

Kenneth M. Goddu, *Chairman*
Robert F. Adams, Esq.
Wilmer L. Hostetter
Dallas Krapf
James D. McLeod, Jr.
Michael J. O'Rourke

CAPITAL DIVISION

Robert S. Jones, *Chairman*
James C. Byerly
Samuel T. Cooper, III, Esq.
Thomas S. Davis, M.D.
Charles J.DeHart, III, Esq.
Steven S. Etter
Dolores Liptak
Barry E. Musser, C.P.A.
Beth A. Peiffer
Steven C. Wilds

DROVERS DIVISION

Vernon L. Bracey
Robert S. Freed
Jevon L. Holland
Gregory V. Saubel
William S. Shipley, III
Gary A. Stewart, Jr.
Delaine A. Toerper
Christine R. Wardrop
Constance L. Wolf

GREAT VALLEY DIVISION

Jeffrey R. Rush, *Chairman*
Marcelino Colon
Michael D. Fromm
Kathryn G. Goodman
Daniel M. Goodyear
William G. Koch, Sr., C.P.A.
Chris G. Kraras

LEBANON VALLEY DIVISION

Barry E. Ansel, *Chairman*
Donald H. Dreibelbis
Randall I. Ebersole
Robert J. Funk
Robert P. Hoffman
Wendie DiMatteo Holsinger
Robert J. Longo
Albert B. Murry
M. Randolph Tice

PREMIER DIVISION

Joseph R. Feilmeier, *Chairman*
Barry R. Angely
Anthony D. Cino
Wallace Rosenthal
Ivy Silver

SOUTHERN DIVISION

T.A. Grell, Jr., *Chairman*
T. Richard Litton, Jr.
Lloyd M. Poe
Timothy J. Stiffler
Elizabeth Addington Twohy

FULTON BANK ADVISORY BOARDS

NORTH

Gerald L. Harding
Dean A. Hoover
Louis G. Hurst
Kent M. Martin
Michael L.Weinhold,C.P.A.

CENTRAL

Ronald L. Miller, C.P.A.
Irel D. Buckwalter
Wilbur G. Rohrer
Paul W. Stauffer

NORTHWEST

P. Larry Groff, Sr.
Peter J. Hondru
Kenneth L. Kreider
Jessica H. May
Peter B. McCracken
Robert W. Obetz, Jr.
Larry D. Sauder
David W. Sweigart, III
J. David Young, Jr., Esq.
Dennis M. Zubler

East
Galen Eby
R. Douglas Good, Esq.
Richard M. Hurst
Aldus R. King
Vernon R. Martin
John D. Yoder

South
Frank M. Abel, V.M.D.
John E. Chase
James W. Hostetter, Sr., C.P.A.
Dwight E. Wagner

State College
Allan Darr
Elizabeth A. Dupuis
Todd A. Erdley
John A. Rodgers

Agricultural Advisory Board
Harry H. Bachman
I. Hershey Bare
Dennis L. Grumbine
William Hostetter
Amos M. Hursh
Aldus R. King
Jay H. Kopp
Peter B. McCracken

Swineford National Bank
Arthur F. Bowen
Thomas C. Clark, Esq.
Michael N. O'Keefe
William D. Robinson
Michael R. Wimer
Gene D. Zartman

Lafayette Ambassador Bank
Gary A. Clewell
Craig A. Dally, Esq.
L. Anderson Daub
Sara (Sally) Jane Gammon
Thomas J. Maloney, Esq.
Alan B. McFall, Esq.
Jamie P. Musselman
Gerald A. Nau
Edith Ritter
John J. Simon

FNB Bank, N.A.
Robert O. Booth
Richard A. Grafmyre
James D. Hawkins
Wendy S. Tripoli
Joanne E. Wade

Delaware National Bank
Dale R. Dukes
Jeffrey M. Fried
Amy A. Higgins
Mark E. Huntley
Greg N. Johnson
Terry A. Megee
Ronald T. Moore
Ralph W. Simpers
P. Randolph Taylor
David T. Wilgus

The Bank
Joseph F. Adams, C.P.A.
Jeffrey G. Albertson, Esq.
Dennis N. DeSimone
Lawrence M. DiVietro, Jr.
Sandra J. Gubbine
James R. Johnson, Jr.
Scott H. Kintzing
Warner A. Knobe
Ross Levitsky, Esq.
Angela M. Snyder
Daniel G. Timms, D.D.S.
Paul J. Tully

The Bank Divisional Board
First Washington Division
James R. Johnson, Jr.
Timothy J. Losch
Stephen R. Miller

Skylands Community Bank
Norman S. Baron
Blanquita Bonifacio
John K. Kitchen
Joel A. Kobert
Stephen R. Miller
Raymond Nisivoccia, C.P.A.
Denis H. O'Rourke
Paul Pinizzotto
Anthony J. Santye, Jr.
Leslie E. Smith, Jr.
Mark F. Strauss, Esq.
Norman Worth

The Columbia Bank
Joe N. Ballard
John M. Bond, Jr.
Robert R. Bowie, Jr.
Donald M. Bowman, Jr.
Garnett Y. Clark, Jr.
Raymond A. Grahe
Donald R. Harsh, Jr.
James R. Moxley, III
John A. Scaldara, Jr.
Gregory Snook
David K. Williams, Jr.
Elizabeth M. Wright

The Columbia Bank
Divisional Boards

Hagerstown Trust Division
Donald M. Bowman, Jr.
Paul N. Crampton, Jr.
Louis J. Giustini
Raymond A. Grahe
Donald R. Harsh, Jr.
Doris E. Lehman
Paul C. Mellott, Jr.
John A. Scaldara, Jr.
Gregory Snook

Peoples Bank of
Elkton Division
Harry C. Brown
Donald S. Hicks
Robert O. Palsgrove
John A. Scaldara, Jr.
Nancy R. Simpers
David K. Williams, Jr.

BANKING SUBSIDIARIES:
Fulton Bank, N.A.
Swineford National Bank
Lafayette Ambassador Bank
FNB Bank, N.A.
Delaware National Bank
The Bank
Skylands Community Bank
The Columbia Bank

Residential mortgage lending offered through:
Fulton Mortgage Company

Investment management and planning services offered through:
Fulton Financial Advisors & Clermont Wealth Strategies